Filed Pursuant to Rule 424(b)(4)
Registration No. 333-172215

PROSPECTUS

14,684,000 Shares

COMMON STOCK

Pandora Media, Inc. is offering 6,000,682 shares of its common stock and the selling stockholders are offering 8,683,318 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market exists for our shares.

Our common stock has been approved for listing on The New York Stock Exchange under the symbol “P.”

Investing in the common stock involves risks. See “Risk Factors” beginning on page 11.

PRICE $16.00 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company	Proceeds to Selling Stockholders
Per Share	$16.00	$1.12	$14.88	$14.88
Total	$234,944,000	$16,446,080	$89,290,148	$129,207,772

Pandora Media, Inc. has granted the underwriters the right to purchase up to an additional 2,202,600 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on June 20, 2011.

MORGAN STANLEY	J.P. MORGAN	CITI

WILLIAM BLAIR & COMPANY	STIFEL NICOLAUS WEISEL	WELLS FARGO SECURITIES

June 14, 2011

PANDORA®

internet radio

Our mission is to enrich people’s lives by enabling them to enjoy music they know and discover music they’ll love. Anytime. Anywhere.

PANDORA® business model
90,000,000+
registered users in the U.S.
800,000+
songs in the PANDORA® collection
10,000,000,000+
thumbs
Music Genome Project®
• Comprehensive database of music analysis
• Up to 450 attributes per song
Collective Feedback
• 10 billion+ thumbs and growing
• 1.4 billion+ stations created
PANDORA
internet radio
Ongoing Personalization & Discovery
Individual Engagement
• Real-time adaptation of playlist
• Avg 10+ listening hours per month per listener
National & Local Advertising
• Display, audio and video solutions
• Multi-platform: computers, smartphones, automotive, CE devices
Source: internal data

We, the selling stockholders and the underwriters have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus or a free-writing prospectus is accurate only as its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until July 9, 2011, all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Unless the context requires otherwise, the words “Pandora,” the “company,” “we,” “us” and “our” refer to Pandora Media, Inc. For purposes of this prospectus, the term “stockholders” shall refer to holders of our common stock.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and accompanying notes before making an investment decision.

PANDORA MEDIA, INC.

Our Mission

Our mission is to enrich people’s lives by enabling them to enjoy music they know and discover music they’ll love, anytime, anywhere. People connect with music on a fundamentally personal and deeply emotional level. Whether it’s a song someone first heard ten years ago or one they’ve just discovered, if they connect with that music on our service, a strong bond is forged at that moment with Pandora. Just as we value music, we also hold a deep respect for those who create it. We celebrate and hold dear the individuals who have chosen to make music, from megastars to talented new and emerging artists.

Who We Are

Pandora is the leader in internet radio in the United States, offering a personalized experience for each of our listeners. We have pioneered a new form of radio – one that uses intrinsic qualities of music to initially create stations and then adapts playlists in real-time based on the individual feedback of each listener. In April 2011, we had over 90 million registered users and we added a new registered user every second on average. We have more than a 50% share of all internet radio listening time among the top 20 stations and networks in the United States, according to a November 2010 report by Ando Media, or Ando, an audience measurement and ads management firm. Since we launched the Pandora service in 2005, our listeners have created over 1.4 billion stations.

The Music Genome Project and our playlist generating algorithms form the technology foundation that enables us to deliver personalized radio to our listeners. These proprietary technologies power our ability to predict listener music preferences and play music content suited to the tastes of each individual listener. The extensive musicological database of the Music Genome Project has been meticulously built by a team of professional musicians and musicologists analyzing up to 450 attributes, or genes, for every song in our vast collection, to capture the fundamental musical properties of each recording. When a listener enters a single song, artist, composer or genre to start a station – a process we call seeding – our complex mathematical algorithms combine the genes cataloged by the Music Genome Project with individual and collective feedback to suggest songs and build personalized playlists. Over the last decade, our music analysts have been analyzing songs, our engineers have been organizing the genome and refining our playlist generating algorithms and, since the launch of our service five years ago, our listeners have been giving us feedback as they use our service. Containing over 800,000 songs from over 80,000 artists, we believe the Music Genome Project is the most comprehensive analysis of music in the world.

We make the Pandora service available through a variety of distribution channels. In addition to streaming our service to traditional computers, we have developed Pandora applications for smartphones, such as Android phones, Blackberry phones and the iPhone, and partnered with the makers of over 200 consumer electronics devices, including Alpine, Panasonic, Pioneer, Samsung and Sony. We have also developed relationships with major automobile manufacturers, including Ford Motor Company, Mercedes-Benz and MINI (BMW Group), and with suppliers to major automobile manufacturers, to integrate the Pandora service into current and future automotive sound systems. Additionally, General Motors, Hyundai and Toyota have publicly announced their plans for future Pandora integrations. To date, the Pandora app has been downloaded more than 50 million times on the most popular smartphone platforms in the United States. According to a September 2010 report by Nielsen, a media measurement firm, the Pandora app is a top five most used app across all four major smartphone platforms in the United States. In January 2011, the Pandora app was the #2 all-time downloaded free iPhone app and the #1 all-time downloaded free iPad app, according to Apple.

We offer our service to listeners at no cost and we generate revenue primarily from advertising. We also offer a subscription service to listeners. Our advertising solutions address three large advertising markets in the United States: online display, rich media and video, mobile and broadcast radio. The online display, rich media and video advertising market was $9.8 billion in 2010, and is expected to grow at a 15% compound annual growth rate to $17.0 billion in 2014, according to IDC, a provider of market intelligence. Just as shifting consumer consumption to online media has driven online advertising growth, the mobile advertising market is expected to grow as more users access the internet through mobile devices. IDC estimates that in 2010 there were 103 million consumer mobile devices using the internet in the United States, and forecasts that this number will grow to 168 million in 2014. Along with consumer mobile internet usage growth, mobile advertising is expected to grow rapidly, from $877 million in 2010 to $6.8 billion in 2014, a 67% compound annual growth rate according to IDC. Our audio advertising products also address the broadcast radio ad market which was $13.4 billion in 2010 and is expected to reach $13.7 billion in 2014, according to IDC. We have a significant opportunity to serve the needs of both national and local advertising customers in these three markets.

Our revenue was $55.2 million, $137.8 million and $51.0 million in fiscal 2010 and 2011 and the three months ended April 30, 2011, respectively. Our net loss was $16.8 million, $1.8 million and $6.8 million in fiscal 2010 and 2011 and the three months ended April 30, 2011, respectively, and we expect to continue to incur operating losses on an annual basis through at least fiscal 2012.

How We Are Redefining Radio

Radio has accounted for approximately 80% of audio entertainment listening hours every year from 2002 to 2009, according to the Veronis Suhler Stevenson, or VSS, Communications Industry Forecasts, 22nd and 24th Editions. In addition, in 2009, listeners averaged 13 hours per week of audio entertainment listening on the radio, compared to approximately three hours per week for owned recorded music on formats such as CDs or MP3s, according to VSS. We are redefining radio from the traditional one-to-many programming of broadcast radio to a truly personalized one-to-one radio listening experience. We believe the following competitive strengths will help us realize the potential of our opportunity:

We Enable Personalization and Discovery. Unlike traditional radio stations that broadcast the same content at the same time to all of their listeners, we enable each of our listeners to create up to 100 personalized stations. We believe the promotion of music discovery is one of the reasons why radio has endured as the most popular way to listen to music and that our personalized playlist generating system more effectively introduces listeners to music they will love.

We Listen to Our Listeners. We continue to build a highly-recognized brand by providing a high quality service. We believe the greatest contributor to our growth has been our passionate listeners sharing their positive experiences with their friends, families and other music fans. Pandora has grown primarily by word-of-mouth, and as a result, we have been able to build our brand with relatively low marketing costs.

We’ve Pioneered a Personalized Playlist Generating System. Our proprietary personalized playlist generating system enables us to predict listener music preferences and stream music content that is tailored to individual music tastes.

•

Genotyping Music. Our music analysts measure up to 450 attributes per song that collectively capture a song’s musical attributes – everything from melody, harmony and instrumentation to rhythm, vocals and lyrics.

•

Leveraging Individual and Collective Feedback. While listening to a station, our listeners provide feedback by selecting a thumbs-up (I like this song) or a thumbs-down (I don’t like this song). These “thumbs” teach us more about our listeners’ preferences and we use them to adapt and improve the playlist for each listener in real-time. In 2010, we received an aggregate of over three billion thumbs, and since the launch of our service we have collected over ten billion thumbs.

•

Developing and Refining Playlist Generating Algorithms. We have developed, and continue to refine, complex mathematical algorithms that combine the musical analysis from the Music Genome Project with the individual and collective feedback we receive from our listeners to predict music preferences and generate personalized playlists.

•

Building Our Catalog. We add thousands of songs per month to the Music Genome Project based on music selected by our curators, feedback from our listeners and independent submissions by artists. Our vast catalog of songs represent nearly every recorded musical genre, from classical, jazz, rock, pop and hip hop to post punk, Celtic and flamenco.

We’ve Built a Multi-Channel Distribution Ecosystem. We work closely with our distribution partners, including manufacturers of smartphones, consumer electronics products and automotive sound systems, so that our listeners can enjoy personalized radio anytime, anywhere.

Why Our Listeners Choose Pandora

We Provide a High Quality Personalized Experience Full of Discovery. Each of our listeners can create up to 100 internet radio stations personalized for his or her tastes, mood, situation or venue. The Pandora service bridges the gap between music owned by listeners, which does not promote discovery, and mass-market broadcast radio, which is not personalized.

Pandora is Free and Easy. Getting started on Pandora is free and easy. Our interface is simple, intuitive and uncluttered. Our goal is to have listeners tapping their feet to music they love the moment they access the Pandora service. In addition to creating a station by selecting a song or artist, we offer genre stations to make seeding a station even easier. Listeners can also learn about artists, songs and lyrics and easily access online music stores to purchase singles or albums with a few simple clicks.

We’re Everywhere Our Listeners Want Us to Be. Music is a part of everyday life for most people. Thanks to the proliferation of broadband internet access and internet-connected devices and our strong multi-partner ecosystem, listeners can access the Pandora service wherever they want. Our listeners can tune in at work, in the car, at home and virtually anywhere they want.

Why Our Advertisers Choose Pandora

Reaching Millions of People, One at a Time. We had over 90 million registered users as of April 2011 and in our fiscal year ended January 31, 2011, we streamed approximately 3.8 billion hours of radio listening. On the Pandora service, advertisers are able to reach listeners in ways that are not possible for broadcast radio, which uses listener survey data to estimate a likely audience size and composition at any given time. We enable both national and local advertisers to reach individual listeners based on their age, gender, zip code and music preferences and provide analytics for our advertisers detailing characteristics of the listeners their campaigns reached. Our listeners actively participate with our service, providing advertisers the opportunity to interact with them.

Multi-Platform Ad Solutions. We provide display, audio and video advertising products across multiple distribution platforms. Our advertisers have the ability to design multi-platform campaigns that reach our listeners wherever they enjoy listening to music. Our advertisers can seamlessly combine audio ads with rich display ads to create an immersive branding environment. With one of the top mobile device apps and a mobile listenership that has surpassed our traditional computer listenership, we believe we are well-positioned to continue to innovate in this market.

Enhanced Messaging Environment. Our advertising products are integrated with the listening experience and are designed to minimize disruption to our listeners while enhancing their engagement with ads. Our uncluttered listener interface maximizes the impact of our advertisers’ messages. Our display and video advertising products are generally served when listeners click on the Pandora service, such as when they change a station or thumbs-up a song, further enhancing listener engagement with our advertisers’ messages. In addition, on average, we currently run less than one minute of audio ads per hour of listening. By comparison, the three major radio networks averaged approximately 13 minutes of ads per hour in 2009, according to SNL Kagan, a media and communications research firm.

Listener Growth

We track listener hours, number of registered users and number of active users because they are key indicators of the growth of our business. The charts below set forth on a quarterly basis our listener hours for fiscal 2009, 2010 and 2011 and the three months ended April 30, 2011, as well as our registered users as of the end of each of those periods.

Total Listener Hours(1)	Total Registered Users(2)	Total Active Users(3)
(in millions)	(in millions, end of period)	(in millions, end of period)

(1)	Listener hours are defined in footnote 3 to our Selected and Other Financial Data.
(2)	Registered users are defined in footnote 4 to our Selected and Other Financial Data.
(3)	Active users are defined in footnote 5 to our Selected and Other Financial Data.

Pandora Tomorrow

Our growth has been driven by making the Pandora service a great experience for our listeners, by broadening the availability of our service and by growing ad revenue in ways that work for both our listeners and our advertisers. We are focused on building a successful long-term business and the key elements of our strategy are to:

Enhance Our Service. We believe the better job we do creating a great experience, the more listeners we attract, the more they listen, and the more they help us grow through word-of-mouth. As a result, we intend to continue to innovate and improve the Pandora service.

Develop Innovative Advertising Products. We continue to develop advertising products that are compelling for our advertisers without compromising the experience for our listeners.

Build Our Ad Sales Force and Support Organization. We are building our sales force to further our penetration of national and local advertisers.

Expand Distribution. We are expanding our reach to new mobile, consumer electronics and automotive platforms.

Expand to Other Geographies. We believe there is a substantial market for online personalized radio outside of the United States, and our long-term goal is to deliver the Pandora service to listeners globally.

Expand Content Formats. Although music format stations represent approximately 80% of total radio share according to Arbitron, a media and marketing research firm, many radio listeners are drawn to comedy, sports, talk, news and other forms of content beyond music. In May 2011, we began offering comedy stations that can be personalized to each listener’s tastes, and over the long term we think there is an opportunity to offer other types of content in addition to music and comedy.

Risks Related to Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully under the caption “Risk Factors,” and include but are not limited to the following:

•

Internet radio is an emerging market, and if we are unable to increase the number of listeners and listener hours or to convince advertisers of the benefits of our advertising products, our business and future prospects will be harmed.

•

Our mobile listenership has experienced significant growth since we introduced the first mobile version of our service in May 2007, and we have plans to increase the number of listeners who use the Pandora service on mobile devices. However, according to IDC, the percentage of U.S. advertising spending allocated to advertising on mobile devices was less than 1% in 2010, compared to 13% for all online advertising. If we are unable to increase revenue from our advertising products delivered to mobile devices, our results of operations will be materially adversely affected.

•	We face many competitive challenges, any of which could adversely affect our prospects, results of operations and financial condition.

•

Our current business plan depends upon arrangements pursuant to which we obtain licenses from, and pay royalties to, copyright owners of both musical works and sound recordings. The rates we pay for the use of sound recordings for the years 2006 through 2015 were negotiated and settled following an adverse ruling by the U.S. Copyright Royalty Board and there is no guarantee that the rates to which we may be subject thereafter will allow us to reach sustained profitability.

•

Our ability to increase the number of our listeners will depend in part on our ability to establish and maintain relationships with makers of connected devices, our ability to make our technologies compatible with their platforms and consumer acceptance of the products that integrate our service.

•

Our business and prospects depend on the strength of our brand and failure to maintain and enhance our brand would harm our ability to expand our base of listeners, advertisers and other partners and may require us to increase our marketing expenses, which would adversely affect our results of operations.

Corporate Information

We were incorporated in the State of California in January 2000 as TheSavageBeast.com, Inc. and changed our name in May 2000 to Savage Beast Technologies Incorporated. In July 2005, we changed our name to Pandora Media, Inc. In December 2010, we became a Delaware corporation by way of a merger with and into a wholly-owned Delaware subsidiary, with the Delaware subsidiary remaining as the surviving corporation with the name Pandora Media, Inc. following the merger.

We have a January 31 fiscal year end. Accordingly, all references herein to a fiscal year refer to the 12 months ended January 31 of such year, and references to the first, second, third and fourth fiscal quarters refer to the three months ended April 30, July 31, October 31 and January 31, respectively.

Our principal executive offices are located at 2101 Webster Street, Suite 1650, Oakland, California 94612 and our telephone number is (510) 451-4100. Our website is www.pandora.com. The information on or that can be accessed through our website is not part of, and is not incorporated, into this prospectus.

Pandora®, the Music Genome Project® and other trademarks or services marks of Pandora appearing in this prospectus are the property of Pandora. All other service marks, trademarks and trade names referred to in this prospectus are property of their respective holders.

THE OFFERING

Common stock offered by Pandora	6,000,682 shares

Common stock offered by the selling stockholders	8,683,318 shares

Total common stock offered	14,684,000 shares

Over-allotment option	2,202,600 shares (to be granted by us)

Common stock to be outstanding after this offering	159,727,692 shares, or 161,930,292 shares if the underwriters exercise in full their option to purchase additional shares from us based on the number of shares of common stock outstanding as of April 30, 2011.

Dividend policy	Except for the payment of accrued and unpaid dividends on our redeemable convertible preferred stock upon conversion of such redeemable convertible preferred stock in connection with the closing of this offering, we do not anticipate paying any dividends in the foreseeable future. See the sections captioned “Use of Proceeds” and “Dividend Policy” for additional information.

Use of proceeds	We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $85.5 million, or approximately $118.3 million if the underwriters’ over-allotment option is exercised in full, based upon an initial public offering price of $16.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

We will use a portion of the net proceeds of this offering to pay accrued and unpaid dividends on our redeemable convertible preferred stock in connection with the automatic conversion of such redeemable convertible preferred stock into common stock upon the closing of this offering. The amount of such accrued dividends will be equal to (1) approximately $29.7 million, which is the amount of accrued dividends if the closing had occurred on April 30, 2011, plus (2) approximately $26,000 per day for the period from April 30, 2011 to the date of the closing. We anticipate that we will use the remaining net proceeds of this offering for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire, invest in, or obtain rights to, complementary technologies, products, services or businesses. There are no such transactions under consideration at this time. See the section captioned “Use of Proceeds” for additional information.

NYSE symbol	“P”

The number of shares of our common stock to be outstanding after this offering is based on 152,521,033 shares of our common stock outstanding as of April 30, 2011 and excludes:

•	36,675,288 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock at a weighted average exercise price of approximately $1.35 per share;

•	154,938 shares of common stock issuable upon exercise of warrants at a weighted average exercise price of approximately $0.77 per share;

•	1,369,357 shares of common stock reserved for issuance under our existing stock option plan; and

•

12,000,000 shares of our common stock reserved for issuance under our 2011 Long-Term Incentive Plan, plus annual increases thereunder, as described in the section captioned “Executive Compensation-Employee Benefit Plans-2011 Long-Term Incentive Plan.”

Unless otherwise indicated, all information in this prospectus reflects and assumes the following:

•	no exercise by the underwriters of their option to purchase up to 2,202,600 additional shares of our common stock from us;

•	the conversion of outstanding warrants to purchase shares of our redeemable convertible preferred stock into warrants to purchase 154,938 shares of common stock upon the closing of this offering;

•

the automatic conversion of all of our outstanding redeemable convertible preferred stock into an aggregate of 137,294,574 shares of common stock upon the closing of this offering and the payment in cash of accrued dividends on such shares in connection with such conversion;

•

no exercise of options or warrants outstanding as of April 30, 2011, except for 957,617 shares of common stock to be issued and sold in this offering upon the exercise of vested stock options at a weighted average exercise price of approximately $0.16 per share, and 248,360 shares of common stock to be issued and sold in this offering upon the exercise of warrants at a weighted average exercise price of approximately $0.66 per share; and

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the effectiveness of the offering.

SUMMARY FINANCIAL AND OTHER DATA

The following tables summarize financial data regarding our business. You should read the following summary financial and other data in conjunction with “Selected Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. We derived the statements of operations data for the years ended January 31, 2009, 2010 and 2011 and balance sheet data as of January 31, 2011 from our audited financial statements included elsewhere in this prospectus. We derived the unaudited statement of operations data for the three months ended April 30, 2010 and 2011 and the balance sheet data as of April 30, 2011 from our unaudited financial statements included elsewhere in this prospectus. The pro forma, as adjusted balance sheet data reflects balance sheet data as of April 30, 2011 after giving pro forma effect to the automatic conversion of all outstanding redeemable convertible preferred stock into common stock upon the closing of this offering, our receipt of the net proceeds from the sale by us in this offering of 6,000,682 shares of common stock at an initial public offering price of $16.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our receipt of the proceeds from the exercise of stock options and warrants to purchase 1,205,977 shares of common stock that will be sold in this offering and the application of the net proceeds we will receive from this offering in the manner described in “Use of Proceeds.” The unaudited interim financial statements data has been prepared on the same basis as the audited financial statements and reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of results to be expected in any future period, and results for the three months ended April 30, 2011 are not necessarily indicative of results to be expected for the full fiscal year.

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2009	2010	2011	2010	2011
				(unaudited)
Statement of Operations Data:	(in thousands, except per share data)
Revenue:
Advertising	$18,247	$50,147	$119,333	$18,446	$43,661
Subscription services and other	1,086	5,042	18,431	3,153	7,379

Total revenue	19,333	55,189	137,764	21,599	51,040
Costs and expenses:
Cost of revenue(1)	7,398	7,892	11,559	2,390	4,360
Product development(1)	6,116	6,026	6,736	1,499	2,731
Marketing and sales(1)	13,265	17,426	36,250	5,433	12,964
General and administrative(1)	4,190	6,358	14,183	2,471	6,943
Content acquisition	15,771	32,946	69,357	12,616	29,158

Total costs and expenses	46,740	70,648	138,085	24,409	56,156

Loss from operations	(27,407)	(15,459)	(321)	(2,810)	(5,116)
Other expense, net	(821)	(1,294)	(1,309)	(194)	(1,616)

Loss before provision for income taxes	(28,228)	(16,753)	(1,630)	(3,004)	(6,732)
Provision for income taxes	—	—	134	—	22

Net loss	(28,228)	(16,753)	(1,764)	(3,004)	(6,754)
Deemed dividend on Series D and Series E	—	(1,443)	—	—	—
Accretion of redeemable convertible preferred stock	(58)	(218)	(300)	(81)	(70)
Increase in cumulative dividends payable upon conversion of liquidation of redeemable convertible preferred stock	(3,751)	(6,461)	(8,978)	(1,883)	(2,320)

Loss attributable to common stockholders	$(32,037)	$(24,875)	$(11,042)	$(4,968)	$(9,144)

Basic and diluted net loss per share attributable to common stockholders	$(5.45)	$(3.84)	$(1.03)	$(0.64)	$(0.61)

Weighted-average number of shares used in computing per share amounts	5,881	6,482	10,761	7,791	14,900

Pro forma net loss per share attributable to common stockholders:
Basic and diluted (unaudited)			$(0.01)		$(0.03)

Pro forma weighted average shares used to compute pro forma net loss per share attributed to common stockholders:
Basic and diluted (unaudited)			147,213		154,050

Key Metrics (unaudited):
	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2009	2010	2011	2010	2011
Listener hours (in billions)(2)	0.9	1.8	3.8	0.7	1.6
Registered users (end of period, in millions)(3)	22	45	82	53	94
Active users (end of period, in millions)(4)	7	16	29	18	34

	As of April 30, 2011
	Actual	Pro Forma, as Adjusted
	(unaudited)
Balance Sheet Data (in thousands):
Cash and cash equivalents	$43,718	$101,937
Working capital	36,218	94,437
Total assets	101,605	157,733
Preferred stock warrant liabilities	2,550	—
Redeemable convertible preferred stock	128,757	—
Common stock and additional paid-in capital	1,306	188,741
Total stockholders’ deficit	(90,767)	96,668

(1)	Includes stock-based compensation as follows:

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2009	2010	2011	2010	2011
				(unaudited)
	(in thousands)
Cost of revenue	$14	$18	$85	$6	$64
Product development	54	125	329	40	177
Marketing and sales	188	225	549	76	423
General and administrative	77	109	492	70	272

Total stock-based compensation	$333	$477	$1,455	$192	$936

(2)	Listener hours are defined in footnote 3 to our Selected Financial and Other Data.
(3)	Registered users are defined in footnote 4 to our Selected Financial and Other Data.
(4)	Active users are defined in footnote 5 to our Selected Financial and Other Data.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all other information set forth in this prospectus and any related free writing prospectus. The following risks and the risks described elsewhere in this prospectus, including in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” could materially harm our business, financial condition, operating results, cash flow and prospects. If that occurs, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Internet radio is an emerging market, which makes it difficult to evaluate our current business and future prospects.

Internet radio is an emerging market and our current business and future prospects are difficult to evaluate. The market for internet radio has undergone rapid and dramatic changes in its relatively short history and is subject to significant challenges. As a result, the future revenue and income potential of our business is uncertain. You should consider our business and prospects in light of the risks and difficulties we encounter in this new and rapidly evolving market, which risks and difficulties include, among others:

•	our relatively new, evolving and unproven business model;

•	our ability to retain our current listenership, build our listener base and increase listener hours;

•	our ability to effectively monetize listener hours, particularly with respect to listener hours on mobile devices;

•	our ability to attract new advertisers, retain existing advertisers and prove to advertisers that our advertising platform is effective enough to justify a pricing structure that is profitable for us;

•	our ability to maintain relationships with makers of mobile devices, consumer electronic products and automobiles; and

•	our operation under an evolving music industry licensing structure that may change or cease to exist, which in turn may result in a significant increase in our operating expenses.

Failure to successfully address these risks and difficulties, and other challenges associated with operating in a new and emerging market, could inhibit the implementation of our business plan, significantly harm our financial condition, operating results and liquidity and prevent us from achieving or sustaining profitability.

We have incurred significant operating losses in the past and may not be able to generate sufficient revenue to be profitable.

Since our inception in 2000, we have incurred significant net operating losses and as of April 30, 2011, we had an accumulated deficit of $92.1 million. A key element of our strategy is to increase the number of listeners and listener hours to increase our market penetration. However, as our number of listener hours increases, the royalties we pay for content acquisition also increase. We have not in the past generated, and may not in the future generate, sufficient revenue from the sale of advertising and subscriptions to offset such royalty expenses. If we cannot successfully earn revenue at a rate that exceeds the operational costs associated with increased listener hours, we may not be able to achieve or sustain profitability. In addition, we expect to invest heavily in our operations to support anticipated future growth and public company reporting and compliance obligations. As a result of these factors, we expect to continue to incur operating losses on an annual basis through at least fiscal 2012.

Our revenue increased rapidly in each of the fiscal years ended January 31, 2007 through January 31, 2011; however, we expect our revenue growth rate to decline in the future as a result of a variety of factors, including increased competition and the maturation of our business, and we cannot assure you that our revenue will continue to grow or will not decline. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses exceed our expectations, our financial performance will be adversely affected. Further, if our future growth and operating performance fail to meet investor or analyst expectations, it could have a materially negative effect on our stock price.

In addition, in our efforts to increase revenue as the number of listener hours has grown, we have expanded and expect to continue to expand our sales force. If our hiring of additional sales personnel does not result in a sufficient increase in revenue, the cost of this additional headcount will not be offset, which would harm our operating results and financial condition.

Our failure to convince advertisers of the benefits of our service in the future could harm our business.

For our fiscal year ended January 31, 2011 and the three months ended April 30, 2011, we derived 86.6% and 85.5%, respectively, of our revenue from the sale of advertising and expect to continue to derive a substantial majority of our revenue from the sale of advertising in the future. Our ability to attract and retain advertisers, and ultimately to generate advertising revenue, depends on a number of factors, including:

•	increasing the number of listener hours;

•	keeping pace with changes in technology and our competitors;

•	competing effectively for advertising dollars from other online marketing and media companies;

•	penetrating the market for local radio advertising;

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continuing to develop and diversify our advertisement platform, which currently includes delivery of display, audio and video advertising products through multiple delivery channels, including traditional computers, mobile and other connected devices, including automobiles; and

•	coping with ad blocking technologies that have been developed and are likely to continue to be developed that can block the display of our ads.

Our agreements with advertisers are generally short term or may be terminated at any time by the advertiser. Advertisers are spending only a small amount of their overall advertising budget on our service, may view advertising with us as experimental and unproven and may leave us for competing alternatives at any time. We may never succeed in capturing a greater share of our advertisers’ core advertising spending, particularly if we are unable to achieve the scale and market penetration necessary to demonstrate the effectiveness of our advertising platforms, or if our advertising model proves ineffective or not competitive when compared to alternatives. Failure to demonstrate the value of our service would result in reduced spending by, or loss of, existing or potential future advertisers, which would materially harm our revenue and business.

Advertising on mobile devices, such as smartphones, is an emerging phenomenon, and if we are unable to increase revenue from our advertising products delivered to mobile devices, our results of operations will be materially adversely affected.

Our number of listener hours on mobile devices has surpassed listener hours on traditional computers, and we expect that this trend will continue. Our mobile listenership has experienced significant growth since we introduced the first mobile version of our service in May 2007. Listener hours on mobile devices constituted approximately 4.6%, 23.5%, 50.5% and 60.3% of our total listener hours for fiscal years 2009, 2010 and 2011 and the three months ended April 30, 2011, respectively. We expect this growth to continue, though at a less rapid pace. Advertising on mobile devices is an emerging phenomenon, and the percentage of advertising spending allocated to advertising on mobile devices is lower than online advertising. According to IDC, the percentage of U.S. advertising spending allocated to advertising on mobile devices was less than 1% in 2010, compared to 13% for all online advertising. Our cost of content acquisition is currently calculated on the same basis whether a listening hour is consumed on a traditional computer or a mobile device. To date, we have not been able to generate revenue from our advertising products delivered to mobile devices as effectively as we have for our advertising products served on traditional computers. While a substantial amount of our revenue has been derived from display ads, some display ads may not be currently optimized for use on certain mobile devices. For example, display ads are not well-suited for use on smartphones due to the size of the device screen and may not be appropriate for automobiles due to safety considerations. Further, some display ads may not be optimized to take advantage of the multimedia capabilities of connected devices. By contrast, audio ads are better-suited for delivery in automobiles and across mobile and connected device platforms and video ads can be optimized for a variety of platforms. Our audio and video advertising products are relatively new and have not been as widely accepted by advertisers as our traditional display ads. In addition, the introduction of audio advertising places us in more direct competition with terrestrial radio, as many advertisers that purchase audio ads focus their spending on terrestrial radio stations. One challenge we face in promoting audio ads is thus overcoming any reluctance of these advertisers to migrate their advertising spend to online advertising. We have plans to increase our number of listener hours on mobile and other connected devices, including our efforts to expand the reach of our service by making it available on an increasing number of such devices, such as smartphones and devices connected to or installed in automobiles, and we cannot assure you that we will be able to effectively monetize inventory generated by listeners using mobile and connected devices, or the time frame on which we may do so.

Unavailability of, or fluctuations in, third-party measurements of our audience may adversely affect our ability to grow advertising revenue.

Selling ads requires that we demonstrate to advertisers that our service has substantial reach, and we rely on third parties to quantify the reach of our service. These third-party ratings may not reflect our true listening audience and the third parties may change their methodologies. Third-party independent rating agencies have not yet developed rating systems that comprehensively and accurately measure the reach of our service, especially on mobile and consumer electronic devices. We expect that in the future these rating agencies will begin to publish increasingly reliable information about the reach of our service. However, until then, in order to demonstrate to potential advertisers the reach of our service, we must supplement third-party ratings data with our internal research, which is perceived as less reliable than third-party numbers. If our mobile audience becomes rated, it is not clear whether the measurement technology of the third-party rating agencies will initially integrate with ours or whether their methodology will accurately reflect the value of our service. If such third-party ratings are inaccurate or we receive low ratings, our ability to convince advertisers of the benefits of our service would be adversely affected.

Our success depends upon the continued acceptance of online advertising as an alternative or supplement to offline advertising.

The percentage of the advertising market allocated to online advertising lags the percentage of time spent by people consuming media online by a significant degree. Growth of our business will depend in large part on the reduction or elimination of this gap between online and offline advertising spending, which may not happen in a way or to the extent that we currently expect. Many advertisers still have limited experience with online advertising and may continue to devote significant portions of their advertising budgets to traditional, offline advertising media. Accordingly, we continue to compete for advertising dollars with traditional media, including broadcast radio.

Although advertisers as a whole are spending an increasing amount of their overall advertising budget on online advertising, we face a number of challenges in growing our advertising revenue. We compete for advertising dollars with significantly larger and more established online marketing and media companies such as

Facebook, Google, MSN and Yahoo!. We believe that the continued growth and acceptance of our online advertising products will depend on the perceived effectiveness and the acceptance of online advertising models generally, which is outside of our control. Any lack of growth in the market for online advertising could result in reduced revenue or increased marketing expenses, which would harm our operating results and financial condition.

If our efforts to attract prospective listeners and to retain existing listeners are not successful, our growth prospects and revenue will be adversely affected.

Our ability to grow our business and generate advertising revenue depends on retaining and expanding our listener base and increasing listener hours. We must convince prospective listeners of the benefits of our service and existing listeners of the continuing value of our service. The more listener hours we stream, the more ad inventory we have to sell. Further, growth in our listener base increases the size of demographic pools targeted by advertisers, which improves our ability to deliver advertising in a manner that maximizes our advertising customers’ return on investment and, ultimately, to demonstrate the effectiveness of our advertising solutions and justify a pricing structure that is profitable for us. If we fail to grow our listener base and listener hours particularly in key demographics such as young adults, we will be unable to grow advertising revenue, and our business will be materially and adversely affected.

Our ability to increase the number of our listeners and listener hours will depend on effectively addressing a number of challenges and we may fail to do so. Some of these challenges include:

•	providing listeners with a consistent high quality, user-friendly and personalized experience;

•	continuing to build our catalogs of music and comedy content that our listeners enjoy;

•	continuing to innovate and keep pace with changes in technology and our competitors; and

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maintaining and building our relationships with makers of consumer products such as mobile devices, other consumer electronic products and automobiles to make our service available through their products.

In addition, we have historically relied heavily on the success of viral marketing to expand consumer awareness of our service. If we are unable to maintain or increase the efficacy of our viral marketing strategy, or if we otherwise decide to expand the reach of our marketing through use of more costly marketing campaigns, we will experience an increase in marketing expenses, which could have an adverse effect on our results of operations. We cannot assure you that we will be successful in maintaining or expanding our listener base and failure to do so would materially reduce our revenue and adversely affect our business, operating results and financial condition.

Further, although we use our number of registered users and our number of active users as indicators of our brand awareness and the growth of our business, the number of registered users and number of active users exceeds the number of unique individuals who register for, or actively use, our service for a number of reasons. We define registered users as the total number of accounts that have been created for our service and we define active users as the number of distinct registered users that have requested audio from our servers within the trailing 30 days from the end of each calendar month. To establish an account, a person must provide an email address and a user name, but no personally unique information and a person may have multiple accounts. If the number of actual listeners does not result in an increase in listener hours, then our business may not grow as quickly as we expect, which may harm our business, operating results and financial condition.

We face and will continue to face competition for both listener hours and advertising spending.

We compete with other content providers for listener hours.

We compete for the time and attention of our listeners with other content providers on the basis of a number of factors, including quality of experience, relevance, acceptance and diversity of content, ease of use, price, accessibility, perception of ad load and brand awareness and reputation.

Our competitors include terrestrial radio providers such as CBS and Clear Channel, satellite radio providers such as Sirius XM, online radio providers such as iheartradio, Last.fm and Slacker Personal Radio, subscription online on-demand music providers such as RDIO and Rhapsody and potential U.S. market entrants like Spotify. Terrestrial radio providers offer their content for free, are well-established and accessible to listeners and offer content, such as news, sports, traffic, weather and talk, that we currently do not. In addition, many terrestrial radio stations have begun broadcasting digital signals, which provide high quality audio transmission. Satellite radio providers offer extensive and oftentimes exclusive news, comedy, sports and talk content, national signal coverage, and long established automobile integration. Select online providers offer more extensive content libraries and can be accessed internationally, while online on-demand services give listeners total control to choose their content.

We also compete more broadly with providers of alternative forms of audio media and entertainment, which are purchased or available for free and playable on mobile devices, automobiles and in the home, such as iTunes audio files, MP3s, CDs, and other forms of pre-recorded audio, as well as content streams from other online services such as Hulu, VEVO and YouTube. We face increasing competition for listeners from a growing variety of businesses that deliver audio media content through mobile phones and other wireless devices, such as iTunes.

We believe that companies with a combination of financial resources, technical expertise and digital media experience also pose a significant threat of developing competing internet radio and digital audio entertainment technologies in the future. In particular, if known incumbents in the digital media space such as Amazon, Apple, Facebook or Google choose to offer competing services, they may devote greater resources than we have available, have a more accelerated time frame for deployment and leverage their existing user base and proprietary technologies to provide products and services that our listeners and advertisers may view as superior. Our current and future competitors may have more well-established brand recognition, more established relationships with consumer product manufacturers, greater financial, technical, and other resources, more sophisticated technologies or more experience in the markets in which we compete.

We also compete for listeners on the basis of our presence and visibility as compared with other businesses and software that deliver audio and other content through the internet, mobile devices and consumer products. We face significant competition for listeners from companies promoting their own digital music and content online or through application stores, including several large, well-funded and seasoned participants in the digital media market. Search engines, such as Google, and mobile device application stores, such as the iTunes Store, rank responses to search queries based on the popularity of a website or mobile application, as well as other factors that are outside of our control. Additionally, mobile device application stores often offer users the ability to browse applications by various criteria, such as the number of downloads in a given time period, the length of time since a mobile app was released or updated, or the category in which the application is placed. The websites and mobile applications of our competitors may rank higher than our website and our Pandora app, and our app may be difficult to locate in mobile device application stores, which could draw potential listeners away from our service and toward those of our competitors. In addition, our competitors’ products may be pre-loaded into consumer electronics products or automobiles, creating an initial visibility advantage. If we are unable to compete successfully for listeners against other digital media providers by maintaining and increasing our presence and visibility online, in application stores and in consumer electronics products and automobiles, our listener hours may fail to increase as expected or decline and our advertising sales will suffer.

To compete effectively, we must continue to invest significant resources in the development of our service to enhance the user experience of our listeners. There can be no assurance that we will be able to compete successfully for listeners in the future against existing or new competitors, and failure to do so could result in loss of existing or potential listeners, reduced revenue, increased marketing expenses or diminished brand strength, any of which could harm our business.

We compete for advertising spending with other content providers.

We compete for a share of advertisers’ overall marketing budgets with other content providers on a variety of factors including perceived return on investment, effectiveness and relevance of our advertising products, pricing structure and ability to deliver large volumes or precise types of ads to targeted demographics.

We face significant competition for advertising dollars from terrestrial and, to a lesser extent, satellite radio providers. As many of the advertisers we target have traditionally advertised on terrestrial radio and have less experience with internet radio providers, they may be reluctant to spend for advertising on traditional computers, mobile or other connected device platforms. In addition, terrestrial radio providers as well as other traditional media companies in television and print, such as broadcast television networks such as ABC, CBS, FOX and NBC, cable television channel providers, national newspapers such as the New York Times and the Wall Street Journal and some regional newspapers, enjoy a number of competitive advantages over us in attracting advertisers, including large established audiences, longer operating histories, greater brand recognition and a growing presence on the internet.

Although advertisers are allocating an increasing amount of their overall marketing budgets to web and mobile-based ads, such spending lags behind growth in internet usage, and the market for online and mobile advertising is intensely competitive. As a result, we also compete for advertisers with a range of internet companies, including major internet portals, search engine companies and social media sites. Large internet companies with greater brand recognition, such as Facebook, Google, MSN and Yahoo! have significant numbers of direct sales personnel and substantial proprietary advertising inventory and web traffic that provide a significant competitive advantage and have a significant impact on pricing for internet advertising and web traffic. The trend toward consolidation among online marketing and media companies may also affect pricing and availability of advertising inventory.

In order to compete successfully for advertisers against new and existing competitors, we must continue to invest resources in developing and diversifying our advertisement platform, harnessing listener data and ultimately proving the effectiveness and relevance of our advertising products. Failure to compete successfully against our current or future competitors could result in loss of current or potential advertisers or a reduced share of our advertisers’ overall marketing budget, which could adversely affect our pricing and margins, lower our revenue, increase our research and development and marketing expenses and prevent us from achieving or maintaining profitability.

We operate under statutory licensing structures for the reproduction and public performance of sound recordings that could change or cease to exist, which would adversely affect our business.

We currently operate under statutory licensing regimes and structures that may change or cease to exist. Unlike traditional radio broadcasters, we must pay performance rights royalties for the digital audio transmission of sound recordings pursuant to the Digital Performance Right in Sound Recordings Act and Digital Millennium Copyright Act. Subject to our ongoing compliance with numerous statutory conditions and regulatory requirements for a non-interactive service, we are permitted to operate under a statutory license that allows the streaming in the U.S. of any sound recording lawfully released to the public. We are also permitted to make reproductions of sound recordings on computer servers pursuant to a separate statutory license designed to facilitate the making of transmissions. There is no guarantee that we will continue to be eligible to operate under these statutory licenses. For example, if a court were to determine that we operate an interactive streaming service or make reproductions of sound recordings outside the statutory license, we would have to negotiate license agreements with sound recording copyright owners individually, a time consuming and expensive undertaking that would jeopardize our ability to stream all music currently in our library and could result in royalty costs that are prohibitively expensive. In addition, if copyright owners object to the functionality or transmission methods of our service, we could lose our eligibility to operate under the statutory licenses. Our ability to avoid negotiating separate agreements with the many copyright owners of sound recordings depends on these two statutory licenses, and if we were to no longer qualify for operation under, or violate the provisions of the statutory licenses, we could be subject to significant liability for copyright infringement and may no longer be able to operate under our existing licensing regime. For our fiscal year ended January 31, 2011 and the three months ended April 30, 2011, we incurred SoundExchange related content acquisition costs representing 45% and 53%, respectively, of our total revenue for those periods.

The rates to be paid for the streaming of sound recordings pursuant to the statutory licenses can be established by either negotiation or through a rate proceeding conducted by the Copyright Royalty Board, or CRB, a tribunal established within the U.S. Library of Congress. In 2007, the CRB set royalty rates for the online streaming of sound recordings for 2006 through 2010 that were so high that the cost for streaming sound recordings alone would have been unsustainable under our current business model. In response to the lobbying efforts of internet webcasters, including us, Congress passed the Webcaster Settlement Acts of 2008 and 2009, which permitted webcasters and SoundExchange, the sole entity designated by the CRB to collect and distribute the statutory royalties paid by internet webcasters such as us, to negotiate alternative rates to those established by the CRB for the years 2006 through 2015. In July 2009, certain webcasters reached an agreement with SoundExchange, establishing a more favorable royalty structure that we have elected to accept and that by its terms will apply through 2015. We do not know what rates will be available to us following that period and there is no guarantee that the royalty structure that emerged from the negotiations with SoundExchange pursuant to the Webcaster Settlement Acts will be available after 2015. The CRB, which still has rate-making authority over us upon expiration of our agreement with SoundExchange, has consistently established royalty rates that would, if paid by us, consume an unsustainable percentage of our revenue. If we are unable to reach a new agreement with SoundExchange for the period after 2015, our operating costs may significantly increase, which could harm our financial condition and inhibit the implementation of our business plan.

We depend upon third-party licenses for musical works and a change to or loss of these licenses could increase our operating costs or adversely affect our ability to retain and expand our listener base, and therefore could adversely affect our business.

To secure the rights to stream musical works embodied in sound recordings over the internet, we obtain licenses from or for the benefit of copyright owners and pay royalties to copyright owners or their agents. Those who own copyrights in musical works are vigilant in protecting their rights and seek royalties that are very high in relation to the revenue that can be generated from the public performance of such works. There is no guarantee that the licenses available to us now will continue to be available in the future or that such licenses will be available at the royalty rates associated with the current licenses. If we are unable to secure and maintain rights to stream musical works or if we cannot do so on terms that are acceptable to us, our ability to stream music content to our listeners, and consequently our ability to attract and retain advertisers, will be adversely impacted.

In order to stream musical works embodied in sound recordings over the internet, we must obtain public performance licenses and pay license fees to three performing rights organizations: Broadcast Music, Inc., or BMI, SESAC, Inc., or SESAC, and the American Society of Composers, Authors and Publishers, or ASCAP. These organizations represent the rights of songwriters and music publishers, negotiate with copyright users such as us, collect royalties and distribute those royalties to the copyright owners they represent, namely songwriters and music publishers. Performing rights organizations have the right to audit our playlists and royalty payments, and any such audit could result in disputes over whether we have paid the proper royalties. If such a dispute were to occur, we could be required to pay additional royalties and the amounts involved could be material. We currently operate under negotiated agreements with BMI and SESAC, however, these agreements are subject to termination by either party in accordance with their terms at the end of each calendar year, with respect to BMI, and at the end of each yearly term, with respect to SESAC, and there is no guarantee that the associated royalty rates available to us now will be available to us in the future. BMI, pursuant to a consent decree entered into with the U.S. Department of Justice, cannot refuse to grant us licenses for the public performance of musical works represented by BMI but the rates to be paid to BMI can be set, in the absence of a negotiated agreement, by the rate court established pursuant to such decree in the U.S. District Court for the Southern District of New York.

SESAC is not subject to a mandatory licensing obligation and could withhold the rights to all of the musical works for which it acts as a licensor on behalf of songwriters and music publishers. The loss of the musical works represented by SESAC could diminish the appeal of our service to listeners.

In October 2010, we elected to terminate our prior agreement with ASCAP as of December 31, 2010 because we believe that royalty rates currently sought by ASCAP are excessive. Notwithstanding our termination of the agreement, musical works administered by ASCAP are licensed to us pursuant to the provisions of a consent decree, similar to the BMI consent decree referred to above. The ASCAP consent decree also established a rate court in the U.S. District Court for the Southern District of New York. The rates to be paid by us will be set either by mutual agreement between us and ASCAP, or by a ruling from the ASCAP rate court. Pending a final determination of new rates, we will account to ASCAP on an interim basis at reasonable royalty rates to be established either by mutual agreement or by the ASCAP rate court. If either we or ASCAP request that the rate court determine our royalty rate, rate court proceedings can take years to complete and be very costly. In such a case, there is no guarantee that the rate court will establish royalty rates more favorable to us than those we previously paid pursuant to our license agreement with ASCAP, and we could be liable for both increased royalty rates going forward and a potential true-up of royalty payments in excess of any interim royalties paid for the period following December 31, 2010. For our fiscal year ended January 31, 2011 and the three months ended April 30, 2011, we incurred BMI, SESAC and ASCAP related content acquisition costs representing 4% and 4%, respectively, of our total revenue for those periods.

We do not currently pay so-called “mechanical royalties” to music publishers for the reproduction and distribution of musical works embodied in transitory copies used to make streams audible to our listeners. Although not currently a matter of dispute, if music publishers were to change their position and seek to be paid mechanical royalties by us, and a final judgment were entered by a court requiring that payment, our royalty obligations could increase significantly, which would increase our operating expenses and harm our business and financial interests.

In May 2011, we started streaming spoken word comedy content, for which the underlying literary works are not currently entitled to eligibility for licensing by any performing rights organization for the United States. While pursuant to industry-wide custom and practice, this content is performed absent a specific license from any such performing rights organization, there can be no assurance that this will not change or that we will not otherwise become subject to additional licensing costs for spoken word comedy content imposed by performing rights organizations in the future.

If music publishers withdraw all or a portion of their catalogs from performing rights organizations such as ASCAP or BMI, we may be forced to enter into direct licensing agreements with these publishers at rates higher than those we currently pay, or may be unable to reach agreement with these publishers at all, which could adversely affect our business, financial condition and results of operations.

In May 2011, EMI Music Publishing, or EMI, announced its decision to withdraw certain licensing rights from ASCAP that EMI had previously authorized ASCAP to manage on its behalf. As a result, ASCAP may no longer be able to license the webcasting of songs from EMI’s catalog of musical compositions, and digital music webcasters, such as Pandora, who were previously able to secure licenses from ASCAP for EMI musical compositions may now have to enter into direct licensing arrangements with EMI. Although we continue to be licensed by ASCAP, it is currently unclear what specific effect EMI’s limited withdrawal from ASCAP will have on us, or whether other publishers may also choose to withdraw all or a portion of their catalogs from the collection of musical compositions that ASCAP has the authority to license. If we are unable to reach an agreement with respect to the repertoire of EMI or any other music publisher who withdraws all or a portion of its catalog(s) from ASCAP or other performing rights organizations, or if we are forced to enter into direct licensing agreements with publishers at rates higher than those currently set by the performing rights organizations (or the U.S. District Court having supervisory authority over ASCAP and BMI) for the performance of musical works, our ability to stream music content to our listeners may be limited or our operating costs may significantly increase, which could adversely affect our business, financial condition and results of operations.

If we fail to accurately predict and play music or comedy content that our listeners enjoy, we may fail to retain existing and attract new listeners.

We believe that a key differentiating factor between the Pandora service and other music content providers is our ability to predict music that our listeners will enjoy. Our personalized playlist generating system, based on the Music Genome Project and our proprietary algorithms, is designed to enable us to predict listener music preferences and select music content tailored to our listeners’ individual music tastes. We have invested, and will continue to invest, significant resources in refining these technologies; however, we cannot assure you that such investments will yield an attractive return or that such refinements will be effective. The effectiveness of our personalized playlist generating system depends in part on our ability to gather and effectively analyze large amounts of listener data and listener feedback and we have no assurance that we will continue to be successful in enticing listeners to give a thumbs-up or thumbs-down to enough songs for our database to effectively predict and select new and existing songs. In addition, our ability to offer listeners songs that they have not previously heard and impart a sense of discovery depends on our ability to acquire and appropriately categorize additional songs that will appeal to our listeners’ diverse and changing tastes. While we have more than 800,000 songs in our catalog, we must continuously identify and analyze additional songs that our listeners will enjoy and we may not effectively do so. We recently launched comedy on the Pandora service, which are designed to predict comedy content that our listeners will enjoy using technology similar to the technology that we use to generate personalized playlists for music. The risks that apply to predicting our listeners’ musical tastes apply to comedy to an even greater extent, particularly as we lack experience with content other than music, do not yet have a large set of data on listener preferences for comedy and have a much smaller comedy catalog as compared to music. Our ability to predict and select music or comedy content that our listeners enjoy is critical to the perceived value of our service among listeners and failure to make accurate predictions would adversely affect our ability to attract and retain listeners, increase listener hours and sell advertising.

Our ability to increase the number of our listeners will depend in part on our ability to establish and maintain relationships with automakers, automotive suppliers and consumer electronics manufacturers and consumer acceptance of the products that integrate our service.

A key element of our strategy to expand the reach of our service and increase the number of our listeners and listener hours is to establish and maintain relationships with automakers, automotive suppliers and consumer electronics manufacturers that integrate our service into and with their products. Working with certain third-party distribution partners, we currently offer listeners the ability to access our service through a variety of consumer electronics products used in the home and devices connected to or installed in automobiles. We intend to broaden our ability to reach additional listeners, and increase current listeners hours, through other platforms and partners over time. However, reaching agreements with distribution partners can be time consuming, and once an agreement is reached, product design cycles can be lengthy. If we are not successful in maintaining existing and creating new relationships, or if we encounter technological, content licensing or other impediments, our ability to grow our business could be adversely impacted.

Our existing agreements with partners in the automobile industry generally do not obligate an automobile manufacturer to launch the integration of our service in its automobiles. In addition, some automobile manufacturers or their supplier partners may terminate their agreements with us for convenience. Our business could be adversely affected if our automobile partners and consumer electronics partners do not continue to provide access to our service or are unwilling to do so on terms acceptable to us. If we are forced to amend the business terms of our distribution agreements as a result of competitive pressure, our ability to maintain and expand the reach of our service and increase listener hours would be adversely affected, which would reduce our revenue and harm our operating results.

Additionally, we distribute our mobile applications via smartphone application download stores managed by Apple, Google, Palm and Research In Motion, or RIM, and such distribution is subject to an application developer license agreement in each case. Should any of these parties amend the terms of their license in such a way that inhibits our ability to distribute the Pandora apps via their application store, or negatively impacts our economics in such distribution, our ability to increase listener hours and sell advertising would be adversely affected, which would reduce our revenue and harm our operating results.

Loss of agreements with the makers of mobile devices, renegotiation of such agreements on less favorable terms or other actions these third parties may take could harm our business.

Most of our agreements with makers of mobile operating systems and devices through which our service may be accessed, including Apple, RIM and Google, are short term or can be cancelled at any time with little or no prior notice or penalty. The loss of these agreements, or the renegotiation of these agreements on less favorable economic or other terms, could limit the reach of our service and its attractiveness to advertisers. Some of these mobile device makers, including Apple, are now, or may in the future become, competitors of ours, and could stop allowing or supporting access to our service through their products for competitive reasons. Furthermore, because devices providing access to our service are not manufactured and sold by us, we cannot guarantee that these companies will ensure that their devices perform reliably, and any faulty connection between these devices and our service may result in consumer dissatisfaction toward us, which could damage our brand.

If we are unable to continue to make our technology compatible with the technologies of third-party distribution partners who make our service available to our listeners through mobile devices, consumer electronic products and automobiles, we may not remain competitive and our business may fail to grow or decline.

In order to deliver music everywhere our listeners want to hear it, we need our service to be compatible with mobile, consumer electronic, automobile and website technologies. Our service is accessible in part through Pandora-developed or third-party developed applications that hardware manufacturers embed in, and distribute through, their devices. Connected devices and their underlying technology are constantly evolving. As internet connectivity of automobiles, mobile devices, and other consumer electronic products expands and as new internet-connected products are introduced, we must constantly adapt our technology. It is difficult to keep pace with the continual release of new devices and technological advances in digital media delivery and predict the problems we may encounter in developing versions of our applications for these new devices and delivery channels, and it may become increasingly challenging to do so in the future. In particular, the technology used for streaming the Pandora service in automobiles remains at an early stage and may not result in a seamless customer experience. If automobile and consumer electronic makers fail to make products that are compatible with our technology or we fail to adapt our technology to evolving requirements, our ability to grow or sustain the reach of our service, increase listener hours and sell advertising could be adversely affected.

Furthermore, consumer tastes and preferences can change in rapid and unpredictable ways and consumer acceptance of these products depends on the marketing, technical and other efforts of third-party manufacturers, which is beyond our control. If consumers fail to accept the products of the companies with whom we partner or if we fail to establish relationships with makers of leading consumer products, our business could be adversely affected.

We rely upon an agreement with DoubleClick, which is owned by Google, for delivering and monitoring our ads. Failure to renew the agreement on favorable terms, or termination of the agreement, could adversely affect our business.

We use DoubleClick’s ad-serving platform to deliver and monitor ads for our service. There can be no assurance that our agreement with DoubleClick, which is owned by Google, will be extended or renewed upon expiration, that we will be able to extend or renew our agreement with DoubleClick on terms and conditions favorable to us or that we could identify another alternative vendor to take its place. Our agreement with DoubleClick also allows DoubleClick to terminate our relationship before the expiration of the agreement on the occurrence of certain events, including if DoubleClick determines that our use of its service could damage or cause injury to DoubleClick or reflect unfavorably on DoubleClick’s reputation.

Our independent registered public accounting firm has advised us that it has identified a material weakness in our internal control over financial reporting relating to inadequate financial statement preparation and review procedures.

In connection with the audit of our financial statements as of and for the year ended January 31, 2011 our independent registered public accounting firm reported to our audit committee that it had identified a material weakness in internal control over financial reporting related to inadequate financial statement preparation and review procedures. Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. Specifically, our independent registered public accounting firm determined that we did not have adequate procedures and controls to ensure that accurate financial statements could be prepared on a timely basis, including insufficient review of account reconciliations that did not identify exceptions or that required journal entries.

As a result of this material weakness, our auditors recommend that we:

•	implement and formalize written policies and procedures for the review of account analyses, reconciliations and journal entries;

•	assign account reconciliations and journal entries during the reporting period close process to specific individuals of our finance team;

•	formally document procedures performed during the review process;

•	implement enhanced oversight procedures to ensure that the account reconciliation review process has been performed prior to finalization of the financial statements at each reporting period;

•	formalize examination of closing period revenue and expenses cut-off procedures; and

•	formalize accounting evaluation of non-routine judgments and estimations.

We concurred with the findings of our independent registered public accounting firm. We are working to remediate the material weakness. We have begun taking numerous steps and plan to take additional steps to remediate the underlying causes of the material weakness, primarily through the development and implementation of formal policies, improved processes and documented procedures, as well as the hiring of additional accounting and finance personnel. The actions that we are taking are subject to ongoing senior management review, as well as audit committee oversight. Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating this material weakness. If we are unable to successfully remediate this material weakness and if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with applicable stock exchange listing requirements.

In addition, we will need to evaluate our internal controls over financial reporting in connection with Section 404 of the Sarbanes Oxley Act for fiscal 2012, and our auditors will be required to attest to our internal controls over financial reporting starting with our annual report for fiscal 2013. This assessment will need to include disclosure of any material weaknesses in our internal control over financial reporting identified by our management, as well as our auditors’ attestation report on our internal controls over financial reporting. We are just beginning the costly and challenging process of compiling the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing processes, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our common stock.

Our business and prospects depend on the strength of our brand and failure to maintain and enhance our brand would harm our ability to expand our base of listeners, advertisers and other partners.

Maintaining and enhancing the “Pandora” brand is critical to expanding our base of listeners, advertisers and other partners. Maintaining and enhancing our brand will depend largely on our ability to continue to develop and provide an innovative and high quality experience for our listeners and attract advertisers, content owners and automobile, mobile device, and other consumer electronic product manufacturers to work with us, which we may not do successfully.

Our brand may be impaired by a number of other factors, including service outages, data privacy and security issues, listener perception of ad load and exploitation of our trademarks by others without permission. Further, if our partners fail to maintain high standards for products that integrate our service, fail to display our trademarks on their products in breach of our agreements with them, or use our trademarks incorrectly or in an unauthorized manner or if we partner with manufacturers of products that our listeners reject, the strength of our brand could be adversely affected. In addition, there is a risk that the word “Pandora” could become so commonly used that we lose protection for this trademark, which could result in other people using the word “Pandora” to refer to their own products, thus diminishing the strength of our brand.

We have not historically been required to spend considerable resources to establish and maintain our brand. However, if we are unable to maintain the growth rate in the number of our listeners, we may be required to expend greater resources on advertising, marketing, and other brand-building efforts to preserve and enhance consumer awareness of our brand which would adversely affect our operating results and may not be effective.

We have experienced rapid growth in recent periods. If we fail to effectively manage our growth, our business and operating results may suffer.

We have recently experienced, and expect to continue to experience, rapid growth which has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. We expect that our growth strategy will require us to commit substantial financial, operational and technical resources. In order to attain and maintain profitability, we will need to recruit, integrate and retain skilled and experienced sales personnel who can demonstrate our value proposition to advertisers and increase the monetization of listener hours, particularly on mobile devices. Continued growth could also strain our ability to maintain reliable service levels for our listeners, effectively monetize our listener hours, develop and improve our operational, financial and management controls, enhance our reporting systems and procedures and recruit, train and retain highly skilled personnel. If our systems do not evolve to meet the increased demands placed on us by an increasing number of advertisers, we may also be unable to meet our obligations under advertising agreements with respect to the timing of our delivery of advertising or other performance obligations. As our operations grow in size, scope and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable management resources. If we fail to maintain the necessary level of discipline and efficiency and allocate limited resources effectively in our organization as it grows, our business, operating results and financial condition will suffer.

We depend on key personnel to operate our business, and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe that our future success is highly dependent on the contributions of our executive officers as well as our ability to attract and retain highly skilled and experienced sales, technical and other personnel. All of our employees, including our executive officers, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace. Qualified individuals are in high demand, particularly in the digital media industry, and we may incur significant costs to attract them. In addition, competition for qualified personnel is particularly intense in the San Francisco Bay Area, where our headquarters are located. If we are unable to attract and retain our executive officers and key employees, we may not be able to achieve our strategic objectives, and our business could be harmed. In addition, we believe that our key executives have developed highly successful and effective working relationships. If one or more of these individuals leave, we may not be able to fully integrate new executives or replicate the current dynamic and working relationships that have developed among our executive officers and other key personnel, and our operations could suffer.

Interruptions or delays in service arising from our own systems or from our third-party vendors could impair the delivery of our service and harm our business.

We rely on systems housed in our own facilities and upon third-party vendors, including bandwidth providers and data center facilities located in California and Virginia, to enable listeners to receive our content in a dependable, timely, and efficient manner. We have experienced and expect to continue to experience periodic service interruptions and delays involving our own systems and those of our third-party vendors. We do not currently maintain a live fail-over capability that would allow us to switch our streaming operations from one facility to another in the event of a service outage. Both our own facilities and those of our third-party vendors are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They also are subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, and technical security measures, terrorist acts, natural disasters, human error, the financial insolvency of our third-party vendors and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our service and to unauthorized access to, or alteration of, the content and data contained on our systems and that these third-party vendors store and deliver on our behalf.

We exercise no control over our third-party vendors, which makes us vulnerable to any errors, interruptions, or delays in their operations. Any disruption in the services provided by these vendors could have significant adverse impacts on our business reputation, customer relations and operating results. Upon expiration or termination of any of our agreements with third-party vendors, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our revenue and operating results could vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside our control. As a result, comparing our operating results on a period to period basis may not be meaningful. In addition to other risk factors discussed in this “Risk Factors” section, factors that may contribute to the variability of our quarterly and annual results include:

•	our ability to retain our current listenership, build our listener base and increase listener hours;

•	our ability to more effectively monetize mobile listener hours, particularly as the number of listener hours on mobile devices grow;

•	our ability to attract and retain existing advertisers and prove that our advertising products are effective enough to justify a pricing structure that is profitable for us;

•	our ability to effectively manage our growth;

•	our ability to continue to operate under the statutory licenses set forth in the Copyright Act;

•	our ability to enjoy the benefit of rates negotiated below those established by the CRB in 2007;

•	our ability to enjoy the benefits of collective licensing available through performing rights organizations;

•	the effects of increased competition in our business;

•	our ability to keep pace with changes in technology and our competitors;

•	interruptions in service, whether or not we are responsible for such interruptions, and any related impact on our reputation;

•	costs associated with defending any litigation, including intellectual property infringement litigation;

•	our ability to pursue, and the timing of, entry into new geographic or content markets and, if pursued, our management of this expansion;

•	the impact of general economic conditions on our revenue and expenses; and

•	changes in government regulation affecting our business.

Seasonal variations in listener and advertising behavior may also cause fluctuations in our financial results. We expect to experience some effects of seasonal trends in listener behavior due to increased internet usage and sales of media-streaming devices during certain vacation and holiday periods. For example, we expect to experience increased usage during the fourth quarter of each calendar year due to the holiday season, and in the first quarter of each calendar year due to increased use of media-streaming devices received as gifts during the holiday season. We may also experience higher advertising sales during the fourth quarter of each calendar year due to greater advertiser demand during the holiday season. In addition, expenditures by advertisers tend to be cyclical and discretionary in nature, reflecting overall economic conditions, the economic prospects of specific advertisers or industries, budgeting constraints and buying patterns and a variety of other factors, many of which are outside our control. While we believe these seasonal trends have affected and will continue to affect our quarterly results, our trajectory of rapid growth may have overshadowed these effects to date. We believe that our business may become more seasonal in the future and that such seasonal variations in listener behavior may result in fluctuations in our financial results.

Failure to protect our intellectual property could substantially harm our business and operating results.

The success of our business depends on our ability to protect and enforce our trade secrets, trademarks, copyrights and patents and all of our other intellectual property rights, including our intellectual property rights underlying the Pandora service. We attempt to protect our intellectual property under trade secret, trademark, copyright and patent law, and through a combination of employee and third-party nondisclosure agreements, other contractual restrictions, and other methods. These afford only limited protection. Despite our efforts to protect our intellectual property rights and trade secrets, unauthorized parties may attempt to copy aspects of our song selection technology or obtain and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult, costly and may not always be effective.

We have filed, and may in the future file, patent applications. It is possible, however, that these innovations may not be protectable. In addition, given the cost, effort, risks and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for certain innovations. However, such patent protection could later prove to be important to our business. Furthermore, there is always the possibility that our patent applications may not issue as granted patents, that the scope of the protection gained will be insufficient or that an issued patent may be deemed invalid or unenforceable. We also cannot guarantee that any of our present or future patents or other intellectual property rights will not lapse or be invalidated, circumvented, challenged or abandoned, that our intellectual property rights will provide competitive advantages to us, that our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our relationships with third parties, that any of our pending or future patent applications will have the coverage originally sought, that our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak, or that we will not lose the ability to assert our intellectual property rights against or to license our technology to others and collect royalties or other payments.

We have registered “Pandora,” “Music Genome Project” and other marks as trademarks in the United States. Nevertheless, competitors may adopt service names similar to ours, or purchase our trademarks and confusingly similar terms as keywords in internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly leading to confusion among our listeners or advertising customers. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term Pandora or our other trademarks. Any claims or customer confusion related to our trademarks could damage our reputation and brand and substantially harm our business and operating results.

We currently own the www.pandora.com internet domain name and various other related domain names. Domain names are generally regulated by internet regulatory bodies. If we lose the ability to use a domain name in a particular country, we would be forced either to incur significant additional expenses to market our solutions within that country or to elect not to sell solutions in that country. Either result could harm our business and operating results. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize our brand names in the United States or other countries in which we may conduct business in the future.

In order to protect our trade secrets and other confidential information, we rely in part on confidentiality agreements with our employees, consultants and third parties with whom we have relationships. These agreements may not effectively prevent disclosure of trade secrets and other confidential information and may not provide an adequate remedy in the event of misappropriation of trade secrets or any unauthorized disclosure of trade secrets and other confidential information. In addition, others may independently discover our trade secrets and confidential information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions, and failure to obtain or maintain trade secret protection, or our competitors’ obtainment of our trade secrets or independent development of unpatented technology similar to ours or competing technologies, could adversely affect our competitive business position.

Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trademarks, trade secrets and domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results.

Assertions by third parties of infringement or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.

Internet, technology and media companies are frequently subject to litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. Some internet, technology and media companies, including some of our competitors, own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims against us. Third parties have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their intellectual property rights, and as we face increasing competition, the possibility of intellectual property rights claims against us grows. For example, in April 2011, we were served with a complaint by Augme Technologies, Inc. alleging that we have infringed an Augme patent and seeking injunctive relief and monetary damages. Such litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue, and therefore our own issued and pending patents may provide little or no deterrence to these patent owners in bringing intellectual property rights claims against us. In addition, various federal and state laws and regulations govern the intellectual property rights associated with sound recordings and musical works. Existing laws and regulations are evolving and subject to different interpretations, and various federal and state legislative or regulatory bodies may expand current or enact new laws or regulations. We cannot assure you that we are not infringing or violating any third-party intellectual property rights.

We cannot predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm our business and operating results. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property; cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content, or materials; and to indemnify our partners and other third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. In addition, any lawsuits regarding intellectual property rights, regardless of their success, could be expensive to resolve and would divert the time and attention of our management and technical personnel.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If capital is not available to us, our business, operating results and financial condition may be harmed.

We may require additional capital to operate or expand our business. In addition, some of our current or future strategic initiatives, including entry into non-music content channels, such as comedy, or international markets, may require substantial additional capital resources before they begin to generate revenue. Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. For example, our current credit facility contains restrictive covenants relating to our capital raising activities and other financial and operational matters, and any debt financing secured by us in the future could involve further restrictive covenants, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, volatility in the credit markets may have an adverse effect on our ability to obtain debt financing. If we do not have funds available to enhance our solutions, maintain the competitiveness of our technology and pursue business opportunities, we may not be able to service our existing listeners, acquire new listeners or attract or retain advertising customers, each of which could inhibit the implementation of our business plan and materially harm our operating results.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

We may in the future seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our service, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In addition, we do not have any experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs;

•	diversion of management’s attention from other business concerns;

•	harm to our existing business relationships with business partners and advertisers as a result of the acquisition;

•	harm to our brand and reputation;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

We face many risks associated with our long-term plan to expand our operations outside of the United States, including difficulties obtaining rights to stream music on favorable terms.

Expanding our operations into international markets is an element of our long-term strategy. However, offering our service outside of the United States involves numerous risks and challenges. Most importantly, while the Digital Performance Right in Sound Recordings Act and the Digital Millennium Copyright Act provide a statutory licensing regime for the streaming of sound recordings to listeners within the United States, there is no equivalent statutory licensing regime available outside of the United States, and the other licensing alternatives currently available are not commercially viable. Currently, the licensing terms offered by rights organizations and individual copyright owners in countries outside the United States are prohibitively expensive. Addressing licensing structure and royalty rate issues in the United States required us to make very substantial investments of time, capital and other resources, and our business could have failed if such investments had not succeeded. Addressing these issues in foreign jurisdictions may require a commensurate investment by us, and there can be no assurance that we would succeed or achieve any return on this investment.

In addition, international expansion would expose us to other risks such as:

•	the need to modify our technology and sell our solutions in non-English speaking countries;

•	the need to localize our service to foreign customers’ preferences and customs;

•	difficulties in managing operations due to language barriers, distance, staffing, cultural differences and business infrastructure constraints;

•	our lack of experience in marketing, and encouraging viral marketing growth without incurring significant marketing expenses, in foreign countries;

•	application of foreign laws and regulations to us;

•	fluctuations in currency exchange rates;

•	reduced or ineffective protection of our intellectual property rights in some countries; and

•	potential adverse tax consequences associated with foreign operations and revenue.

Further, in jurisdictions where copyright protection has been insufficient to protect against widespread music piracy, achieving market acceptance of our service may prove difficult as we would need to convince listeners to stream our service when they could otherwise download the same music for free. As a result of these obstacles, we may find it impossible or prohibitively expensive to enter foreign markets, or entry into foreign markets could be delayed, which could hinder our ability to grow our business.

Expansion of our operations into non-music content, including our recent launch of comedy, subjects us to additional business, legal, financial and competitive risks.

Expansion of our operations into delivery of non-music content stations involves numerous risks and challenges, including increased capital requirements, new competitors and the need to develop new strategic relationships. For example, in May 2011, we started streaming spoken word comedy content, for which the underlying literary works are not currently entitled to eligibility for licensing by any performing rights organization for the United States. Rather, pursuant to industry-wide custom and practice, this content is performed absent a specific license from any such performing rights organization. Further, growth into this new area may require changes to our existing business model and cost structure, modifications to our infrastructure and exposure to new regulatory and legal risks, any of which may require expertise in which we have little or no experience. There is no guarantee that we will be able to generate sufficient revenue from advertising sales associated with comedy content to offset the costs of maintaining comedy stations. For example, many of the mainstream advertisers that choose to place ads on our music stations may choose not to advertise on our comedy stations because of the sometimes explicit nature of comedy content. Further, we have established a reputation as an online music provider and our ability to gain acceptance and listenership for comedy content stations, and thus our ability to attract advertisers on comedy stations, is not certain. Failure to obtain or retain rights to comedy content on acceptable terms, or at all, to successfully monetize and generate revenues from such content, or to effectively manage the numerous risks and challenges associated with such expansion could adversely affect our revenues and profitability. To the extent we choose, in the future, to offer additional types of content beyond music and comedy, such as news, talk and sports programming, we will be subject to many of these same risks.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

At January 31, 2011, we had federal net operating loss carryforwards of approximately $79.6 million and tax credit carryforwards of approximately $0.7 million. At January 31, 2011, we had state net operating loss carryforwards of approximately $75.6 million and tax credit carryforwards of approximately of $1.8 million. Under Section 382/383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. As a result of prior equity issuances and other transactions in our stock, we have previously experienced “ownership changes” under section 382 of the Code and comparable state tax laws. We may also experience ownership changes in the future as a result of this issuance or future transactions in our stock. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards or other pre-change tax attributes to offset United States federal and state taxable income is subject to limitations.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork and focus that contribute crucially to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork, cultivates creativity and promotes focus on execution. We have invested substantial time, energy and resources in building a highly collaborative team that works together effectively in a non-hierarchical environment designed to promote openness, honesty, mutual respect and pursuit of common goals. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

Federal, state and industry regulations as well as self-regulation related to privacy and data security concerns pose the threat of lawsuits and other liability, require us to expend significant resources, and may hinder our ability and our advertisers’ ability to deliver relevant advertising.

We collect and utilize demographic and other information, including personally identifiable information, from and about our listeners as they interact with our service. For example, to register for a Pandora account, our listeners must provide the following information: age, gender, zip code and e-mail address. Listeners must also provide their credit card or debit card numbers and other billing information in connection with additional service offerings. We also may collect information from our listeners when they enter information on their profile page, post comments on other listeners’ pages, use other community or social networking features that are part of our service, participate in polls or contests or sign up to receive e-mail newsletters. Further, we and third parties use tracking technologies, including “cookies” and related technologies, to help us manage and track our listeners’ interactions with our service and deliver relevant advertising.

Various federal and state laws and regulations govern the collection, use, retention, sharing and security of the data we receive from and about our listeners. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users or devices with data collected through the internet, and we expect such scrutiny to continue to increase. Alleged violations of laws and regulations relating to privacy and data security, and any relevant claims, may expose us to potential liability and may require us to expend significant resources in responding to and defending such allegations and claims. For example, in late 2010 and early 2011, we were named as a defendant in several class action lawsuits alleging, among other things, violations of computer fraud, computer trespass and privacy laws. In addition, in early 2011, we were served with a subpoena to produce documents in connection with a federal grand jury, which we believe was convened to investigate the information sharing processes of certain popular applications that run on the Apple and Android mobile platforms. While we were informed that we are not a specific target of the investigation, and we believe that similar subpoenas were issued on an industry-wide basis to the publishers of numerous other smartphone applications, we will likely incur legal costs related to compliance with the subpoena, management’s attention could be diverted and there is no guarantee that we will avoid costly litigation. Claims or allegations that we have violated laws and regulations relating to privacy and data security have resulted and could in the future result in negative publicity and a loss of confidence in us by our listeners and our advertisers, and may subject us to fines by credit card companies and loss of our ability to accept credit and debit card payments.

Existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations, and various federal and state legislative and regulatory bodies may expand current or enact new laws regarding privacy and data security-related matters. We may find it necessary or desirable to join self-regulatory bodies or other privacy-related organizations that require compliance with their rules pertaining to privacy and data security. We also may be bound by contractual obligations that limit our ability to collect, use, disclose, and leverage listener data and to derive economic value from it. New laws, amendments to or re-interpretations of existing laws, rules of self-regulatory bodies, industry standards and contractual obligations, as well as changes in our listeners’ expectations and demands regarding privacy and data security, may limit our ability to collect, use, and disclose, and to leverage and derive economic value from listener data. We may also be required to expend significant resources to adapt to these changes and to develop new ways to deliver relevant advertising or otherwise provide value to our advertisers. In particular, government regulators have proposed “do not track” mechanisms, and requirements that users affirmatively “opt-in” to certain types of data collection that, if enacted into law or adopted by self-regulatory bodies or as part of industry standards, could significantly hinder our ability to collect and use data relating to listeners. Restrictions on our ability to collect, access and harness listener data, or to use or disclose listener data or any profiles that we develop using such data, would in turn limit our ability to stream personalized music content to our listeners and offer targeted advertising opportunities to our advertising customers, each of which are critical to the success of our business.

We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, self-regulatory bodies, industry standards and contractual obligations. Increased regulation of data utilization and distribution practices, including self-regulation and industry standards, could increase our cost of operation, limit our ability to grow our operations or otherwise adversely affect our business.

If our security systems are breached, we may face civil liability and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract listeners and advertisers.

Techniques used to gain unauthorized access are constantly evolving, and we may be unable to anticipate or prevent unauthorized access to data pertaining to our listeners, including credit card and debit card information and other personally identifiable information. If an actual or perceived breach of security occurs of our systems or a vendor’s systems, we may face civil liability and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract listeners, which in turn would harm our efforts to attract and retain advertisers. We also would be required to expend significant resources to mitigate the breach of security and to address related matters.

We cannot control the actions of third parties who may have access to the listener data we collect. The integration of the Pandora service with applications provided by third parties represents a significant growth opportunity for us, but we may not be able to control such third parties’ use of listeners’ data, ensure their compliance with the terms of our privacy policies, or prevent unauthorized access to, or use or disclosure of, listener information, any of which could hinder or prevent our efforts with respect to growth opportunity.

Any failure, or perceived failure, by us to maintain the security of data relating to our listeners and employees, to comply with our posted privacy policy, laws and regulations, rules of self-regulatory organizations, industry standards, and contractual provisions to which we may be bound, could result in the loss of confidence in us, or result in actions against us by governmental entities or others, all of which could result in litigation and financial losses, and could potentially cause us to lose listeners, advertisers, revenue, and employees.

We are subject to a number of risks related to credit card and debit card payments we accept.

We accept payments exclusively through credit and debit card transactions. For credit and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our products, which could cause us to lose subscribers and subscription revenue, or suffer an increase in our operating expenses, either of which could harm our operating results.

If we or any of our processing vendors have problems with our billing software, or the billing software malfunctions, it could have an adverse effect on our subscriber satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our subscribers’ credit cards on a timely basis or at all, we could lose subscription revenue, which would harm our operating results.

We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it more difficult for us to comply. Currently, we are assessing whether we are fully compliant with the Payment Card Industry, or PCI, Data Security Standard, or PCI DSS, a security standard with which companies that collect, store, or transmit certain data regarding credit and debit cards, credit and debit card holders, and credit and debit card transactions are required to comply. Our failure to comply fully with PCI DSS may violate payment card association operating rules, federal and state laws and regulations, and the terms of our contracts with payment processors and merchant banks. Such failure to comply fully also may subject us to fines, penalties, damages, and civil liability, and may result in the loss of our ability to accept credit and debit card payments. Further, there is no guarantee that, even if PCI DSS compliance is achieved, we will maintain PCI DSS compliance or that such compliance will prevent illegal or improper use of our payment systems or the theft, loss, or misuse of data pertaining to credit and debit cards, credit and debit card holders and credit and debit card transactions.

If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher credit card-related costs, each of which could adversely affect our business, financial condition and results of operations.

If we are unable to maintain our chargeback rate or refund rates at acceptable levels, credit card and debit card companies may increase our transaction fees or terminate their relationships with us. Any increases in our credit card and debit card fees could adversely affect our results of operations, particularly if we elect not to raise our rates for our service to offset the increase. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

If we fail to detect click fraud or other invalid clicks on ads, we could lose the confidence of our advertisers, which would cause our business to suffer.

Our business relies on delivering positive results to our advertising customers. We are exposed to the risk of fraudulent and other invalid clicks or conversions that advertisers may perceive as undesirable. A major source of invalid clicks could result from click fraud where a listener intentionally clicks on ads for reasons other than to access the underlying content of the ads. If fraudulent or other malicious activity is perpetrated by others and we are unable to detect and prevent it, or if we choose to manage traffic quality in a way that advertisers find unsatisfactory, the affected advertisers may experience or perceive a reduced return on their investment in our advertising products, which could lead to dissatisfaction with our advertising programs, refusals to pay, refund demands or withdrawal of future business. This could damage our brand and lead to a loss of advertisers and revenue.

Our success depends on our listeners’ continued high-speed access to the internet and wireless devices and the continued reliability of the related infrastructure.

Because our service is designed primarily to work over the internet, our revenue growth depends on our listeners’ low cost, high-speed access to the internet, as well as the continued maintenance and development of the internet infrastructure, including the wireless internet infrastructure. The future delivery of our service will depend on third-party internet service providers and wireless telecommunication companies expanding high-speed internet access and wireless networks, maintaining reliable networks with the necessary speed, data capacity and security, and developing complementary products and services for providing reliable and timely wired and wireless internet access and services. The success of our business depends directly on the continued accessibility, maintenance and improvement of the internet and, in particular, access to the internet through wireless infrastructure, to permit high-quality streaming of content and provide a convenient and reliable platform for customer interaction. All of these factors are outside of our control.

To the extent that the internet and the wireless internet infrastructure continue to experience an increasing number of listeners, frequency of use and expanding bandwidth requirements, the internet and wireless networks may become congested and unable to support the demands placed on them, and their performance and reliability may decline. In addition, the wireless communications companies that provide our listeners with access to the internet through wireless networks may raise their rates or impose data usage limits, which could cause our listeners to decrease their usage of our service or our listenership to decline. Any future internet or wireless network outages, interruptions, bandwidth constraints, rate increases or data usage limits could adversely affect our ability to provide service to our listeners and advertising customers.

Some of our services and technologies may use “open source” software, which may restrict how we use or distribute our service or require that we release the source code of certain services subject to those licenses.

Some of our services and technologies may incorporate software licensed under so-called “open source” licenses, including, but not limited to, the GNU General Public License and the GNU Lesser General Public License. Such open source licenses typically require that source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. Few courts have interpreted open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty. We rely on multiple software programmers to design our proprietary technologies, and we do not exercise complete control over the development efforts of our programmers and we cannot be certain that our programmers have not incorporated open source software into our proprietary products and technologies or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our services and technologies and materially and adversely affect our ability to sustain and grow our business.

Government regulation of the internet is evolving, and unfavorable developments could have an adverse affect on our operating results.

We are subject to general business regulations and laws, as well as regulations and laws specific to the internet. Such laws and regulations cover taxation, user privacy, data collection and protection, copyrights, electronic contracts, sales procedures, automatic subscription renewals, credit card processing procedures, consumer protections, broadband internet access and content restrictions. We cannot guarantee that we have been or will be fully compliant in every jurisdiction, as it is not entirely clear how existing laws and regulations governing issues such as privacy, taxation and consumer protection apply to the internet. Moreover, as internet commerce continues to evolve, increasing regulation by federal, state and foreign agencies becomes more likely. The adoption of any laws or regulations that adversely affect the popularity or growth in use of the internet, including laws limiting internet neutrality, could decrease listener demand for our service offerings and increase our cost of doing business. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also hinder our operational flexibility, raise compliance costs and result in additional historical or future liabilities for us, resulting in adverse impacts on our business and our operating results.

We could be adversely affected by regulatory restrictions on the use of mobile and other electronic devices in motor vehicles, and legal claims are possible from use of such devices while driving.

Regulatory and consumer agencies have increasingly focused on distraction to drivers that may be associated with use of mobile and other devices in motor vehicles. In 2010, the U.S. Department of Transportation identified driver distraction as a top priority, and we anticipate new regulatory activity in this area. Regulatory restrictions on how drivers and passengers in automobiles may engage with devices on which our service is broadcast could inhibit our ability to increase listener hours and generate ad revenue, which would harm our operating results. In addition, concerns over driver distraction due to use of mobile and other electronic devices to access our service in motor vehicles could result in litigation and negative publicity.

We rely on third parties to provide software and related services necessary for the operation of our business.

We incorporate and include third-party software into and with our applications and service offerings and expect to continue to do so. The operation of our applications and service offerings could be impaired if errors occur in the third-party software that we use. It may be more difficult for us to correct any defects in third-party software because the development and maintenance of the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. There can be no assurance that any third-party licensors will continue to make their software available to us on acceptable terms, to invest the appropriate levels of resources in their software to maintain and enhance its capabilities, or to remain in business. Any impairment in our relationship with these third-party licensors could harm our ability to maintain and expand the reach of our service, increase listener hours and sell advertising each of which could harm our operating results, cash flow and financial condition.

The impact of worldwide economic conditions, including the effect on advertising budgets and discretionary entertainment spending behavior, may adversely affect our business and operating results.

Our financial condition is affected by worldwide economic conditions and their impact on advertising spending. Expenditures by advertisers generally tend to reflect overall economic conditions, and to the extent that the economy continues to stagnate, reductions in spending by advertisers could have a serious adverse impact on our business. In addition, we provide an entertainment service, and payment for our Pandora One subscription service or payment of fees to receive our service once a listener reaches 40 hours use per month on a traditional computer may be considered discretionary on the part of some of our current and prospective subscribers or listeners, who may choose to use a competing free service. To the extent that overall economic conditions reduce spending on discretionary activities, our ability to retain current and obtain new subscribers could be hindered, which could reduce our subscription revenue and negatively impact our business.

Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as computer viruses or terrorism.

Our systems and operations are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins or similar events. For example, a significant natural disaster, such as an earthquake, fire or flood, could have a material adverse impact on our business, operating results and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Our principal executive offices are located in the San Francisco Bay Area, a region known for seismic activity. In addition, acts of terrorism could cause disruptions in our business or the economy as a whole. Our servers may also be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, loss of critical data or the unauthorized disclosure of confidential customer data. We currently have very limited disaster recovery capability, and our business interruption insurance may be insufficient to compensate us for losses that may occur. As we rely heavily on our servers, computer and communications systems and the internet to conduct our business and provide high quality service to our listeners, such disruptions could negatively impact our ability to run our business, result in loss of existing or potential listeners and advertisers and increased maintenance costs, which would adversely affect our operating results and financial condition.

Risks Related to this Offering and Owning Our Common Stock

An active, liquid and orderly market for our common stock may not develop or be sustained, the trading prices of our common stock may be volatile and you may be unable to sell your shares at or above the offering price.

Prior to this offering, there has been no public market for shares of our common stock. An active trading market for our common stock may not develop or be sustained, which could depress the market price of our common stock and could affect your ability to sell your shares. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters and may bear no relationship to the price at which our common stock will trade following the completion of this offering. The trading price of our common stock following this offering could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control including:

•	our actual or anticipated operating performance and the operating performance of similar companies in the internet, radio or digital media spaces;

•	general economic conditions and their impact on advertising spending;

•	the overall performance of the equity markets;

•	the number of shares of our common stock publicly owned and available for trading;

•	threatened or actual litigation;

•	changes in laws or regulations relating to our service;

•	any major change in our board of directors or management;

•	publication of research reports about us or our industry or changes in recommendations or withdrawal of research coverage by securities analysts; and

•	sales or expected sales of shares of our common stock by us, and our officers, directors and significant stockholders.

In addition, the stock market has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of substantial amounts of our common stock in the public market following our initial public offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the number of shares outstanding as of April 30, 2011, upon the closing of this offering, we will have outstanding 159,727,692 shares of common stock (or 161,930,292 shares of common stock if the underwriters exercise in full their over-allotment option). The shares of our common stock that we are selling in this offering may be resold immediately in the public market unless they are held by “affiliates,” as that term is defined in Rule 144 of the Securities Act.

Subject to certain exceptions described under the caption “Underwriters,” we and all of our directors and officers and substantially all of our equityholders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the representatives of the underwriters for a period of 180 days from the date of this prospectus. When the lock-up period expires, we and our locked-up security holders will be able to sell our shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. See the section of this prospectus captioned “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release, of the lock-up could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Holders of approximately 136,000,451 shares, or 85.1%, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights and option holders, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the section of this prospectus captioned “Underwriters” or unless they are held by “affiliates,” as that term is defined in Rule 144 of the Securities Act.

We also may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research focused on our company. If no securities or industry analysts commence coverage of our company, the price and trading volume of our stock likely would be negatively impacted. If securities or industry analysts initiate coverage, and one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

Our management generally will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds from this offering in ways that increase the value of your investment. Except as described in the section of this prospectus captioned “Use of Proceeds,” we have not allocated the net proceeds from this offering for any specific purposes. Until we use the net proceeds to us from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Because some existing stockholders will together beneficially own approximately 72.0% of our outstanding stock after this offering, the voting power of other stockholders, including purchasers in this offering, will be effectively limited.

After this offering, it is anticipated that our officers, directors, greater than 5% stockholders and their affiliates will beneficially own or control, directly or indirectly, 115,060,573 shares of common stock, which in the aggregate will represent approximately 72.0% of the outstanding shares of common stock, assuming no exercise of the underwriters’ over-allotment option. As a result, if some of these persons or entities act together, they will have significant influence over the outcome of matters submitted to our stockholders for approval, including the election of directors. This may delay or prevent an acquisition or cause the market price of our stock to decline. Some of these persons or entities may have interests different form yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a relatively longer period, they may be more interested in selling the company to an acquiror than other investors or may want us to pursue strategies that are different from the wishes of other investors.

Our charter documents, Delaware law and certain terms of our music licensing arrangements could discourage takeover attempts and lead to management entrenchment.

Our certificate of incorporation and bylaws that will be in effect upon the closing of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by the chairman of our board of directors, our president, our secretary, or a majority vote of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•

the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our certificate of incorporation relating to the issuance of preferred stock and management of our business or our bylaws, which may inhibit the ability of an acquiror to effect such amendments to facilitate an unsolicited takeover attempt;

•

the ability of our board of directors, by majority vote, to amend the bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquiror to amend the bylaws to facilitate an unsolicited takeover attempt; and

•

advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

Section 203 of the Delaware General Corporation Law governs us. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. In addition, if we are acquired, certain terms of our music licensing arrangements, including favorable royalty rates, that currently apply to us may not be available to an acquiror. These terms may discourage a potential acquiror from making an offer to buy us or may reduce the price such a party may be willing to offer.

Investors purchasing common stock in this offering will experience immediate and substantial dilution.

Purchasers of our common stock in this offering will incur immediate and substantial dilution of $15.39 per share in the net tangible book value of our common stock based upon an initial public offering price of $16.00 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. Investors purchasing shares of common stock in this offering will contribute approximately 41% of the total amount we have raised since our inception, but will own only approximately 4% of our total common stock immediately following the completion of this offering. As a result, investors who will control a majority of our outstanding stock will have substantially lower cost basis in their stock than investors in this offering, and as such may have interests that differ from investors in this offering. To the extent outstanding stock options and warrants are ultimately exercised, there will be further dilution to investors in this offering. In addition, if the underwriters exercise their over-allotment option to purchase additional shares from us, investors in this offering will experience additional dilution. See the section captioned “Dilution” for additional information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements, other than statements of historical fact, included in this prospectus regarding our strategy, future operations, future financial position, future revenue, projected expenses, prospects and plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by the forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	our financial performance, including our revenue, cost of revenue, operating expenses and ability to attain and sustain profitability;

•	our ability to generate additional revenue on a cost-effective basis;

•	our ability to attract and retain advertisers;

•	the market for online and mobile advertising;

•	trends in music and radio consumption;

•	our ability to attract and retain subscribers;

•	our ability to increase our listener base and listener hours;

•	our ability to compete for listeners and advertising spending with other content services;

•	our ability to continue operating under existing laws and licensing regimes;

•	our ability to license music at favorable royalty rates;

•	our ability to expand our service to new mobile, consumer electronics and automotive platforms;

•	our plans to expand our service to new content formats;

•	our ability to retain and hire necessary employees;

•	the impact of seasonality on our business;

•	our ability to adequately protect our intellectual property;

•	our liquidity and working capital requirements;

•	our long-term international expansion plans;

•	our ability to stay abreast of modified or new laws and regulations applying to our business, including copyright and privacy regulation; and

•	worldwide economic conditions and their impact on advertising spending.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “will,” “would,” “should,” “could,” “can,” “predict,” “potential,” “continue,” “objective,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. These forward-looking statements reflect our current views about future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus, the documents that we have filed as exhibits to the registration statement of which this prospectus is a part, and any related free writing prospectus completely and with the understanding that our actual future results may be materially different from what we expect.

Some of the industry and market data contained in this prospectus are based on independent industry publications, including those generated by Ando, Arbitron, comScore, IDC, Nielsen, SNL Kagan, Radio Advertising Bureau and VSS or other publicly available information. This information involves a number of assumptions and limitations. Although we believe that each source is reliable as of its respective date, neither we nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock that we are offering will be approximately $85.5 million, or approximately $118.3 million if the underwriters’ over-allotment option is exercised in full, based upon our initial public offering price of $16.00 per share and after deducting underwriters’ discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

We intend to use a portion of the net proceeds of this offering to pay accrued and unpaid dividends on our redeemable convertible preferred stock in connection with the automatic conversion of such redeemable convertible preferred stock into common stock upon the closing of this offering. The amount of such accrued dividends will be equal to (1) approximately $29.7 million, which is the amount of accrued dividends if the closing had occurred on April 30, 2011, plus (2) approximately $26,000 per day for the period from April 30, 2011 to the date of the closing. We intend to use the remaining net proceeds from this offering for general corporate purposes, including working capital. If the opportunity arises, we may also use a portion of the net proceeds to acquire, invest in, or obtain rights to, complementary technologies, products, services or businesses. We are not currently a party to any agreements or commitments for any such transactions, and we have no current understandings with respect to any such transactions.

Management’s plans for the proceeds of this offering are subject to change due to unforeseen events and opportunities, and the amounts and timing of our actual expenditures depend on several factors, including our expansion plans and the amount of cash generated or used by our operations. We cannot specify with certainty the particular uses for the net proceeds to be received upon the closing of this offering. Accordingly, our management team will have broad discretion in using the net proceeds of this offering. Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and, except as set forth under the caption “Use of Proceeds,” currently do not anticipate paying any cash dividends after the offering and for the foreseeable future. Instead, we intend to retain all available funds and any future earnings for us in the operation and expansion of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on our future earnings, capital requirements, financial condition, future prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits, and other factors that our board of directors deems relevant. In addition, our credit facility restricts our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Our Indebtedness – Credit Facility” and note 7 to our financial statements included elsewhere in this prospectus.

CAPITALIZATION

The following table summarizes our cash and cash equivalents and capitalization as of April 30, 2011:

•	on an actual basis; and

•

on a pro forma, as adjusted basis, giving effect to (1) the automatic conversion of all outstanding redeemable convertible preferred stock into an aggregate of 137,294,574 shares of common stock upon the closing of this offering, (2) the reclassification of outstanding warrants to purchase redeemable convertible preferred stock into warrants to purchase 154,938 shares of common stock upon the closing of this offering, (3) our receipt of the net proceeds from the sale by us in this offering of shares of common stock at the initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (4) our receipt of the proceeds from the exercise of stock options and warrants to purchase 1,205,977 shares of common stock that will be sold in this offering and (5) the application of the net proceeds we will receive from this offering in the manner described in “Use of Proceeds.”

The information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” and the Financial Statements and notes thereto appearing elsewhere in this prospectus.

	As of April 30, 2011
	Actual	Pro Forma, as Adjusted
	(unaudited) (in thousands, except per share data)
Cash and cash equivalents	$43,718	$101,937

Current and long-term debt	$7,433	$7,433
Preferred stock warrant liabilities	2,550	—
Redeemable convertible preferred stock, $0.0001 par value: 134,051,713 shares authorized and 133,534,334 shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, pro forma as adjusted	128,757	—
Stockholders’ equity (deficit):
Common stock, $0.0001 par value; 220,000,000 shares authorized and 15,226,459 shares issued and outstanding, actual; 1,000,000,000 shares authorized and 159,727,692 shares issued and outstanding, pro forma as adjusted	2	16
Additional paid-in capital	1,304	188,725
Accumulated deficit	(92,073)	(92,073)

Total stockholders’ equity (deficit)	(90,767)	96,668

Total capitalization	$47,973	$104,101

The number of shares of our common stock to be outstanding after this offering is based on 152,521,033 shares outstanding as of April 30, 2011 and excludes:

•	36,675,288 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock at a weighted average exercise price of approximately $1.35 per share;

•	154,938 shares of common stock issuable upon exercise of warrants at a weighted average exercise price of $0.77 per share;

•	1,369,357 shares of common stock reserved for issuance under our existing stock option plan; and

•

12,000,000 shares of our common stock reserved for issuance under our 2011 Long-Term Incentive Plan, plus annual increases thereunder, as described in the section captioned “Executive Compensation-Employee Benefit Plans-2011 Long-Term Incentive Plan.”

DILUTION

If you invest in our common stock, you will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Dilution will result from the fact that the per share offering price of our common stock is substantially in excess of the book value per share attributable to the existing stockholders for our currently outstanding common stock.

The pro forma net tangible book value of our common stock as of April 30, 2011 was $10.9 million, or $0.07 per share. Pro forma net tangible book value per share represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of shares of outstanding common stock, after giving effect to (1) the automatic conversion of our redeemable convertible preferred stock in connection with this offering and (2) the reclassification of outstanding warrants to purchase shares of our redeemable convertible preferred stock into warrants to purchase 403,298 shares of common stock upon the closing of this offering. The pro forma, as adjusted net tangible book value of our common stock as of April 30, 2011 would have been $96.7 million, or $0.61 per share, after giving effect to (1) the sale of 6,000,682 shares of common stock in this offering at an initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (2) our receipt of the proceeds from the exercise of stock options and warrants to purchase 1,205,977 shares of common stock that will be sold in this offering and (3) the application of the net proceeds we will receive from this offering in the manner described in “Use of Proceeds.” This represents an immediate increase in pro forma as adjusted net tangible book value of $0.54 per share to existing stockholders and an immediate dilution of $15.39 per share to new investors purchasing shares in the offering. The following table illustrates this dilution on a per share basis to new investors:

Initial public offering price per share		$16.00
Pro forma net tangible book value per share as of April 30, 2011	$0.07
Increase per share attributable to new investors in this offering	0.54

Pro forma as adjusted net tangible book value per share after this offering		0.61

Dilution in pro forma as adjusted net tangible book value per share to new investors		$15.39

Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the initial offering price per share.

The following table summarizes, as of April 30, 2011, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an initial public offering price of $16.00 per share before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	153,727,010	96%	$136,670,211	59%	$0.89
New investors	6,000,682	4	96,010,912	41	16.00

Total	159,727,692	100%	$232,681,123	100%	$1.46

If the underwriters’ over-allotment option is exercised in full, the number of shares held by the new investors will be increased to 8,203,282, or approximately 5.1% of the total number of shares of our common stock outstanding after this offering.

Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to 145,043,692 or approximately 90.8% of the total shares of our common stock outstanding after this offering, or 89.6% of the total shares of our common stock outstanding after this offering if the over-

allotment option is exercised in full. The number of shares to be purchased by new investors will be increased to 14,684,000 shares or approximately 9.2% of the total shares of our common stock outstanding after this offering, or 16,886,600 shares or approximately 10.4% of the total shares of common stock outstanding after this offering, if the over-allotment option is exercised.

The foregoing discussion and tables are based on 152,521,033 shares of common stock issued and outstanding as of April 30, 2011, and excludes:

•	36,675,288 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock at a weighted average exercise price of approximately $1.35 per share;

•	154,938 shares of common stock issuable upon exercise of warrants at a weighted average exercise price of $0.77 per share;

•	1,369,357 shares of common stock reserved for issuance under our existing stock option plan; and

•

12,000,000 shares of our common stock reserved for issuance under our 2011 Long-Term Incentive Plan, plus annual increases thereunder, as described in the section captioned “Executive Compensation-Employee Benefit Plans-2011 Long-Term Incentive Plan.”

To the extent that any outstanding options or warrants are exercised, new investors will experience further dilution.

SELECTED FINANCIAL AND OTHER DATA

The following selected financial and other data regarding our business should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Financial Statements and related notes included elsewhere in this prospectus. We derived the statement of operations data for the years ended January 31, 2009, 2010 and 2011, as well as the balance sheet data as of January 31, 2010 and 2011 from our audited financial statements included elsewhere in this prospectus. We derived the statement of operations data for the year ended January 31, 2008, as well as the balance sheet data as of January 31, 2008 and 2009 from our audited financial statements not included in this prospectus. We derived the unaudited statement of operations data for the year ended January 31, 2007 as well as the unaudited balance sheet data as of January 31, 2007 from our unaudited financial statements not included in this prospectus. We derived the unaudited statement of operations data for the three months ended April 30, 2010 and 2011 and the balance sheet data as of April 30, 2011 from our unaudited financial statements included elsewhere in this prospectus. The unaudited interim financial statements data has been prepared on the same basis as the audited financial statements and reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of results to be expected in any future period, and results for the three months ended April 30, 2011 are not necessarily indicative of results to be expected for the full fiscal year.

	Fiscal Year Ended January 31,					Three Months Ended April 30,
	2007	2008	2009	2010	2011	2010	2011
	(unaudited)					(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenue:
Advertising	$3,250	$13,314	$18,247	$50,147	$119,333	$18,446	$43,661
Subscription services and other	925	985	1,086	5,042	18,431	3,153	7,379

Total revenue	4,175	14,299	19,333	55,189	137,764	21,599	51,040
Costs and expenses:
Cost of revenue(1)	3,142	5,850	7,398	7,892	11,559	2,390	4,360
Product development(1)	382	5,932	6,116	6,026	6,736	1,499	2,731
Marketing and sales(1)	562	8,214	13,265	17,426	36,250	5,433	12,964
General and administrative(1)	9,574	2,577	4,190	6,358	14,183	2,471	6,943
Content acquisition	3,240	6,402	15,771	32,946	69,357	12,616	29,158

Total costs and expenses	16,900	28,975	46,740	70,648	138,085	24,409	56,156

Loss from operations	(12,725)	(14,676)	(27,407)	(15,459)	(321)	(2,810)	(5,116)
Other income (expense), net	902	688	(821)	(1,294)	(1,309)	(194)	(1,616)

Loss before provision for income taxes	(11,823)	(13,988)	(28,228)	(16,753)	(1,630)	(3,004)	(6,732)
Provision for income taxes	—	—	—	—	134	—	22

Net loss	(11,823)	(13,988)	(28,228)	(16,753)	(1,764)	(3,004)	(6,754)
Deemed dividend on Series D and Series E	—	—	—	(1,443)	—	—	—
Accretion of redeemable convertible preferred stock	(53)	(58)	(58)	(218)	(300)	(81)	(70)
Increase in cumulative dividends payable upon conversion of liquidation of redeemable convertible preferred stock	(2,949)	(3,705)	(3,751)	(6,461)	(8,978)	(1,883)	(2,320)

Net loss attributable to common stockholders	$(14,825)	$(17,751)	$(32,037)	$(24,875)	$(11,042)	$(4,968)	$(9,144)

Basic and diluted net loss per share	$(3.62)	$(3.80)	$(5.45)	$(3.84)	$(1.03)	$(0.64)	$(0.61)

Weighted-average number of shares used in per share amounts—basic and diluted	4,097	4,671	5,881	6,482	10,761	7,791	14,900

Pro forma net loss per share—basic and diluted (unaudited)					$(0.01)		$(0.03)

Pro forma weighted average shares used in calculating pro forma net loss per share attributable to common stockholders –basic and diluted (unaudited)					147,213		154,050

Key Metrics (unaudited):(2)
	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2009	2010	2011	2010	2011
Listener hours (in billions)(3)	0.9	1.8	3.8	0.7	1.6
Registered users (end of period, in millions)(4)	22	45	82	53	94
Active users (end of period, in millions)(5)	7	16	29	18	34

	As of January 31,					As of April 30, 2011
	2007	2008	2009	2010	2011
	(in thousands)
	(unaudited)					(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$25,646	$11,810	$9,608	$16,164	$43,048	$43,718
Working capital (deficit)	24,389	10,409	(3,114)	18,929	36,715	36,218
Total assets	29,706	18,629	16,685	40,277	99,209	101,605
Preferred stock warrant liability	83	99	49	300	1,027	2,550
Convertible preferred stock	49,438	52,638	62,560	104,806	126,662	128,757
Common stock and additional paid-in capital	—	1	726	1	2,309	1,306
Total stockholders’ deficit	(23,431)	(40,247)	(63,510)	(87,771)	(83,010)	(90,767)

(1)	Includes stock-based compensation as follows:

	Fiscal Year Ended January 31,					Three Months Ended April 30,
	2007	2008	2009	2010	2011	2010	2011
	(in thousands)
	(unaudited)					(unaudited)

Cost of revenue	$4	$10	$14	$18	$85	$6	$64
Product development	11	44	54	125	329	40	177
Marketing and sales	27	158	188	225	549	76	423
General and administrative	194	71	77	109	492	70	272

Total stock-based compensation	$236	$283	$333	$477	$1,455	$192	$936

(2)	Comparative information is not readily available prior to fiscal 2009.
(3)	Listener hours are defined as the aggregate amount of time listeners have used our service in a given period.
(4)	Registered users are defined as the total number of accounts that have been created for our service at period end. To become a registered user, a person must provide an email address, but the information we collect from listeners does not permit us to identify when a listener may have created multiple accounts, nor prevent listeners from creating multiple accounts. We believe that, while imperfect, our number of registered users is indicative of the growth of awareness of Pandora.
(5)	Active users are defined as the number of distinct registered users that have requested audio from our servers within the trailing 30 days to the end of the final calendar month of the period. The number of active users may overstate the number of unique individuals who actively use our service within a month as one individual may register for, and use, multiple accounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section titled “Risk Factors.” All references herein to a fiscal year refer to the 12 months ended January 31 of such year, and references to the first, second, third and fourth fiscal quarters refer to the three months ended April 30, July 31, October 31 and January 31, respectively.

Overview

Pandora is the leader in internet radio in the United States, offering a personalized experience for each of our listeners. We have pioneered a new form of radio – one that uses intrinsic qualities of music to initially create stations and then adapts playlists in real-time based on the individual feedback of each listener. In April 2011, we had over 90 million registered users and we added a new registered user every second on average. We have more than a 50% share of internet radio listening time among the top 20 stations and networks in the United States, according to a November 2010 report by Ando. Since we launched the Pandora service in 2005, our listeners have created over 1.4 billion stations.

In 2000, we started the Music Genome Project, and since then we have continuously built our song catalog, refined the genotyping model and developed proprietary algorithms for building personalized playlists for our listeners based both on our analysis and feedback data from our listeners. In July 2005, leveraging our investment in the Music Genome Project, we launched the Pandora service as a free, advertising-supported internet radio service. In May 2007 we introduced the first mobile version of our service primarily for use on cellular phones. By the end of that fiscal year, we had over 10 million registered users.

We launched the Pandora app for smartphones on the iPhone in July 2008, and have subsequently launched on Android and Blackberry phones. Driven in large part by the popularity of the Pandora apps, growth in the overall smartphone market and increased adoption of our traditional computer-based service, by the end of that fiscal year we had over 22 million registered users.

One key element of our strategy is to make the Pandora service available everywhere in the United States that there is internet connectivity. To this end, in 2006 we began to partner with manufacturers of home entertainment systems and other consumer electronics products to integrate the Pandora service with their products. In 2009 we began to develop relationships with major automobile manufacturers and their suppliers to introduce the Pandora service for automobiles, including select models of Ford Motor Company, Mercedes-Benz and MINI (BMW Group) vehicles. Additionally, General Motors, Hyundai and Toyota have publicly announced their plans for future Pandora integrations.

Our comedy service, which we launched in May 2011, leverages similar technology to the technology underlying the Music Genome Project, allowing a listener to choose a favorite comedian or a genre as a seed to start a station and then give feedback to personalize that station. Our comedy collection includes content from more than 700 comedians with more than 10,000 tracks.

We derive the substantial majority of our revenue from the sale of display, audio and video advertising for delivery across our traditional computer-based, mobile and other connected device platforms. To date, our revenue growth has been principally attributable to selling display advertising through our traditional computer-based platform. The rapid adoption of our service on mobile and other connected devices presents an opportunity for us to reach our audience anytime, anywhere they enjoy music, and therefore to offer additional distribution channels to current and potential advertisers for delivery of their advertising messages.

The growth in our registered users and distribution platforms has fueled a corresponding growth in listener hours. Our total number of listener hours is a key driver for both revenue generation opportunities and content acquisition expenses, which are the largest component of our operating expenses:

•

Revenue. Listener hours define the number of opportunities we have to sell advertisements, which we refer to as inventory. Our ability to attract advertisers depends in large part on our ability to offer sufficient inventory within desired demographics. In turn, our ability to generate revenue depends on the extent to which we are able to sell the inventory we have.

•

Content Acquisition Expenses. Listener hours drive substantially all of our content acquisition expenses. We pay royalties to the copyright owners of both sound recordings and the underlying musical works themselves, and we record these royalties as content acquisition expenses. Under U.S. law, we are guaranteed the right to stream any lawfully released sound recordings, and royalties are negotiated with and paid through performance rights organizations such as SoundExchange for sound recordings and BMI, ASCAP and SESAC for musical works. Royalties are calculated using negotiated rates documented in master royalty agreements and based on revenue earned or other usage measures. If we cannot agree on royalty rates, the dispute will be resolved by the CRB, in the case of SoundExchange, and by the rate court in the case of BMI and ASCAP. In May 2011, we started streaming spoken word comedy content, for which the underlying literary works are not currently entitled to eligibility for licensing by any performing rights organization for the United States. Rather, pursuant to industry-wide custom and practice, this content is performed absent a specific license from any such performing rights organization. For further information about our content licensing arrangements and royalties, please see the section captioned “What We Do – Content, Copyrights & Royalties.”

Given the royalty structures in effect with respect to content acquisition, our content acquisition costs increase with each additional listener hour. As such, our ability to achieve operating leverage depends on our ability to increase our revenue per hour of streaming through increased advertising sales.

As our mobile listenership increases, we face new challenges in optimizing our advertising products for delivery on mobile and other connected device platforms. The mobile advertising market is nascent and faces technical challenges due to fragmented platforms and lack of standard audience measurement protocols.

In addition, we expect to increase the number of audio ad campaigns for both traditional computer-based and mobile platforms, placing us in more direct competition with broadcast radio for advertiser spending, and these advertisers predominantly focus on local advertising. By contrast, display advertisers have been predominantly national brands. Our success selling audio ads in large part may require us to convince a substantial base of local advertisers of the benefits of advertising on the Pandora service.

In fiscal 2011, we began to substantially increase our expenditures for product development, marketing and sales and general and administrative expenses to generate growth and provide support infrastructure for that anticipated growth. We expect that this increased level of operating expenses will continue into the future.

Our total revenue has grown from $19.3 million in fiscal 2009 to $137.8 million in fiscal 2011 and from $21.6 million to $51.0 million for the three months ended April 30, 2010 and 2011, respectively. At the same time, our total costs and expenses have grown from $46.7 million in fiscal 2009 to $138.1 million in fiscal 2011 and from $24.4 million to $56.1 million for three months ended April 30, 2010 and 2011, respectively, principally as a result of the growth in content acquisition expenses. As the volume of music we stream to listeners increases, our content acquisition expense will also increase, regardless of whether we are able to generate more revenue. In addition, we expect to invest heavily in our operations to support anticipated future growth and public company reporting and compliance obligations, as discussed more fully below. As a result of these factors, we expect to continue to incur operating losses on an annual basis through at least the end of fiscal 2012.

Key Metrics

We track listener hours because it is a key indicator of the growth of our business, the number of registered users as a measure of our brand awareness and the number of active users as an additional indicator of the breadth of audience we are reaching at a given time, which is particularly important to potential advertisers. The table below sets forth our listener hours for fiscal 2009, fiscal 2010 and fiscal 2011 and the three months ended April 30, 2010 and 2011, as well as our registered users and active users as of the end of each of those periods.

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2009	2010	2011	2010	2011
Listener hours (in billions)	0.9	1.8	3.8	0.7	1.6
Registered users (end of period, in millions)	22	45	82	53	94
Active users (end of period, in millions)	7	16	29	18	34

Listener hours are defined as the aggregate amount of time listeners have used our service in a given period and as discussed in greater detail in “– Overview,” above.

Registered users are defined as the total number of accounts that have been created for our service at period end. To become a registered user, a person must provide an email account and other demographic information, but the information we collect from listeners does not permit us to identify when a listener may have created multiple accounts, nor prevent listeners from creating multiple accounts. We believe that, while imperfect, our number of registered users is indicative of the growth of awareness of Pandora.

Active users are defined as the number of distinct registered users that have requested audio from our servers within the trailing 30 days to the end of the final calendar month of the period. The number of active users may overstate the number of unique individuals who actively use our service within a month as one individual may register for, and use, multiple accounts.

Basis of Presentation

Revenue

Advertising Revenue. We generate advertising revenue primarily from display, audio and video advertising, which is typically sold on a cost-per-thousand impressions, or CPM, basis. Advertising campaigns typically range from one to 12 months, and advertisers generally pay us based on a minimum number of impressions or the satisfaction of other criteria, such as click-throughs. We may earn referral revenue when, for example, a listener clicks on an advertisement and signs up for membership with an advertiser. We also have arrangements with advertising agencies and brokers pursuant to which we provide the ability to sell advertising inventory on our service directly to advertisers. We report revenue under these arrangements net of amounts due to agencies and brokers.

In fiscal 2011 and the three months ended April 30, 2011, advertising revenue accounted for 86.6% and 85.5% of our total revenue, respectively, and we expect that advertising will comprise a substantial majority of revenue for the foreseeable future. In fiscal 2010 and 2011 and the three months ended April 30, 2011, Google accounted for 11.4%, 6.3% and 2.3%, respectively, of our total revenue. Pursuant to our arrangements with Google, Google acts as an online advertising agency, delivering relevant ads on our unsold ad space across both our traditional computer and mobile platforms. Google maintains the direct relationships with the advertisers and ad networks, and we receive a portion of the revenue Google derives from these ads, generally earned on a cost-per-click basis. While these cost-per-click arrangements continue to apply unless terminated by either party, Google can terminate these agreements at will. If these agreements with Google are terminated, we may not be able to enter into agreements with alternative third-party ad providers on acceptable terms, or on a timely basis or both.

Our ability to attract advertisers, and ultimately generate advertising revenue, will be critical to our financial success. We believe that we provide a unique and commercially attractive advertising opportunity for our advertisers, including the ability to run multi-platform ad campaigns and to present ads while our listeners actively engage with our service. Although advertisers as a whole are spending an increasing amount of their advertising budget on online advertising, we face a number of challenges. Specifically, we compete for advertising dollars with significantly larger and more established online marketing and media companies, such as Facebook, Google, MSN and Yahoo!. In addition, our audio advertising products target advertisers that traditionally advertise on broadcast radio and are less familiar with internet radio advertising media.

Subscription Services and Other Revenue. We generate subscription revenue through the sale of access to a premium version of the Pandora service for $36 per year, which currently includes higher quality audio and an ad free environment. We receive the full amount of the subscription payment at the time of sale; however, subscription revenue is recognized on a straight-line basis over the subscription period. In addition, for listeners who are not subscribers, we limit usage of our advertising-supported service on traditional computers to 40 hours per month. Listeners who reach this limit may continue to use this service by paying $0.99 for the remainder of the month. We include this revenue in subscription revenue. In fiscal 2011 and the three months ended April 30, 2011, subscription services and other revenue accounted for 13.4% and 14.5% of our total revenue, respectively.

Deferred Revenue. Our deferred revenue consists principally of both prepaid but unrecognized subscription revenue and advertising fees received or billed in advance of the delivery or completion of the delivery of services. Deferred revenue is recognized as revenue when the services are provided and all other revenue recognition criteria have been met.

Costs and Expenses

Costs and expenses consist of cost of revenue, product development, marketing and sales, general and administrative and content acquisition expenses. Content acquisition expenses are the most significant component of our costs and expenses followed by employee-related costs, which includes stock-based compensation expenses. We expect to continue to hire new employees in order to support our anticipated growth as a public company. In any particular period, the timing of additional hires could materially affect our operating expenses, both in absolute dollars and as a percentage of revenue. We anticipate that our costs and expenses will increase in the future.

Cost of Revenue. Cost of revenue consists of the infrastructure costs related to content streaming, maintaining our internet radio service and creating and serving advertisements through third-party ad servers, including the employee costs associated with supporting these functions. We make payments to third-party ad servers for the period the advertising impressions or click-through actions are delivered or occur, and accordingly, we record this as a cost of revenue in the related period.

Product Development. Product development expenses consist of employee compensation, information technology, consulting, facilities-related expenses and costs associated with supporting consumer connected-device manufacturers in implementing our service in their products. We incur product development expenses primarily for improvements to our website and the Pandora app, development of new advertising products and development and enhancement of our personalized playlist generating system. We expense product development as incurred. We intend to continue making significant investments in developing new products and enhancing the functionality of our existing products.

Marketing and Sales. Marketing and sales expenses include salaries, commissions and benefits related to employees in sales, marketing and advertising departments. In addition, marketing and sales expenses include third-party marketing, branding, advertising and public relations expenses, as well as facility and other supporting overhead costs. We expect marketing and sales expenses to increase as we hire additional personnel to build out our sales force and ad operations team and expand our business development team to establish relationships with manufacturers of an increasing number of connected devices.

General and Administrative. General and administrative expenses include employee salaries and benefits for finance, accounting, legal, internal information technology and other administrative personnel. In addition, general and administrative expenses include outside legal and accounting services, facility and other supporting overhead costs and merchant and other transaction costs, such as credit card fees. We expect to incur significant additional expenses in future periods as we continue to invest in corporate infrastructure, including adding personnel and systems to our finance and administrative functions. We also expect to incur additional expenses associated with being a public company, including increased legal and accounting costs, investor relations costs and compliance costs in connection with section 404 of the Sarbanes-Oxley Act.

Content Acquisition. Content acquisition expenses principally consist of royalties paid for streaming music or other content to our listeners. Royalties are calculated using negotiated rates documented in master royalty agreements and are based on both percentage of revenue and listener metrics. For example, under some royalty arrangements we pay a fee per track or fee per session, while in other cases we pay royalties based on a percentage of our revenue. In still other cases we pay royalties based on a combination of these metrics. We periodically test our royalty calculation methods to ensure we are accurately reporting and paying royalties. The performance rights organizations have the right to audit our playlist and payment records, and any such audit could result in disputes over whether we have paid the proper royalties. If such a dispute were to occur, we could be required to pay additional royalties and the amounts involved could be material.

In July 2009 we, together with other webcasters, negotiated new royalty rates on performances with SoundExchange for calendar years 2006 to 2015. The agreement reduced rates originally established by the CRB for calendar years 2006 to 2010 and established new rates for calendar years 2011 to 2015. Prior periods reflect these reduced rates where applicable. For further information about our content licensing arrangements and royalties, see the section captioned “What We Do – Content, Copyrights & Royalties.”

Provision for Income Taxes. Since our inception, we have been subject to income taxes only in the United States. In the event we expand our operations outside the United States, we will become subject to taxation based on the foreign statutory rates and our effective tax rate could fluctuate accordingly.

Income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted statutory income tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized.

Results of Operations

The following tables present our results of operations for the periods indicated and as a percentage of total revenue. The period-to-period comparisons of results are not necessarily indicative of results for future periods.

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2009	2010	2011	2010	2011
	(in thousands)
				(unaudited)

Revenue:
Advertising	$18,247	$50,147	$119,333	$18,446	$43,661
Subscription services and other	1,086	5,042	18,431	3,153	7,379

Total revenue	19,333	55,189	137,764	21,599	51,040
Costs and expenses:
Cost of revenue(1)	7,398	7,892	11,559	2,390	4,360
Product development(1)	6,116	6,026	6,736	1,499	2,731
Marketing and sales(1)	13,265	17,426	36,250	5,433	12,964
General and administrative(1)	4,190	6,358	14,183	2,471	6,943
Content acquisition	15,771	32,946	69,357	12,616	29,158

Total costs and expenses	46,740	70,648	138,085	24,409	56,156

Loss from operations	(27,407)	(15,459)	(321)	(2,810)	(5,116)
Other income (expense):
Interest income	247	62	31	2	2
Interest expense	(1,126)	(898)	(612)	(100)	(109)
Other income (expense), net	58	(458)	(728)	(96)	(1,509)

Loss before provision for income taxes	(28,228)	(16,753)	(1,630)	(3,004)	(6,732)
Provision for income taxes	—	—	134	—	22

Net loss	(28,228)	(16,753)	(1,764)	(3,004)	(6,754)
Deemed dividend on Series D and Series E	—	(1,443)	—	—	—
Accretion of redeemable convertible preferred stock	(58)	(218)	(300)	(81)	(70)
Increase in cumulative dividends payable upon conversion of liquidation of redeemable convertible preferred stock	(3,751)	(6,461)	(8,978)	(1,883)	(2,320)

Net loss attributable to common stockholders	$(32,037)	$(24,875)	$(11,042)	$(4,968)	$(9,144)

Basic and diluted loss per share	$(5.45)	$(3.84)	$(1.03)	$(0.64)	$(0.61)

Weighted-average number of shares used in per share amounts (in thousands):	5,881	6,482	10,761	7,791	14,900

(1) Includes stock-based compensation as follows:
Cost of revenue	$14	$18	$85	$6	$64
Product development	54	125	329	40	177
Marketing and sales	188	225	549	76	423
General and administrative	77	109	492	70	272

Total stock-based compensation	$333	$477	$1,455	$192	$936

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2009	2010	2011	2010	2011
				(unaudited)
Revenue:
Advertising	94%	91%	87%	85%	86%
Subscription services and other	6	9	13	15	14

Total revenue	100	100	100	100	100
Costs and expenses:
Cost of revenue(1)	38	14	8	11	9
Product and development(1)	32	11	5	7	5
Marketing and sales(1)	69	32	26	25	25
General and administrative(1)	22	12	10	11	14
Content acquisition	82	60	50	58	57

Total costs and expenses	242	128	100	113	110

Loss from operations	(142)	(28)	—	(13)	(10)
Other income (expense):
Interest income	1	—	—	—	—
Interest expense	(6)	(2)	—	—	—
Other income (expense), net	—	(1)	(1)	—	(3)

Loss before provision for income taxes	(146)	(30)	(1)	(14)	(13)
Provision for income taxes	—	—	—	—	—

Net loss	(146%)	(30%)	(1%)	(14%)	(13%)

(1) Includes stock-based compensation as follows:

Cost of revenue	0.1%	0.0%	0.1%	0.0%	0.1%
Product development	0.3	0.2	0.2	0.2	0.3
Marketing and sales	1.0	0.4	0.4	0.4	0.8
General and administrative	0.4	0.2	0.4	0.3	0.5

Comparison of the Three Months Ended April 30, 2010 and 2011

Revenue

	Three Months Ended April 30,		$ Change
	2010	2011
	(in thousands)
Advertising	$18,446	$43,661	$25,215
Subscription services and other	3,153	7,379	4,226

Total revenue	$21,599	$51,040	$29,441

Advertising revenue increased $25.2 million due to increases in the number of advertising campaigns enabled by higher listener hours and higher spending on campaigns by our largest advertisers. Subscription revenue increased $4.2 million due to an increase of 139% in the number of subscribers.

Costs and Expenses

Cost of Revenue

	Three Months Ended April 30,
	2010	2011	$ Change
	(in thousands)
Cost of revenue	$2,390	$4,360	$1,970

Cost of revenue increased $2.0 million due to a $1.5 million increase in hosting services costs as a result of a 129% increase in listener hours and a $0.4 million increase primarily due to higher employee-related expenses driven by an 82% increase in headcount.

Product Development

	Three Months Ended April 30,
	2010	2011	$ Change
	(in thousands)
Product development	$1,499	$2,731	$1,232

Product development expenses increased $1.2 million primarily due to higher employee-related expenses driven by a 100% increase in headcount.

Marketing and Sales

	Three Months Ended April 30,
	2010	2011	$ Change
	(in thousands)
Marketing and sales	$5,433	$12,964	$7,531

Marketing and sales expenses increased $7.5 million primarily due to a $5.6 million increase in employee-related expenses driven by a 95% increase in headcount and an increase in external sales and marketing expenses of $0.9 million related to search engine marketing.

General and Administrative

	Three Months Ended April 30,
	2010	2011	$ Change
	(in thousands)
General and administrative	$2,471	$6,943	$4,472

General and administrative expenses increased $4.5 million primarily due to a $2.5 million increase in employee-related expenses driven by a 220% increase in headcount, a $1.0 million increase in professional services fees and a $0.4 million increase in IT infrastructure costs.

Content Acquisition

	Three Months Ended April 30,
	2010	2011	$ Change
	(in thousands)
Content acquisition	$12,616	$29,158	$16,542

Content acquisition expenses increased $16.5 million due to increased royalty payments driven by increased listener hours and by higher revenue.

Other Income (Expense)

	Three Months Ended April 30,
	2010	2011	$ Change
	(in thousands)
Interest income	$2	$2	$—
Interest expense	(100)	(109)	(9)
Other income (expense)	(96)	(1,509)	(1,413)

Total other expense	$(194)	$(1,616)	$(1,422)

Total other expenses increased $1.4 million primarily driven by $1.5 million higher expenses due to the effect of the increase in the fair value of our preferred stock warrants liability.

Provision for Income Taxes

The state income tax provision increased to $22,000 from $0 for the same period in fiscal 2010 as a result of gross receipts taxes owed in states where we had newly identified filing obligations.

Comparison of Fiscal 2009, 2010 and 2011

Revenue

	Fiscal Year Ended January 31,			FY 2009 to FY 2010 $ Change	FY 2010 to FY 2011 $ Change
	2009	2010	2011
	(in thousands)
Advertising	$18,247	$50,147	$119,333	$31,900	$69,186
Subscription services and other	1,086	5,042	18,431	3,956	13,389

Total revenue	$19,333	$55,189	$137,764	$35,586	$82,575

2010 Compared to 2011. Advertising revenue increased $69.2 million due to increases in the number of advertising campaigns enabled by higher listener hours and higher spending on campaigns by our largest advertisers. Subscription services and other revenue increased $13.4 million due to an increase in the number of subscribers.

2009 Compared to 2010. Advertising revenue increased $31.9 million due to increases in the number of advertising campaigns enabled by higher listener hours and higher spending on campaigns by our largest advertisers. Subscription services and other revenue increased $4.0 million due to an increase in the number of subscribers driven by the launch of our Pandora One subscription service in fiscal 2010.

Cost and Expenses

Cost of Revenue

	Fiscal Year Ended January 31,			FY 2009 to FY 2010 $ Change	FY 2010 to FY 2011 $ Change
	2009	2010	2011
	(in thousands)
Cost of revenue	$7,398	$7,892	$11,559	$494	$3,667

2010 Compared to 2011. Cost of revenue increased $3.7 million due to a $2.1 million increase in streaming and hosting costs related to an increase in listener hours and the number of campaigns, a $0.7 million increase driven by higher employee-related costs due to approximately 40% higher headcount, and $0.6 million higher depreciation expense due to equipment purchases.

2009 Compared to 2010. Cost of revenue increased $0.5 million due to an increase in employee-related costs as a result of a 36% increase in headcount, and to an increase in depreciation expenses, partially offset by a decrease in streaming and hosting costs due to more favorable hosting services rates.

Product Development

	Fiscal Year Ended January 31,			FY 2009 to FY 2010 $ Change	FY 2010 to FY 2011 $ Change
	2009	2010	2011
	(in thousands)
Product development	$6,116	$6,026	$6,736	$(90)	$710

2010 compared to 2011. Product development expenses increased $0.7 million as a $1.0 million increase in employee-related expenses due to approximately 20% higher headcount was partially offset by lower equipment expense in fiscal 2011 as compared to fiscal 2010.

2009 Compared to 2010. Product development expenses were relatively flat as an increase in infrastructure costs were offset by a decrease in employee-related expenses. Headcount remained relatively flat on a period to period basis.

Marketing and Sales

	Fiscal Year Ended January 31,			FY 2009 to FY 2010 $ Change	FY 2010 to FY 2011 $ Change
	2009	2010	2011
	(in thousands)
Marketing and sales	$13,265	$17,426	$36,250	$4,161	$18,824

2010 Compared to 2011. Marketing and sales expenses increased $18.8 million due to an $8.6 million increase in employee-related costs, driven by approximately 90% higher headcount and a $7.3 million increase in commissions driven by higher revenue and headcount. In addition, marketing and sales expenses increased $2.4 million related to higher customer acquisition and advertising effectiveness survey costs and higher spending for public relations activities.

2009 Compared to 2010. Marketing and sales expenses increased $4.2 million due to a $7.1 million increase in employee-related costs, driven by a 102% increase in headcount, partially offset by a $2.8 million decrease in marketing expenses.

General and Administrative

	Fiscal Year Ended January 31,			FY 2009 to FY 2010 $ Change	FY 2010 to FY 2011 $ Change
	2009	2010	2011
	(in thousands)
General and administrative	$4,190	$6,358	$14,183	$2,168	$7,825

2010 Compared to 2011. General and administrative expenses increased $7.8 million primarily due to a $5.3 million increase in employee-related costs driven by approximately 195% higher headcount and higher legal, accounting and other consulting costs. In addition, general and administrative expenses were higher by $1.6 million primarily due to merchant and other transaction costs.

2009 Compared to 2010. General and administrative expenses increased $2.2 million due to a $0.9 million increase in merchant and other transaction costs, a $0.7 million increase in employee-related expenses, driven by a 50% increase in headcount, and a $0.5 million increase in legal expenses.

Content Acquisition

	Fiscal Year Ended January 31,			FY 2009 to FY 2010 $ Change	FY 2010 to FY 2011 $ Change
	2009	2010	2011
	(in thousands)
Content acquisition	$15,771	$32,946	$69,357	$17,175	$36,411

2010 Compared to 2011. Content acquisition expenses increased $36.4 million reflecting higher royalty payments driven by a higher volume of listeners hours, higher royalty rates due to scheduled rate increases and higher revenue.

2009 Compared to 2010. Content acquisition expenses increased $17.2 million reflecting higher royalty payments driven by a higher volume of listener hours, higher royalty rates due to scheduled rate increases and higher revenue.

Other Income (Expense)

	Fiscal Year Ended January 31,			FY 2009 to FY 2010 $ Change	FY 2010 to FY 2011 $ Change
	2009	2010	2011
	(in thousands)
Interest income	$247	$62	$31	$(185)	$(31)
Interest expense	(1,126)	(898)	(612)	228	286
Other income (expense)	58	(458)	(728)	(516)	(270)

Total other income (expense)	$(821)	$(1,294)	$(1,309)	$(473)	$(15)

2010 Compared to 2011. Total other expense remained largely flat as an expense increase of $0.6 million related to the change in the fair value of our convertible preferred stock warrant liability was offset by $0.6 million due to lower interest charges on royalty payments in fiscal 2011 compared to fiscal 2010.

2009 Compared to 2010. Total other expense increased $0.5 million due to a $0.5 million increase in the fair value of our convertible preferred stock warrant liability.

Provision for Income Taxes

The provision for income tax expense consists of the following:

	Fiscal Year Ended January 31,
	2009	2010	2011
	(in thousands)
Current
Federal	$—	$—	$—
State and local	—	—	134

Total current income tax expense	—	—	134
Deferred
Federal	—	—	—
State and local	—	—	—
Total deferred income tax expense (benefit)	—	—	—

Total income tax expense (benefit)	$—	$—	$134

2010 Compared to 2011. The state income tax provision increased by $0.1 million as a result of taxable income that was recognized in certain states. The state taxable income was primarily generated as a result of certain states disallowing bonus depreciation and the utilization of net operating loss carryovers.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly statements of operations data for the last nine fiscal quarters, as well as the percentage that each line item represents of total net revenue. The information for each of these quarters has been prepared on the same basis as the audited financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with the audited financial statements and accompanying notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period. Our fiscal year ends on January 31.

	Three Months Ended
	April 30, 2009	July 31, 2009	Oct 31, 2009	Jan 31, 2010	April 30, 2010	July 31, 2010	Oct 31, 2010	Jan 31, 2011	April 30, 2011
	(in thousands, except per share data)
Revenue:
Advertising	$5,360	$9,225	$14,131	$21,431	$18,446	$26,723	$32,683	$41,481	$43,661
Subscription services and other	363	645	1,628	2,406	3,153	4,112	5,006	6,160	7,379

Total revenue	5,723	9,870	15,759	23,837	21,599	30,835	37,689	47,641	51,040
Costs and expenses:
Cost of revenue (1)	1,820	1,920	2,068	2,084	2,390	2,503	3,084	3,582	4,360
Product development (1)	1,462	1,520	1,455	1,589	1,499	1,562	1,756	1,919	2,731
Marketing and sales (1)	3,220	3,810	4,790	5,606	5,433	6,736	9,715	14,366	12,964
General and administrative (1)	1,384	1,334	1,874	1,766	2,471	2,880	3,853	4,979	6,943
Content acquisition	6,817	7,589	8,116	10,424	12,616	14,670	18,136	23,935	29,158

Total costs and expenses	14,703	16,173	18,303	21,469	24,409	28,351	36,544	48,781	56,156

Income (loss) from operations	(8,980)	(6,303)	(2,544)	2,368	(2,810)	2,484	1,145	(1,140)	(5,116)
Other income (expense):
Interest income	8	13	18	23	2	15	9	5	2
Interest expense	(705)	(62)	(42)	(89)	(100)	(117)	(116)	(279)	(109)
Other income (expense), net	—	11	(51)	(418)	(96)	(750)	6	112	(1,509)

Income (loss) before provision for income taxes	(9,677)	(6,341)	(2,619)	1,884	(3,004)	1,632	1,044	(1,302)	(6,732)
Provision for income taxes	—	—	—	—	—	—	—	134	22

Income (loss)	(9,677)	(6,341)	(2,619)	1,884	(3,004)	1,632	1,044	(1,436)	(6,754)
Deemed dividend on Series D and Series E redeemable convertible preferred stock	—	(1,443)	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock issuance costs	(17)	(33)	(84)	(84)	(81)	(75)	(72)	(72)	(70)

Increase in cumulative dividends payable upon conversion of liquidation of redeemable convertible preferred stock	(1,189)	(1,397)	(1,928)	(1,947)	(1,883)	(1,946)	(2,746)	(2,403)	(2,320)

Net loss attributable to common stockholders	$(10,883)	$(9,214)	$(4,631)	$(147)	$(4,968)	$(389)	$(1,774)	$(3,911)	$(9,144)

Basic and diluted loss per share	$(1.80)	$(1.48)	$(0.71)	$(0.02)	$(0.64)	$(0.04)	$(0.15)	$(0.31)	$(0.61)

Weighted-average number of shares used in per share amounts (in thousands):	6,042	6,241	6,551	7,073	7,791	10,894	11,686	12,626	14,900

(1) Includes stock-based compensation as follows:

Cost of revenue	$4	$4	$5	$5	$6	$5	$35	$39	$64
Product development	13	20	40	52	40	43	129	117	177
Marketing and sales	33	52	67	73	76	82	184	207	423
General and administrative	19	25	39	26	70	106	170	146	272

Total stock-based compensation	$69	$101	$151	$156	$192	$236	$518	$509	$936

	Three Months Ended
	April 30, 2009	July 31, 2009	Oct 31, 2009	Jan 31, 2010	April 30, 2010	July 31, 2010	Oct 31, 2010	Jan 31, 2011	April 30, 2011
Revenue:
Advertising	94%	93%	90%	90%	85%	87%	87%	87%	86%
Subscription services and other	6	7	10	10	15	13	13	13	14

Total revenue	100	100	100	100	100	100	100	100	100
Costs and expenses:
Cost of revenue (1)	32	19	13	9	11	8	8	8	9
Product development (1)	26	15	9	7	7	5	5	4	5
Marketing and sales (1)	56	39	30	24	25	22	26	30	25
General and administrative (1)	24	14	12	7	11	9	10	10	14
Content acquisition	119	77	52	44	58	48	48	50	57

Total costs and expenses	257	164	116	90	113	92	97	102	110

Income (loss) from operations	(157)	(64)	(16)	10	(13)	8	3	(2)	(10)
Other income (expense):
Interest income	—	—	—	—	—	—	—	—	—
Interest expense	(12)	(1)	—	—	—	—	—	(1)	—
Other income (expense), net	—	—	—	(2)	—	(2)	—	—	(3)

Income (loss) before provision for income taxes	(169)	(64)	(17)	8	(14)	5	3	(3)	(13)
Provision for income taxes	—	—	—	—	—	—	—	—	—

Net income (loss)	(169%)	(64%)	(17%)	8%	(14%)	5%	3%	(3%)	(13%)

Key metrics (unaudited):
Listener hours (in billions) (2)	0.4	0.4	0.4	0.6	0.7	0.8	1.0	1.3	1.6
Registered users (3) (end of period, in millions)	26	31	37	45	53	61	70	82	94
Active users (end of period, in millions) (4)	9	10	13	16	18	21	24	29	34

(1) Includes stock-based compensation as follows:
Cost of revenue	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.1%	0.1%
Product development	0.2	0.2	0.3	0.2	0.2	0.1	0.3	0.2	0.3
Marketing and sales	0.6	0.5	0.4	0.3	0.4	0.3	0.5	0.4	0.8
General and administrative	0.3	0.3	0.2	0.1	0.3	0.3	0.5	0.3	0.5
(2) Listener hours are defined in footnote 3 to our Selected Financial and Other Data.
(3) Registered users are defined in footnote 4 to our Selected Financial and Other Data.
(4) Active users are defined in footnote 5 to our Selected Financial and Other Data.

Quarterly Trends

Our operating results fluctuate from quarter to quarter as a result of a variety of factors. Our general and administrative expense increased dramatically starting in the first quarter of fiscal 2011 as we hired a chief financial officer and general counsel and invested in infrastructure required to sustain our growth and prepared to become a public company. While we had net income in the fourth quarter of fiscal 2010 and the second and third quarter of fiscal 2011, we expect to incur losses on an annual basis through at least the end of fiscal 2012. We expect our operating results to continue to fluctuate in future quarters.

Our results may reflect the effects of some seasonal trends in listener behavior due to increased internet usage and sales of media-streaming devices during certain vacation and holiday periods. For example, we expect to experience increased usage during the fourth quarter of each calendar year due to the holiday season, and in the first quarter of each calendar year due to increased use of media-streaming devices received as gifts during the holiday season. We may also experience higher advertising sales during the fourth quarter of each calendar year due to greater advertiser demand during the holiday season. While we believe these seasonal trends have affected and will continue to affect our quarterly results, our trajectory of rapid growth may have overshadowed these effects to date. We believe that our business may become more seasonal in the future and that such seasonal variations in listener behavior may result in fluctuations in our financial results.

In addition, expenditures by advertisers tend to be cyclical and discretionary in nature, reflecting overall economic conditions, the economic prospects of specific advertisers or industries, budgeting constraints and buying patterns and a variety of other factors, many of which are outside our control. As a result of these and other factors, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance.

Liquidity and Capital Resources

As of April 30, 2011 we had cash and cash equivalents of $43.7 million, which consisted of money market funds held at major financial institutions. Since inception, we have financed our operations primarily through private sales of equity and, to a lesser extent, from borrowings. Our principal uses of cash are funding our operations, debt service payments, as described below, and capital expenditures.

Sources of Funds

We believe, based on our current operating plan, that our existing cash and cash equivalents and available borrowings under our credit facility will be sufficient to meet our anticipated cash needs for at least the next 12 months.

From time to time, we may explore additional financing sources and means to lower our cost of capital, which could include equity, equity-linked and debt financing. In addition, in connection with any future acquisitions, we may require additional funding which may be provided in the form of additional debt, equity or equity-linked financing or a combination thereof. There can be no assurance that any additional financing will be available to us on acceptable terms.

Our Indebtedness

We have entered into (1) a loan and security agreement, which provides for revolver borrowings, letters of credit, and certain other types of borrowings, which we refer to as our credit facility and (2) an equipment loan and security agreement which is available to finance the acquisition of equipment, which we refer to as the equipment financing line. Any inability to meet our debt service obligations could have material consequences to our security holders.

Credit Facility. On May 13, 2011, we entered into a $30 million credit facility with a syndicate of financial institutions. Affiliates of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are lenders under the credit facility, an affiliate of Morgan Stanley & Co. LLC is the documentation agent and an affiliate of J.P. Morgan Securities LLC is the administrative agent for the credit facility. The amount of borrowings available under the credit facility at any time is based on our monthly accounts receivable balance at such time, and the amounts borrowed are collateralized by our personal property (including such accounts receivable but excluding intellectual property). At our option, drawn amounts under the credit facility will bear an interest rate of either (i) an adjusted London Interbank offered, or LIBO, rate plus (A) 3.00% (if the debt outstanding is greater than or equal to $15 million) or (B) 2.75% (if the debt outstanding is less than $15 million) or (ii) an alternate base rate plus (x) 2.00% (if the debt outstanding is greater than or equal to $15 million) or (y) 1.75% (if the debt outstanding is less than $15 million). The adjusted LIBO rate is the LIBO rate for a particular interest period multiplied by the statutory reserve rate. The alternate base rate is the greatest of the prime rate, the federal funds effect rate plus 0.5% and the adjusted LIBO rate plus 1%. In addition, we are obligated to pay a non-usage charge on the unborrowed balance. The non-usage charge is 0.5% (if the debt outstanding is greater than or equal to $15 million) or 0.625% (if the debt outstanding is less than $15 million). As of May 13, 2011, we had $9 million drawn and $21 million of available borrowing capacity under the credit facility. As of May 13, 2011, the interest rate on the drawn amount is 2.95%. The credit facility contains customary events of default, conditions to borrowing and covenants, including restrictions on our ability to dispose of assets, make acquisitions, incur debt, incur liens and make distribution to stockholders. The credit facility also includes a financial covenant requiring the maintenance of minimum liquidity of at least $5 million. During the continuance of an event of a default, the lenders may accelerate amounts outstanding, terminate the credit facility and foreclose on all collateral.

Prior Credit Facility. In September 2009, we entered into a credit facility pursuant to which we may incur indebtedness up to the lesser of $10.0 million and a borrowing base equal to 80% of eligible accounts. Advances under the credit facility bear interest on the outstanding daily balance, at an annual rate equal to the lender’s prime rate plus 0.5%. We have pledged all of our personal and intellectual property to the lender, other than equipment purchased with proceeds of the equipment financing line, to secure our obligations under the credit facility. The credit facility contains customary events of default, conditions to borrowings and restrictive covenants, including restrictions on our ability to dispose of assets, make acquisitions, incur debt, incur liens, make distributions to our stockholders, make investments or enter into certain types of related party transactions. The credit facility also includes financial covenants including covenants to maintain a specified asset coverage ratio of 1.75 to 1.00 or a cash and cash equivalents balance of at least $10.0 million. As of January 31, 2009, we were in violation of a requirement to cure payment defaults to SoundExchange no later than January 31, 2009. The lender waived the compliance with such covenant until July 31, 2009 and we regained compliance before such date. As of July 31, 2010, we were in violation of a requirement to provide audited financial statements to the lender within 180 days of our fiscal year-end. The lender waived such requirement until February 15, 2011 and we regained compliance with such covenant by delivering the financial statements on February 11, 2011. As of January 31, 2011 and April 30, 2011, we had $6.0 million of revolver borrowings outstanding, available credit of $4.0 million and the interest rate was 4.5%. On May 13, 2011 this credit facility was paid in full and terminated.

Equipment Financing Line. In September 2009, we entered into the equipment financing line pursuant to which we may incur up to $2.0 million in indebtedness to purchase equipment. Advances under the equipment financing line bear interest at per year rate equal to 9.0%. For the first six months after each advance, we are required to pay interest only and after such six-month interest-only period, we are required to make 30 equal monthly payments of interest and principal. We have pledged all of the equipment purchased with proceeds of the equipment financing line to secure our obligations under the equipment financing line. The equipment financing line contains customary events of default, conditions to borrowings and covenants. As of July 31, 2010, we were in violation of a requirement to provide audited financial statements to the lender within 180 days of our fiscal year-end. The lender waived such requirement until March 31, 2011 and we regained compliance with all covenants by delivering the financial statements on February 11, 2011. On May 13, 2011 this equipment financing line was paid in full and terminated.

Uses of Funds

Dividend Payments. We will use a portion of the net proceeds of this offering to pay accrued and unpaid dividends on our redeemable convertible preferred stock in connection with the automatic conversion of such redeemable convertible preferred stock into common stock upon the closing of this offering. The amount of such accrued dividends will be equal to approximately (1) $29.7 million, which is the amount of accrued dividends if the closing had occurred on April 30, 2011, plus approximately (2) $26,000 per day for the period from April 30, 2011 to the date of the closing.

Capital Expenditures. Consistent with previous periods, future capital expenditures will focus on acquiring additional hosting and general corporate infrastructure. Based on current estimates, we believe that the amount of capital expenditures permitted to be made under the credit agreement will be adequate to implement our current plans.

Historical Trends

The following table summarizes our cash flow data for fiscal 2009, 2010 and 2011 and for the three months ended April 30, 2010 and 2011.

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2009	2010	2011	2010	2011
	(in thousands)
				(unaudited)
Net cash provided by (used in) operating activities	$(14,703)	$(27,474)	$3,222	$5,023	$2,784
Net cash provided by (used in) investing activities	6,967	(1,569)	(7,893)	(337)	(2,086)
Net cash provided by (used in) financing activities	13,762	35,599	31,555	3,701	(19)

Operating Activities

In the three months ended April 30, 2011, net cash provided by operating activities was $2.8 million including our net loss of $6.8 million and non-cash charges of $3.2 million. In addition, cash inflows from changes in operating assets and liabilities included an increase in accrued royalties of $3.0 million due to the timing of royalty payments and an increase in the number of listeners, an increase in accrued compensation of $2.8 million related to higher employee bonus compensation due to higher revenue, and an increase in deferred revenue of $1.5 million primarily related to an increase in customers purchasing subscriptions for Pandora One, partially offset by cash outflows of $1.4 million in prepaid expenses and other assets primarily related to deferred costs associated with this offering.

In the three months ended April 30, 2010, net cash provided by operating activities was $5.0 million, including our net loss of $3.0 million and non-cash charges of $0.5 million. In addition, cash inflows from changes in operating assets and liabilities included lower accounts receivable of $2.7 million related to the timing of payments, an increase in deferred revenue of $1.8 million primarily related to an increase in customers purchasing subscriptions for Pandora One and an increase in accrued royalties of $2.0 million due to the timing of royalty payments and an increase in the number of listeners.

In fiscal 2011, net cash provided by operating activities was $3.2 million, including our net loss of $1.8 million and non-cash charges of $4.1 million. In addition, cash outflows from changes in operating assets and liabilities included an increase in accounts receivable of $23.0 million related to higher advertising sales. Cash inflows from changes in operating assets and liabilities included an increase in deferred revenue of $9.8 million primarily related to an increase in customers purchasing subscriptions for Pandora One and an increase in accrued royalties of $9.0 million due to the timing of royalty payments and increase in the number of listeners.

In fiscal 2010, we used $27.5 million in operating activities, including our net loss of $16.8 million, partially offset by non-cash charges of $2.1 million. In addition, cash outflows from changes in operating assets and liabilities included an increase in accounts receivable of $14.9 million related to higher advertising sales and a decrease in accrued royalties of $2.2 million due to the timing of royalty payments. Cash inflows from changes in operating assets and liabilities included an increase in deferred revenue of $5.6 million primarily related to an increase in customers purchasing subscriptions to our Pandora One service.

In fiscal 2009, we used $14.7 million in operating activities, including our net loss of $28.2 million, partially offset by non-cash charges of $1.4 million. In addition, cash outflows from changes in operating assets and liabilities consisted primarily of an increase in accounts receivable of $0.6 million. Cash inflows from changes in operating assets and liabilities included an increase in accrued royalties of $11.0 million due to the timing of royalty payments and an increase in accounts payable of $0.8 million due to the timing of payments.

Investing Activities

Cash used in investing activities in the three months ended April 30, 2011 was $2.1 million consisting primarily of capital expenditures for server equipment.

Cash used in investing activities in the three months ended April 30, 2010 was $0.3 million consisting primarily of capital expenditures for server equipment.

Cash used in investing activities in fiscal 2011 was $7.9 million consisting primarily of capital expenditures of $8.3 million, primarily for server equipment, partially offset by lower restricted cash requirements.

Cash used in investing activities in fiscal 2010 was $1.6 million consisting primarily of capital expenditures of $1.9 million, primarily for server equipment, partially offset by lower restricted cash requirements.

Cash provided by investing activities in fiscal 2009 was $7.0 million consisting primarily of the sale and maturities of marketable securities of $8.2 million, partially offset by the purchase of equipment and software of $0.6 million, and an increase in restricted cash of $0.6 million due to higher collateral requirements against a higher outstanding balance on our line of credit.

Financing Activities

Cash used in financing activities in the three months ended April 30, 2011 was $19,000 consisting of repayment of debt of $0.2 million partially offset by proceeds from issuance of common stock of $0.1 million.

Cash provided by financing activities in the three months ended April 30, 2010 was $3.7 million consisting primarily of net proceeds from borrowings of $3.4 million.

Cash provided by financing activities in fiscal 2011 was $31.6 million consisting primarily of net proceeds of $22.2 million from the issuance of 8.1 million shares of Series G redeemable convertible preferred stock and proceeds from the issuance of both vested and unvested common stock of $6.1 million.

Cash provided by financing activities in fiscal 2010 was $35.6 million consisting primarily of net proceeds of $34.1 million from the issuance of 45.8 million shares of Series F redeemable convertible preferred stock and net borrowings of $1.4 million.

Cash provided by financing activities in fiscal 2009 was $13.8 million consisting primarily of net proceeds of $14.5 million from the issuance of 8.6 million shares of Series E redeemable convertible preferred stock.

Contractual Obligations and Commitments

The following summarizes our contractual obligations as of April 30, 2011:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Year
	(in thousands)
Operating lease obligations	$14,288	$1,940	$4,421	$4,540	$3,387
Term loan	7,433	—	—	7,433	—
Redeemable convertible preferred stock and dividends	188,771	—	—	188,771	—

Total	$210,492	$1,940	$4,421	$200,744	$3,387

Off-Balance Sheet Arrangements

As of January 31, 2009, 2010 and 2011 and April 30, 2011, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with our revenue recognition, allowance for doubtful accounts, stock based compensation, stock option grants and common stock valuations, and accounting for income taxes have the greatest potential impact on our financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

Revenue Recognition

We recognize revenue when four basic criteria are met: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which the products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. We consider a signed agreement, a binding insertion order or other similar documentation to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including transaction history and the creditworthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash. We record cash received in advance of revenue recognition as deferred revenue.

Advertising Revenue

We generate the majority of our revenue through the delivery of advertising impressions sold on a cost per thousand, or CPM, basis. We generally recognize revenue based on delivery information from our campaign trafficking systems. We generate a small amount of referral revenue from performance-based arrangements, which may include the listener performing some action such as clicking on an advertisement and signing up for a membership with that advertiser. We record revenue from these performance-based actions when we receive third-party verification reports supporting the number of actions performed in the period. We generally have audit rights to the underlying data summarized in these reports.

Subscription Services and Other Revenue

Subscription revenue is generated through the sale of a premium version of the Pandora service which currently includes higher audio quality and advertisement-free access. Subscription revenue is recognized on a straight-line basis over the length of the subscription period.

Other revenue is generated when a listener who does not have a subscription and has listened to a maximum number of free hours of music pays a nominal fee to listen to an unlimited amount of music for the rest of the month. Such revenue is recognized in the month when service is delivered.

Revenue Recognition for Multiple-Element Arrangements

We enter into arrangements with customers to sell advertising packages that include different media placements or ad services that are delivered at the same time, or within close proximity of one another. Because we had not yet established the fair value for each element and our agreements contain mid-campaign cancellation clauses, advertising sales revenue prior to February 1, 2011 was recognized as the lowest of (1) revenue calculated on a time-based straight-line basis over the term of the contract, (2) revenue calculated on a proportional performance basis, based on CPM for the entire campaign multiplied by the number of impressions delivered to date and (3) revenue based on the delivered media and price as specified on the applicable insertion order. Significant creative or engineering professional services provided adjunct to a campaign are not considered to have standalone value. As a result, we recognized revenue for all elements of multiple-element arrangements as a single unit of accounting over the delivery period.

Beginning on February 1, 2011, we adopted new authoritative guidance on multiple element arrangements using the prospective method for all arrangements entered into or materially modified from the date of adoption. Under this new guidance we allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables or those packages in which all components of the package are delivered at the same time, based on the relative selling price method in accordance with the selling price hierarchy, which includes: (1) vendor-specific objective evidence, or VSOE, if available; (2) third-party evidence, or TPE, if VSOE is not available; and (3) best estimate of selling price, or BESP, if neither VSOE nor TPE is available. BESP is generally used to allocate the selling price to deliverables in our multiple element arrangements. We determine BESP for deliverables by considering multiple factors including, but not limited to, prices we charge for similar offerings, sales volume, market conditions, competitive landscape and pricing practices. We recognize the relative fair value of the media placements or ad services as they are delivered assuming all other revenue recognition criteria are met. As a result of implementing this recent authoritative guidance, we recognized $1.6 million as revenue in the three months ended April 30, 2011 that would have been deferred under the previous guidance for multiple element arrangements.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts receivable balances. The allowance is based upon historical loss patterns, the number of days billings are past due and an evaluation of the potential risk of loss associated with delinquent accounts.

Stock-Based Compensation

We measure stock-based compensation expenses for employees at the grant date fair value of the award, and recognize expenses on a straight-line basis over the requisite service period, which is generally the vesting period. We account for stock options issued to non-employees in accordance with the guidance for equity-based payments to non-employees. We believe that the fair value of stock options is more reliably measured than the fair value of the services received. As such, the fair value of the unvested portion of the options granted to non-employees is re-measured each period. The resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

We estimate the fair value of stock-based payment awards using the Black-Scholes option-pricing model. The determination of the fair value of a stock-based award on the date of grant using the Black-Scholes option-pricing model is affected by our stock price on the date of grant as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected term of the award, actual and projected employee stock option exercise behaviors, the risk-free interest rate for the expected term of the award and expected dividends. The value of the portion of the award that is ultimately expected to vest is recognized as expense in our statements of operations.

The following table summarizes the assumptions relating to our stock options granted in fiscal 2011:

Dividend yield	0%
Volatility	57-58%
Risk free interest rate	1.41-2.92%
Expected term, in years	5.91-6.09

We use an expected dividend rate of zero based on the fact that we currently have no history or, except as set forth in “– Liquidity and Capital Resources – Use of Funds,” expectation of paying cash dividends on our capital stock. Because our common stock has never been publicly traded, we estimate the expected volatility of our awards from the historical volatility of selected public companies within the internet and media industry with comparable characteristics to us, including similarity in size, lines of business, market capitalization, revenue and financial leverage. The risk free interest rate is based on the implied yield currently available on U.S. Treasury issues with terms approximately equal to the expected life of the option. In addition, we assume a forfeiture rate that is based on the historical average period of time that options were outstanding and adjusted for expected changes in future exercise patterns.

Stock Option Grants and Common Stock Valuations

We granted stock options with the following exercise prices since February 1, 2010:

Grant Date	Shares underlying options	Exercise Price
April 21-22, 2010	3,258,500	$0.71
June 2, 2010	252,000	0.94
August 16, 2010	1,735,500	3.14
October 20, 2010	1,185,000	3.14
December 8, 2010	461,500	3.14
January 26-27, 2011	1,737,000	3.14
February 8, 2011	1,098,000	3.14
March 31, 2011	2,613,000	6.35
April 14, 2011	400,000	6.35
April 18, 2011	548,200	6.35
April 22, 2011	500,000	6.35

Additionally, on January 26, 2011 we sold an aggregate of 1,210,191 shares of common stock to two members of our board of directors for a price of $3.14 per share in connection with their appointment to the board.

Our board of directors determined that the exercise price per share was equal to at least the fair value of our common stock at each grant date. In the absence of a public trading market, our board of directors considered numerous objective and subjective factors to determine its best estimate of the fair value of our common stock as of the date of each option grant, including, but not limited to, the following factors:

•	valuations of our common stock performed as of February 28, 2010, May 20, 2010, October 31, 2010 and February 28, 2011;

•	recent issuances of preferred stock, as well as the rights, preferences and privileges of our outstanding preferred stock;

•	the lack of marketability of our common stock;

•	secondary transactions in our common and preferred stock;

•	our performance and stage of development;

•	the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an IPO or sale of our company, given prevailing market conditions;

•	the market performance of comparable companies; and

•	U.S. capital market conditions.

For the valuation of our common stock, we estimated the fair value of a minority interest in our common equity. We considered two possible scenarios as of each valuation date:

•

An IPO scenario, where we (1) estimated the future value of total stockholders’ equity using a multiple of forecasted revenues as of the estimated IPO date, (2) allocated that equity value to the preferred and common stock on a pro-rata basis considering the preferred stock conversion at an IPO and (3) then discounted the resulting per share common stock value back to the valuation date. The key inputs under this model are the estimated IPO value range, the probability weighting that we assign to each point within the range and the discount rate. We estimated our IPO value range considering a variety of factors, the most significant of which were revenue multiples derived from market data and our forecasted trailing 12-month revenues as of the estimated IPO date. We generally assign a higher probability to the middle of the range and lower probabilities to the low and high end of the range. We determined the discount rate using venture capital rates of return appropriate for our stage of development as of each valuation date.

•

An option-pricing scenario, where we estimated the present value of total stockholders’ equity using a discounted cash flow analysis. Under this method, our projected after tax cash flows available to return to holders of total invested capital were discounted back to the valuation date. The resulting equity value was allocated to the preferred and common stock using the option-pricing method. The option-pricing method treats preferred stock and common stock as call options on our enterprise value to estimate the fair value of our common stock. The value of the call options are determined using the Black-Scholes option-pricing model. The key inputs under this model are our projections of cash flows over the period for which forecasts were available as of each valuation date, which ranged from three to five years, our determination of the terminal value, representing the present value of our future cash flows beyond the three to five year period covered by our forecasts, and the discount rate. We determined the discount rate using venture capital rates of return appropriate for our stage of development as of each valuation date.

We chose these two methods based on the following considerations:

•	The IPO scenario represents a successful near term exit at a relatively high price. In this scenario, the preferred shares convert to common shares and all shares have the same value.

•

The option-pricing scenario represents a delayed exit in which the future value may be either higher or lower than the current enterprise value. In this scenario the preferred shares may benefit from downside protection in less successful exits.

Each valuation assigned a probability weighting to the value determined under the IPO scenario and option-pricing scenario based on management’s discussions with our board of directors and our assessment of market conditions. This probability weighting was determined based on our plans for an IPO and the uncertainty of our ability to successfully complete an IPO given changes in market conditions for IPOs and our ability to continue to execute against our business plan.

April 2010 grant

On April 21 and 22, 2010 our board of directors determined that the fair value of our common stock was $0.71 per share. As part of this determination, the board considered a third party valuation analysis that concluded that the fair value of our common stock was $0.71 per share as of February 28, 2010. We concluded that it was appropriate to rely on the valuation analysis, which was completed on April 9, 2010 but dated as of February 28, 2010, for purposes of the April 21 and 22, 2010 option grants because there were no significant changes to the business, including our forecasted financial results, and no significant changes to market conditions between February 28, 2010 and the date of the grants.

The key assumptions in the IPO scenario included an estimated IPO value range of $200 million to $700 million, assigning probabilities of 20%, 70% and 10% to $200 million, $500 million and $700 million, respectively, and a discount rate of 40%, resulting in an estimated common stock value of $1.67 per share.

In the option-pricing scenario, the valuation analysis estimated the present value of total stockholders’ equity as $156 million based on the discounted projected cash flows over a three-year period plus a terminal value using a discount rate of 40%, resulting in an estimated common stock value of $0.38 per share.

The valuation analysis as of February 28, 2010, weighted the IPO scenario at 25% and option-pricing scenario at 75% and arrived at the $0.71 valuation indicated above. The weighting assigned to the option-pricing scenario is higher than the weighting assigned to the IPO scenario because we had not, at that point in time, undertaken any substantial preparation to become a public company.

June 2010 grant

In May 2010, we issued a total of 8,129,338 shares of our Series G redeemable convertible preferred stock for $2.737 per share to a group of new and existing investors for an aggregate of approximately $22.2 million. Because the lead investor in this transaction was unaffiliated with our company prior to this investment, the board of directors determined that this financing constituted an arm’s-length transaction.

On June 2, 2010, the board of directors determined that the fair value of our common stock was $0.94 per share. In addition to considering the Series G redeemable convertible preferred stock financing described above, the board of directors also considered a third party valuation analysis that concluded that the fair value of our common stock was $0.94 per share as of May 20, 2010.

The key assumptions in the IPO scenario included an estimated IPO value range of $300 million to $700 million, assigning probabilities of 10%, 70% and 20% to $300 million, $500 million and $700 million, respectively and a discount rate of 35%, resulting in an estimated common stock value of $2.11 per share.

In the option-pricing scenario the valuation analysis estimated the present value of total stockholders’ equity as $208 million based on the discounted projected cash flows over a three-year period plus a terminal value, using a discount rate of 35%, resulting in an estimated common stock value of $0.54 per share.

The valuation analysis weighted the IPO scenario at 25% and option-pricing scenario at 75% and arrived at the $0.94 valuation indicated above. The weighting assigned to the option-pricing scenario is higher than the weighting assigned to the IPO scenario because we were not ready at that point in time to be a public company and would not be ready for a substantial period of time. In addition we reconciled the estimated equity value in the IPO scenario and the option-pricing scenario to the Series G transaction price noting that the implied fair value of the Series G redeemable convertible preferred stock from the analysis equaled the $2.737 Series G transaction price.

August and October 2010 grants

In July 2010, we received an offer from an unaffiliated party, which we refer to as Party A, proposing to purchase shares of our common stock and preferred stock from our stockholders at a price of $3.138 per share. Party A had very recently conducted a due diligence review of us but had not invested in our stock, and we had subsequently provided Party A with updated historical financial information and access to management in connection with the formulation of its offer. We did not pursue this transaction. The board of directors gave careful consideration to the prospect of adding a new significant stockholder to our existing stockholder base, the potential requirement to negotiate new governance and other rights with such stockholder and the demands such a transaction could place on management’s time and resources. The board of directors also considered the fact that there was sufficient demand from current investors to purchase shares of our common stock from employees. In light of these factors, the board of directors determined that the third-party offer was not in the best interests of our company and our stockholders.

In August 2010 a group of existing investors that hold rights of first refusal over secondary transactions in our stock commenced an offer to purchase shares of our common stock from our current employees, including our chief executive officer and certain other members of senior management, at $3.138 per share. Employees tendered an aggregate of 2,520,221 shares of common stock into the offer, which closed in October 2010. Because the price used in this transaction was originally proposed by Party A, a well-informed, sophisticated, knowledgeable, unaffiliated third party, and the participants in this transaction included highly knowledgeable, informed and sophisticated parties as both buyers and sellers, our board of directors determined that the terms of this transaction approximated those that would be obtained in an arms-length transaction.

Based on the foregoing series of transactions over this period, our board of directors determined that there was objective data based on an arms-length, third party offer, that the fair value of the common stock was $3.14 per share for the option grants made in August 2010. Furthermore, our board of directors determined that the fair value of the common stock was $3.14 per share for the option grants made in October 2010 because there were no significant changes to the business, including the Company’s projected financial results, and no significant changes to market conditions between the August 2010 and the October 2010 grants.

December 8, 2010

In anticipation of granting options during the fourth quarter of the year ending January 31, 2011, we initiated a third party valuation of common stock as of October 31, 2010. The valuation analysis estimated that the fair value of our common stock was $3.14 per share. This valuation analysis considered several factors including the purchase and sale of approximately 2.5 million shares of our common stock at a price of $3.138 per share by knowledgeable parties earlier in October 2010. In addition, consistent with the prior analysis, the analysis included an evaluation based on the IPO scenario and the option-pricing scenario. We continued to consider these two methods to reflect the probability of a near term successful exit and the possibility that the exit would be delayed.

The key assumptions in the IPO scenario included an expected valuation range of $500 million to $1 billion, with assigned probabilities of 15%, 50% and 35% to $500 million, $750 million and $1 billion, respectively. The estimated IPO value range was primarily determined based on our estimate of the revenue multiple we expected to achieve during our IPO based on our forecasted trailing 12-month revenues as of the estimated IPO date. Our estimated IPO value range yielded multiples of approximately 2.9 to 5.7 of forecasted trailing 12-month revenues as of the estimated IPO date. The resulting probability-weighted multiple of 4.6 was comparable to various market indices for high-tech, internet and entertainment companies and the mean multiples of comparable entities which ranged from approximately 2.0 to 3.5. We then discounted the resulting value using a discount rate of 30%, yielding an IPO scenario estimate of $3.61 per share.

The option-pricing scenario yielded estimated equity value of $459 million based on discounted estimated cash flows over a five year period plus a terminal value, resulting in an estimated common stock value of $1.69 per share. As our business matured, we extended the period over which we produced cash flow forecasts from three to five years.

The valuation analysis weighted the IPO scenario at 75% and option-pricing scenario at 25% and arrived at the $3.14 valuation indicated above. The weighting for the IPO scenario increased from 25% used in the May 20, 2010 valuation analysis as a result of discussions with our board of directors and investors and our performance relative to our business plan, as well as progress we had made in building our financial and legal infrastructure in preparation for the possibility of becoming a public company.

For the stock options granted on December 8, 2010 the board of directors determined that the fair value of our common stock remained at $3.14 per share. In arriving at this determination, the board of directors considered several factors, including the following:

•

Business performance had been in line with projections embedded in the valuation models and the absence of significant changes in market conditions, including revenue multiples in our sector, from October 2010 through the first part of December 2010. As a result, the projected revenue used to support the IPO scenario and the projected cash flows used to support the option-pricing method scenario had not changed and the board determined the valuation performed in October 2010 continued to reflect a reasonable estimate of the fair value of our common stock.

•	The absence of changes to our estimate of the probability of a successful completion of an IPO from October 31, 2010 to December 8, 2010.

January 26 and 27, 2011 grants and sales

For grants and sales in January 2011, the board of directors determined that the fair value of our common stock remained at $3.14 per share. In arriving at this determination, the board of directors considered several factors, including the following:

•

Our estimated revenue for the three months ended January 31, 2011 did not materially impact our forecasted trailing 12-month revenues as of the estimated IPO date. The estimated market capitalization of the Company based on the IPO scenario of $500 million to $1 billion with assigned probabilities of 15%, 50% and 35% to $500 million, $750 million and $1 billion, respectively implied a revenue multiple of approximately 4.6. We considered this a reasonable multiple compared to the high-tech, internet and entertainment indices which reflected revenue multiples of approximately 3.0 to 3.5 in January 2011.

•

Our board of directors determined that the probability of the completion of a successful IPO had not changed from October 31, 2010. In mid-December 2010, we issued requests for proposals to potential underwriters for this offering, requesting proposal submissions by mid-January 2011 and initial meetings at that time. We received proposals, met with investment banks and selected our underwriters in mid-January 2011 based on their reputations, experience with underwriting offerings of companies similar to ours, knowledge of and expertise regarding the digital media industry, understanding of our business model and individual perspectives on how to present the Pandora business to the investment community. Although we had selected the underwriters of our offering in mid-January, the board of directors considered that none of the banks interviewed had offered any indications of value, and that there remained substantial uncertainty over our ability to complete an offering in light of market conditions and the risks associated with our ability to perform in line with our business plan. In late January 2011, we held our organizational meeting with these underwriters. The initial meetings with our underwriters focused on providing an overview of our business, discussing the offering process and drafting disclosure.

We considered whether the initial meetings with underwriters indicated that the weighting of the IPO scenario compared with the option-pricing scenario should be updated. The weighting of the IPO scenario involved management judgment. We believe that the 75% weighting continued to be appropriate as of January 26, 2011. However, if the valuation analysis had been updated as of January 26, 2011 to reflect an increased likelihood of a successful IPO and we changed the weighting of the IPO scenario from 75% to 80%, the fair value of our common stock would have increased from $3.14 per share to $3.46 per share as of January 2011. Such an increase in fair value would have resulted in increased compensation expense and other expense for the year ended January 31, 2011 of approximately $400,000 and $100,000, respectively.

February 8, 2011 grant

For the stock options granted on February 8, 2011, the board of directors determined that the fair value of our common stock remained at $3.14 per share. In arriving at this determination, the board of directors considered the factors described above in connection with the January 26 and 27, 2011 grants and concluded that facts and circumstances had not changed significantly enough to warrant an updated common stock valuation. We concluded that the 75% weighting to the IPO scenario and the 25% weighting to the option-pricing scenario remained appropriate as of February 8, 2011 due to the remaining uncertainty regarding market risks and execution risk that could impact our ability to successfully complete an IPO. However, if the valuation analysis had been updated as of February 8, 2011 to reflect an increased likelihood of a successful IPO and we changed the weighting of the IPO scenario from 75% to 80%, the fair value of our common stock would have increased from $3.14 per share to $3.46 per share as of January 2011. Such an increase in fair value would have resulted in an immaterial impact on compensation expense and other expense for the three months ended April 30, 2011.

March 31, 2011 and April 14-22, 2011 grants

In late February 2011, the following three factors led the board of directors to conclude that there were material changes in facts and circumstances that affected our estimate of the fair value of our common stock:

•

On February 11, 2011, we filed our registration statement of which this prospectus forms a part, which, in the opinion of the board of directors and management, increased the likelihood of completing this offering in June 2011.

•

In late February 2011, peer companies achieved significant increases in their valuations, including comparable public entities such as Demand Media and Youku, as well as comparable private entities, including Facebook, Groupon, Guardian Unlimited and Zynga, based on news media reports of third-party investments in these companies. We gave specific consideration to Demand Media and Youku given that these particular companies are similarly situated in comparable industries, and had both recently completed their IPOs, with valuations that sustained high multiples several weeks after their IPOs.

•

In early March 2011, we determined that we exceeded our revenue targets for the month of February 2011 and, consequently, based on the nature of the revenues driving the over-performance, we expected this upward trend to increase our forecasted trailing 12-month revenues as of the estimated IPO date.

As a result of these material changes in facts and circumstances, we obtained a third party valuation of our common stock as of February 28, 2011. The key assumptions in the IPO scenario included an expected valuation range of $750 million to $2 billion, assigning probabilities of 10%, 75% and 15% to $750 million, $1.5 billion and $2 billion, respectively, and a discount rate of 28%. The expected valuation range was primarily determined based on our forecasted trailing 12-month revenues as of the estimated IPO date. Our expected IPO valuation yielded a range of multiples of approximately 3.8 to 10.3 of forecasted trailing 12-month revenues as of the estimated IPO date. Though the resulting probability weighted revenue multiple of 7.7 was higher than the market indices for high-tech, internet and entertainment companies and the mean multiples of the comparable entities mentioned above, which ranged from approximately 2.7 to 3.5 at this time, this multiple compared favorably to Demand Media’s then current revenue multiple of approximately 7.0. The IPO scenario resulted in a value of $7.46 per share.

The option-pricing scenario yielded an estimated equity value of $464 million based on discounted estimated cash flows over a five year period plus a terminal value, using a discount rate of 28%, resulting in a common stock value of $1.87 per share.

The valuation analysis weighted the IPO scenario 80% and option-pricing scenario 20% and arrived at a fair value of $6.35 per share. The weighting assigned to the IPO scenario in the February 28, 2011 valuation is higher than the 75% weighting assigned to the IPO scenario in the October 31, 2010 valuation primarily as a result of our filing of the registration statement of which this prospectus forms a part on February 11, 2011. The analysis continued to reflect the option-pricing scenario to reflect market and execution risk associated with a planned IPO.

In addition, on May 11, 2011, the underwriters of our offering presented their valuation analysis of our common stock to our board of directors and recommended an estimated price range for this offering of $7.00 to $9.00 per share, which recommendation was accepted by our board of directors. The most recent valuation used for the stock options granted on March 31, 2011 and between April 14 and April 22, 2011 does not materially differ from the $8.00 midpoint of the initial price range shown on the cover page of the preliminary prospectus included in the Registration Statement filed on June 2, 2011, particularly when taking into account the continued lack of liquidity of our common stock and the remaining execution risk associated with a planned IPO as of the grant dates.

Accounting for Income Taxes

We account for our income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or in our income tax returns. Deferred income taxes are recognized for differences between financial reporting and tax bases of assets and liabilities at the enacted statutory income tax rates in effect for the years in which the temporary differences are expected to reverse. The effect on deferred taxes of a change in income tax rates is recognized in income in the period that includes the enactment date. We evaluate the realizability of our deferred tax assets and valuation allowances are provided when necessary to reduce net deferred tax assets to the amounts expected to be realized.

We operate in various tax jurisdictions and are subject to examination by various tax authorities. We provide tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relevant tax law and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

We recognize a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. We will recognize interest and penalties related to unrecognized tax benefits in our income tax (benefit) provision in the accompanying statement of operations.

We calculate our current and deferred income tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed income tax returns are recorded when identified. The amount of income taxes we pay is subject to examination by U.S. federal and state tax authorities. Our estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts and circumstances existing at that time. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made.

Quantitative and Qualitative Disclosure About Market Risk

We have operations wholly within the United States and we are exposed to market risks in the ordinary course of our business, including interest rate and inflation risks.

Interest Rate Fluctuation Risk

Our exposure to interest rates also relates to the increase or decrease in the amount of interest we must pay on our outstanding debt instruments. On May 13, 2011, we entered into a $30 million credit facility with a syndicate of financial institutions. Any outstanding borrowings under the credit facility bear a variable interest rate of either (i) an adjusted London Interbank Offer, or LIBO, rate plus (A) 3.00% (if the debt outstanding is greater than or equal to $15 million) or (B) 2.75% (if the debt outstanding is less than $15 million) or (ii) an alternate base rate plus (x) 2.00% (if the debt outstanding is greater than or equal to $15 million) or (y) 1.75% (if the debt outstanding is less than $15 million). The alternate base rate is the greatest of the prime rate, the federal funds effect rate plus 0.5% and the adjusted LIBO rate plus 1%. The adjusted LIBO rate is the LIBO rate for a particular interest period multiplied by the statutory reserve rate. As of May 13, 2011, we had drawn $9 million under the credit facility. Based upon our outstanding borrowings as of May 13, 2011, if interest rates increased by 100 basis points, the change would increase our interest expense annually by $90,000.

The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Because our cash and cash equivalents have a relatively short maturity, our portfolio’s fair value is relatively insensitive to interest rate changes. We determined that the increase in yield from potentially investing our cash and cash equivalents in longer-term investments did not warrant a change in our investment strategy. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recently Issued and Adopted Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Updated, or ASU, 2009-13 regarding ASC Subtopic 605-25, Revenue Recognition – Multiple-element Arrangements. This ASU addresses criteria for separating the consideration in multiple-element arrangements. ASU 2009-13 requires companies to allocate the overall consideration to each deliverable by using a BESP of individual deliverables in the arrangement in the absence of VSOE or TPE of the selling price. The changes under ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified subsequent to adoption. We adopted the changes under ASU 2009-13 effective February 1, 2011. Under the previous accounting guidance, we treated our multiple element arrangements as a single unit of accounting as we generally did not have VSOE for our undelivered elements. Under the new guidance, we use BESP when neither VSOE nor TPE is available. As a result, we are able to recognize the relative fair value of the elements as they are delivered, assuming other revenue recognition criteria are met. As a result of implementing ASU 2009-13, we recognized $1.6 million as revenue in the three months ended April 30, 2011 that would have been deferred under the previous guidance for multiple element arrangements.

Effective October 31, 2009, we adopted The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This standard establishes only two levels of GAAP, authoritative and non-authoritative. The FASB Accounting Standards Codification, or the Codification, became the source of authoritative, non-governmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative. As the Codification was not intended to change or alter existing GAAP, it did not have any impact on our financial statements.

Effective February 1, 2010, we adopted new authoritative guidance on fair value measurements and disclosures. The new guidance requires additional disclosures regarding fair value measurements, amends disclosures about postretirement benefit plan assets, and provides clarification regarding the level of disaggregation of fair value disclosures by investment class. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010. Accordingly, we adopted this new guidance beginning February 1, 2010, except for the additional Level 3 requirements, which will be adopted in 2011. Level 3 assets and liabilities are those whose fair value inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The adoption of this guidance did not have a material impact on our financial statements.

In August 2009, the FASB issued an update to ASC Topic 480, Accounting for Redeemable Equity Instruments, related to the adoption of the SEC update as issued in their Accounting Series Release, or ASR, No. 268, Presentation in Financial Statements of “Redeemable Preferred Stocks.” The SEC, in ASR 268, provides additional clarification on the presentation in the financial statements of equity instruments with certain redemption features which did not have an impact on our financial statements.

WHAT WE DO

Our Mission

Our mission is to enrich people’s lives by enabling them to enjoy music they know and discover music they’ll love, anytime, anywhere. People connect with music on a fundamentally personal and deeply emotional level. Whether it’s a song someone first heard ten years ago or one they’ve just discovered, if they connect with that music on our service, a strong bond is forged at that moment with Pandora. Just as we value music, we also hold a deep respect for those who create it. We celebrate and hold dear the individuals who have chosen to make music, from megastars to talented new and emerging artists.

Who We Are

Pandora is the leader in internet radio in the United States, offering a personalized experience for each of our listeners. We have pioneered a new form of radio – one that uses intrinsic qualities of music to initially create stations and then adapts playlists in real-time based on the individual feedback of each listener. In April 2011, we had over 90 million registered users and we added a new registered user every second on average. We have more than a 50% share of internet radio listening time among the top 20 stations and networks in the United States, according to a November 2010 report by Ando. Since we launched the Pandora service in 2005, our listeners have created over 1.4 billion stations.

The Music Genome Project and our playlist generating algorithms form the technology foundation that enables us to deliver personalized radio to our listeners. These proprietary technologies power our ability to predict listener music preferences and play music content suited to the tastes of each individual listener. The extensive musicological database of the Music Genome Project has been meticulously built by a team of professional musicians and musicologists analyzing up to 450 attributes, or genes, for every song in our vast collection, to capture the fundamental musical properties of each recording. Our complex mathematical algorithms combine the genes cataloged by the Music Genome Project, with individual and collective feedback to suggest songs and build playlists. When a listener enters a single song, artist or genre to start a station – a process we call seeding – the Music Genome Project together with our playlist generating algorithms, allows us to instantly generate a station that plays music we think that listener will love. Based on listener reactions to the songs we pick, we further tailor the station to match the listener’s preferences. Over the last decade, our music analysts have been analyzing songs, our engineers have been organizing the genome and refining our playlist generating algorithms and, since the launch of our service five years ago, our listeners have been giving us feedback as they use our service. Containing over 800,000 songs from over 80,000 artists, we believe the Music Genome Project is the most comprehensive analysis of music in the world.

We make the Pandora service available through a variety of distribution channels. In addition to streaming our service to traditional computers, we have developed applications for smartphones, such as Android phones, Blackberry phones and the iPhone, and partnered with the makers of over 200 consumer electronics devices, including Alpine, Panasonic, Pioneer, Samsung and Sony. In addition, we have developed relationships with major automobile manufacturers, including Ford Motor Company, Mercedes-Benz and MINI (BMW Group), and with suppliers to major automobile manufacturers, to integrate the Pandora service into current and future automotive sound systems. Additionally, General Motors, Hyundai and Toyota have publicly announced their plans for future Pandora integrations. To date, the Pandora app has been downloaded more than 50 million times on the most popular smartphone platforms in the United States. According to a September 2010 Nielsen report, the Pandora app is a top five most used app across all major smartphone platforms in the United States. In January 2011, the Pandora app was the #2 all-time downloaded free iPhone app and the #1 all-time downloaded free iPad app, according to Apple.

We offer our service to listeners at no cost and we generate revenue primarily from advertising. We also offer a subscription service to listeners. Our revenue was $137.8 million and $51.0 million in fiscal 2011 and the three months ended April 30, 2011, respectively. Our net loss was $1.8 million and $6.8 million in fiscal 2011 and the three months ended April 30, 2011, respectively. As the volume of content we stream to listeners increases, our royalty expenses will also increase, regardless of whether we are able to generate more revenue to offset those increased costs. In addition, we expect to invest heavily in our operations to support anticipated future growth and public company reporting and compliance obligations, including by expanding our corporate infrastructure, hiring additional legal, accounting, technical and sales personnel and purchasing computer and other equipment in support of expanding our infrastructure and workforce. As a result of these factors, we expect to continue to incur operating losses on an annual basis through at least the end of fiscal 2012.

How We Are Redefining Radio

Radio has accounted for approximately 80% of audio entertainment listening hours every year from 2002 to 2009, according to the VSS Communications Industry Forecast, 22nd and 24th Editions. In addition, in 2009, listeners averaged 13 hours per week of audio entertainment listening on the radio, compared to approximately three hours per week for owned recorded music on formats such as CDs or MP3s, according to VSS. Within radio listening, music represents approximately 80% of total radio share (excluding satellite radio) in the United States, according to Arbitron, and news, comedy, sports, talk and other formats make up the remainder. Although Pandora has more than a 50% share of all internet radio listening time among the top 20 stations and networks in the United States, according to Ando, we estimate that we represent only 3% of total U.S. radio listening hours (excluding satellite radio), based on our analysis of internal, Arbitro, Ando and U.S. Census data.

We are redefining radio from the traditional one-to-many programming of broadcast radio to a truly personalized one-to-one radio listening experience. We believe the following competitive strengths will help us realize the potential of our opportunity:

We Enable Personalization and Discovery. Unlike traditional radio stations that broadcast the same content at the same time to all of their listeners, we enable each of our listeners to create up to 100 personalized stations. We believe the promotion of music discovery is one of the reasons why radio has endured as the most popular way to listen to music and that our personalized playlist generating system more effectively introduces listeners to music they will love. Promoting discovery drove the creation of the Music Genome Project and it’s why we’ve spent more than a decade so far – and will continue to invest many more years – studying musicology, music taste and the creation of personalized radio stations. It’s how we can predict with a high degree of success that if a listener likes Ella Fitzgerald singing Someone to Watch Over Me, they might also like Kim Nalley performing Goin’ to New York.

We Listen to Our Listeners. We continue to build a highly-recognized brand by providing a high quality service. We believe the greatest contributor to our growth has been our passionate listeners sharing their positive experiences with their friends, families and other music fans. Pandora has grown primarily by word-of-mouth, and as a result, we have been able to build our brand with relatively low marketing costs. We deeply appreciate our listeners’ support and have invested heavily in nurturing and growing these relationships. In addition to delivering a personalized experience to our listeners, we hold informal town hall meetings to meet our listeners in person all across the country, and support a team of “listener advocates” whose primary function is to correspond with listeners. Town hall meetings, sometimes attended by hundreds of listeners, serve as open forums for people to share their opinions and learn more about us. We take listener feedback seriously whether it be complaints, compliments on features of our service or music suggestions. We incorporate listener feedback to continuously improve our service.

We’ve Pioneered a Personalized Playlist Generating System. Our proprietary personalized playlist generating system enables us to predict listener music preferences and stream music content that is tailored to individual music tastes. We believe our personalized playlist generating system would be difficult to replicate and represents a significant competitive advantage.

•	Genotyping Music. Our music analysts measure up to 450 attributes per song that collectively capture a song’s musical attributes – everything from melody, harmony and instrumentation to rhythm, vocals and lyrics. For example, for certain genres of music, we map more than 40 musical details for voice alone, including whether the vocals are breathy, aggressive, emotional, gritty, smooth or laid back. By capturing a song’s musical identity, this detailed taxonomy helps us determine what qualities are relevant to understanding the musical preferences of our listeners, and in turn, to suggest new songs they might like.

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Leveraging Individual and Collective Feedback. While listening to a station, our listeners provide feedback by selecting a thumbs-up (I like this song) or a thumbs-down (I don’t like this song). These “thumbs” teach us more about our listeners’ preferences and we use them to adapt and improve the playlist for each listener in real-time. In 2010, we received an aggregate of over three billion thumbs, and since the launch of our service we have collected over ten billion thumbs. Along with individual feedback, we leverage the collective wisdom of our listeners to improve our playlist suggestions. Individual thumbs are compared to the database of thumbs collected from our listeners to make predictions about specific songs a listener may enjoy. These predictions, along with other factors, help us play the right song for each particular listener. As the number of listener hours increases, the amount of listener-generated data we receive increases, enabling us to better personalize music selections.

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Developing and Refining Playlist Generating Algorithms. We have developed, and continue to refine, complex mathematical algorithms that combine the musical analysis from the Music Genome Project with the individual and collective feedback we receive from our listeners to predict music preferences and generate personalized playlists.

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Building Our Catalog. We add thousands of songs per month to the Music Genome Project based on music selected by our curators, feedback from our listeners and independent submissions by artists. Our vast catalog of songs represent nearly every recorded musical genre, from classical, jazz, rock, pop and hip hop to post punk, Celtic and flamenco.

We’ve Built a Multi-Channel Distribution Ecosystem. We work closely with our distribution partners, including manufacturers of smartphones, consumer electronics products and automotive sound systems, so that our listeners can enjoy personalized radio anytime, anywhere. For example, the Pandora service was available on smartphone platforms representing devices used by 97% of smartphone subscribers in the United States in November 2010, according to comScore, a marketing research firm. We believe each player in the ecosystem we have built benefits by working together with Pandora. We are able to be everywhere for our listeners thereby attracting new listeners and increasing listener hours from existing listeners. In turn, our partners are able to enhance their platforms by providing their customers with the ability to access the Pandora service, something they often feature in marketing campaigns for their products. We support our partners in the creation of a compelling Pandora experience, collaborating closely with them as they design integrations of the Pandora service with their platforms.

Why Our Listeners Choose Pandora

We Provide a High Quality Personalized Experience Full of Discovery. Each of our listeners can create up to 100 internet radio stations personalized for his or her tastes, mood, situation or venue. The Pandora service bridges the gap between music owned by listeners, which does not promote discovery, and mass-market broadcast radio, which is not personalized. We connect with our listeners by drawing on the breadth and depth of an entire music catalog delivered through personalized playlists that reflect each listener’s feedback.

Pandora is Free and Easy. Getting started on Pandora is free and easy. Our interface is simple, intuitive and uncluttered. Our goal is to have listeners tapping their feet to music they love the moment they access the Pandora service. In addition to creating a station by selecting a song or artist, we offer genre stations to make seeding a station even easier. Listeners can also learn about artists, songs and lyrics and easily access online music stores to purchase singles or albums with a few simple clicks.

We’re Everywhere Our Listeners Want Us to Be. Music is a part of everyday life for most people. Thanks to proliferation of broadband internet access and internet-connected devices and our strong multi-partner ecosystem, listeners can access the Pandora service wherever they want. Our listeners can tune in at work, in the car, at home and virtually anywhere they want.

Our Media Sales Opportunity

For the most part, we make money the way radio always has – through advertising. We are focused on three large advertising markets in the United States: online display, rich media and video, mobile and broadcast radio. The online display, rich media and video advertising market was $9.8 billion in 2010, and is expected to grow at a 15% compound annual growth rate to $17.0 billion in 2014, according to IDC. Just as shifting consumer consumption to online media has driven online advertising growth, the mobile advertising market is expected to grow as more users access the internet through mobile devices. IDC forecasts that in the United States there were 103 million consumer mobile devices using the internet in 2010, growing to 168 million in 2014. Along with consumer mobile internet usage growth, mobile advertising is expected to grow rapidly, from $877 million in 2010 to $6.8 billion in 2014, a 67% compound annual growth rate according to IDC. Our audio advertising products also address the broadcast radio ad market which was $13.4 billion in 2010 and is expected to reach $13.7 billion in 2014, according to IDC. We have a significant opportunity to serve the needs of both national and local advertising customers in these three markets.

Why Our Advertisers Choose Pandora

Reaching Millions of People, One at a Time. We had over 90 million registered users as of April 2011 and in our fiscal year ended January 31, 2011, we streamed approximately 3.8 billion hours of radio listening. On the Pandora service, advertisers are able to reach listeners in ways that are not possible for broadcast radio, which uses listener survey data to estimate likely audience size and composition at any given time. We enable both national and local advertisers to reach individual listeners based on their age, gender, zip code and music preferences and provide analytics for our advertisers detailing characteristics of the listeners their campaigns reached. Our listeners actively participate with our service, providing advertisers the opportunity to interact with them.

Multi-Platform Ad Solutions. We provide display, audio and video advertising products across multiple distribution platforms. Our advertisers have the ability to design multi-platform campaigns that reach our listeners wherever they enjoy listening to music. Our advertisers can seamlessly combine audio ads with rich display ads to create an immersive branding environment. With one of the top mobile device apps and a mobile listenership that has surpassed our traditional computer listenership, we believe we are well-positioned to continue to innovate in this market.

Enhanced Messaging Environment. Our advertising products are integrated with the listening experience and are designed to minimize disruption to our listeners’ experience, while at the same time enhancing their engagement with ads. Our uncluttered listener interface maximizes the impact of our advertisers’ messages. Our display and video advertising products are generally served when listeners click on the Pandora service, such as when they change a station or thumbs-up a song, further enhancing listener engagement with our advertisers’ messages. In addition, on average, we currently run less than one minute of audio ads per hour of listening. By comparison, the three major radio networks averaged approximately 13 minutes of ads per hour in 2009, according to SNL Kagan.

Pandora Tomorrow

Our growth has been driven by making the Pandora service a great experience for our listeners, by broadening the availability of our service and by growing ad revenue in ways that work for both our listeners and our advertisers. We are focused on building a successful long-term business, and the key elements of our strategy are to:

Enhance Our Service. We believe the better job we do creating a great experience, the more listeners we attract, the more they listen, and the more they help us grow through word-of-mouth. As a result, we intend to continue to innovate and improve the Pandora service. These improvements include enhancing playlist generating algorithms, making the service easier to use and adding new content and features to make the stations more personalized, improve variety and expand discovery. We are investing in ways to simplify the user experience so that listeners can easily and quickly start playing music, reducing what we call the “mean time to music.” We are also improving social and sharing features, investing in performance upgrades and building a variety of other enhancements to the core functionality of our service.

Develop Innovative Advertising Products. We continue to develop advertising products that are compelling for our advertisers without compromising the experience for our listeners. We plan to launch new ad units, ad formats and targeting capabilities that enable our advertising customers to deliver compelling and relevant ads at scale. Our ads can be delivered on our traditional computer, mobile, consumer electronics and automotive platforms, and are uncluttered, clickable and can be targeted to the listener. We will continue to collaborate with our advertisers to develop customized, cross-platform campaigns that deliver high impact brand messaging.

Build Our Ad Sales Force and Support Organization. We are building our sales force to further our penetration of national and local advertisers. We currently have more available ad inventory than we are able to sell, and we are growing our sales and support organization to capture a greater share of online display, rich media and video, mobile and broadcast radio advertising spending.

Expand Distribution. We are expanding our reach to new mobile, consumer electronics and automotive platforms. Our mobile service has experienced significant growth since its launch in 2007. More than 60% of all listener hours streamed from the Pandora service for the three months ended April 30, 2011 were delivered to a mobile device. Coupled with our goal of strengthening our partnerships with consumer electronics manufacturers, our near-term focus is building out distribution in the automobile because the automobile is the primary radio listening location for most adults, according to the Radio Advertising Bureau. We are working with automobile manufacturers and their suppliers to seamlessly integrate the Pandora service into their automobiles via technologies that link to smartphones.

Over the longer term, we believe there is a significant opportunity to grow our business beyond our current markets, including:

Expand to Other Geographies. We believe there is a substantial market for online personalized radio outside of the United States, and our long term goal is to deliver the Pandora service to listeners globally. The worldwide ad market for online display, rich media and video, mobile and broadcast radio in 2010 was $54.9 billion and is expected to grow to $80.5 billion by 2014, according to IDC. Copyright and licensing laws vary from country to country, making international expansion a complex task, and we expect the process for securing licensing rights will require a number of years. We are working to obtain the appropriate rights with economics that work for us, with the objective of eventually launching Pandora internationally.

Expand Content Formats. Many radio listeners are drawn to comedy, sports, talk, news and other forms of content beyond music. According to Arbitron, non-music content accounted for approximately 20% of total radio share in 2009. In May 2011, we began offering comedy stations that can be personalized to each listener’s tastes, and over the long term we think there is an opportunity to offer other types of content in addition to music and comedy.

Pandora Culture

Pandora was founded on a deeply held passion for music and a respect for those who create it. For many years we have sought to articulate and preserve a clarity in our mission. We believe that clarity of purpose has helped us assemble and retain a talented team, design a compelling and coherent product and develop an authentic brand. Everything from who we hire and how we make decisions to the design of our interface and the way we communicate are deeply rooted in, and informed by, our culture.

Our culture starts with a deep respect for our employees. All new employees go through a two-day seminar that we call Pandora University. This series of presentations, which familiarizes new hires with all aspects of Pandora – from product, business development and sales to public relations and human resources – is capped off with a session entitled Pandora Principles led by our chief executive officer, Joe Kennedy, and founder, Tim Westergren. This session on principles teaches incoming staff about the company’s values, culture and mission, and we believe it both motivates and helps guide our new team members. Among these principles are:

•	We value music and those who create it.

•	We are not the arbiter of cool.

•	Be smart, self-motivated and passionate in your work and hires.

•	Decisions are made with the best interest of Pandora in mind.

•	Treat each listener as an individual, spoken to as a friend.

We believe in hiring the best talent and empowering them to achieve. We believe this trust fosters innovation, encourages teamwork, cultivates creativity and promotes focus on execution and quick and efficient decision-making. We actively encourage our teams to work together in a non-hierarchical manner and to nurture openness, honesty, mutual respect and the pursuit of common goals.

A New Kind of Radio

The Pandora service allows listeners to seed personalized stations with artists, composers, songs and genres or choose stations organized by genre. Listeners can create up to 100 personalized stations and use our QuickMix combination feature to listen to two or more of their stations at one time. Beyond song delivery, listeners can discover more about the music they hear by researching song lyrics, reading the history of their favorite artists, viewing artist photos and buying albums and songs from Amazon or iTunes. Through our community social networking features, listeners can create and edit personal listener profile pages, connect with other listeners and their stations and provide and receive recommendations for songs, albums and artists. Our website is integrated with Facebook’s instant personalization capability, allowing our listeners to share their stations and music preferences with their Facebook friends and enabling us to make additional music recommendations.

We currently provide the Pandora service through two models:

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Free Service. Our free service is advertising-based and allows listeners access to our music and comedy catalogs and personalized playlist generating system for free across all of our delivery platforms. Listeners on traditional computers can access 40 hours of free music per month, after which they may pay a $0.99 fee to continue listening for that month. Listeners on other platforms have access to unlimited hours of free music and comedy.

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Pandora One. Our listeners can subscribe to Pandora One for $36 a year. Pandora One works with all of our delivery platforms and currently eliminates all external advertising from any device used to access our service. Pandora One allows unlimited listening time and provides access to higher quality 192 kbps audio on supported devices.

Advertising

Advertising Products

We offer a comprehensive suite of display, audio and video advertising products across our traditional computer, mobile and connected device platforms. Our advertising products allow advertisers to target and connect with listeners based on attributes including age, gender, zip code and content preferences.

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Display Advertising. Our display products offer advertisers opportunities to maximize exposure to our listeners through our service interface, which is divided between our tuner, containing our player and “now playing” information, and the information space surrounding our tuner. Our display ads include banner ads of various sizes and placements depending on listener interaction and advertiser-specific skins.

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Audio Advertising. Our audio advertising products allow custom audio messages to be delivered between songs during short ad interludes. Audio ads are available across all of our delivery platforms. On supported platforms, the audio ads can be accompanied by display and video ads to further enhance advertisers’ messages.

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Video Advertising. Our video advertising products allow delivery of rich branded messages to further engage listeners through in-banner click-initiated videos, videos that automatically play when a listener changes stations or skips a song and opt-in videos that pause the music and cover the tuner.

Our advertising strategy focuses on developing our core suite of display, audio and video advertising products and marketing these products to advertisers for delivery across both traditional computer, mobile and other connected device platforms. As listenership on our mobile platforms has grown more rapidly than on our other platforms, we have sought to improve our products for the mobile environment. For example, our introduction of audio ads was driven by the growth of mobile listenership. In addition, our banner advertising products for display on mobile devices include standard banner ads displayed on the Pandora app “now-playing” screen, “welcome” screen banners which are the first to display upon launch of the app, and other multi-functional banners of different shapes and sizes. Further, advertisers can create “drag-and-drop” stations where listeners select among branded icons and drag and drop the selected icon to automatically launch a station. We have also incorporated rich media touch screen initiated functionality, or “tap-to” technology, to enhance connections between our mobile listeners and advertisers. Tap-to functionality allows mobile listeners to expand banner ads, launch videos, receive advertiser emails, dial advertiser phone numbers, download applications and access links to advertiser websites, offering increased listener and advertiser engagement.

Our display, audio and video advertising products can be designed and modified by us and advertisers to create advertising campaigns tailored across all of our delivery platforms to fit specific advertiser needs. For example, our advertisers can create custom “branded” stations from our music library that can be accessed by our listeners, as well as engage listeners by allowing them to personalize the branded stations through listener-controlled variables.

Sales Organization

We organize our sales force into four teams focused on selling advertising across our traditional computer, mobile and other connected device platforms as follows:

•	our Premium Digital Team targets national brand advertisers in the display and rich media marketplace, selling display, audio and video advertising products;

•	our Audio Team targets broadcast radio advertisers, selling audio advertising products;

•	our Inside Sales Team targets small and medium size businesses and regional advertisers, selling display, audio and video advertising products; and

•	our Performance Team targets ad network and ad exchange relationships, selling unsold display, audio and video advertising products.

During fiscal 2009, 2010 and 2011 and the three months ended April 30, 2011, we generated approximately 94.4%, 90.9%, 86.6% and 85.5%, respectively, of our revenue from advertising. We generate a significant part of our mobile advertising revenue through the sale of ads sourced through ad networks. In fiscal 2010 and 2011 and the three months ended April 30, 2011, Google accounted for 11.4%, 6.3% and 2.3%, respectively, of our total revenue. Pursuant to our arrangements with Google, Google acts as an online advertising agency, delivering relevant ads on our unsold ad space across both our traditional computer and mobile platforms. Google maintains the direct relationships with the advertisers and ad networks, and we receive a portion of the revenue Google derives from these ads, generally earned on a cost-per-click basis. While these cost-per-click arrangements continue to apply unless terminated by either party, Google can terminate these agreements at will. If these agreements with Google are terminated, we may not be able to enter into agreements with alternative third-party ad providers on acceptable terms or on a timely basis or both.

Distributor Relationships

The Pandora service is available to listeners on mobile phones and consumer electronics devices through our third-party distribution partners. These third-party distribution partners incorporate our applications into smartphone application stores, aftermarket and factory-installed automobile entertainment consoles and other consumer electronics devices targeted for use in the home and on the go. We provide support to our distribution partners with implementation and integration of the Pandora service into their products.

We build and maintain the Pandora app for smartphones in-house, and we distribute those mobile apps free to listeners via smartphone app stores, such as the Android Market, Blackberry AppWorld and the iTunes Store. Such smartphone app distribution is governed by the standard licenses provided with those app distribution platforms. In the case of most other consumer electronics devices, third-party distribution partners typically enter into standard form licensing agreements with us. These agreements contain product use restrictions, support obligations and other terms and conditions and typically provide limited non-exclusive, non-transferable rights to enable end-users to use Pandora apps that are developed by those third parties for their devices. We do not derive revenue from our arrangements with our distribution partners. Our third-party distribution partners can typically terminate their agreements at will with little or no notice. Expected third-party distribution partner arrangements may not materialize or may be altered as a result of changes in business needs.

We have also developed relationships with major automobile manufacturers and their suppliers to integrate the Pandora service into current and future automotive sound systems. Our arrangements typically provide non-exclusive and non-transferable licenses to third parties to develop and implement technologies that enable listeners to listen to the Pandora service through their automotive sound system. Generally, these arrangements are short term or terminable at will by either party upon written notice. We do not derive any revenue from our relationships with such automobile manufacturers and suppliers.

Our Technologies

Music Genome Project

The Music Genome Project is the foundation of our personalized playlist generating system and has been built by our music analysts to select songs tailored to an individual’s music tastes. Conceived in 2000 by our founder, musicians and music-loving technologists, the Music Genome Project was intended to create a new taxonomy of musical identity aimed at the essence of musical experience. We built the Music Genome Project’s database one song at time, evaluating and cataloging each song’s particular attributes. In 2004, we saw opportunities for the Music Genome Project’s song selection technology as a consumer facing technology to enhance listeners’ enjoyment of music through internet radio, and in 2005 we launched the Pandora service.

The Music Genome Project is a core element that enables us to deliver a superior personalized radio experience. Our music catalog currently consists of over 800,000 uniquely analyzed songs from over 80,000 artists, spanning over 240 genres ranging from classical, jazz, rock, pop, and hip hop to post punk, celtic and flamenco. We assemble our musical catalog with an eye towards both well-known and little-known music and actively evaluate listener suggestions and independent submissions. Music is assessed on the basis of value to our catalog and we do not accept money from artists or their representatives.

Once we select music to become part of our catalog, our music analysts genotype it by examining up to 450 attributes including objectively observable metrics such as tone and tempo, as well as subjective characteristics, such as lyrics, vocal texture, and emotional intensity. We employ rigorous hiring and training standards for selecting our music analysts, who typically have four-year degrees in music theory, composition or performance, and we provide them with intensive training in the Music Genome Project’s precise methodology.

Comedy Genome Project

Our Comedy Genome Project leverages similar technology to the technology underlying the Music Genome Project, allowing a listener to choose a favorite comedian or a genre as a seed to start a station and then give feedback to personalize that station. Our comedy collection includes content from more than 700 comedians with more than 10,000 tracks.

Our Other Core Innovations

In addition to the Music Genome Project, we have developed other proprietary technologies to improve delivery of the Pandora service, enhance the listener experience and expand our reach. Our other core innovations include:

Playlist Generating Algorithms. We have developed complex mathematical algorithms that determine which songs play and in what order on each personalized station. Developed over the course of the last six years, these algorithms combine the Music Genome Project with the individual and collective feedback we receive from our listeners in order to deliver a personalized listening experience. Since the launch of the Pandora service, we have collected over ten billion thumbs, helping us play the right song for every single individual and helping musicians reach their audiences.

Pandora User Experience. We have invested in ways to enable our listeners to play music they love as quickly as possible. To this end, we have developed a number of innovative approaches, including our autocomplete station creation feature, which predicts and generates a list of the most likely musical starting points as a listener begins to enter a favorite station, song or artist.

Pandora Streaming Network. We have developed our own infrastructure for streaming music content to a diverse network of devices and destinations. Our streaming network is hosted from Pandora owned and operated infrastructure in data centers across the country. This network has allowed us to deliver a high quality streaming experience to a broad collection of devices at significant cost savings relative to outsourced third-party solutions.

Pandora Mobile Streaming. We have designed a sophisticated system for streaming music content to mobile devices. This system involves a combination of music coding programs that are optimized for mobile devices as well as algorithms designed to address the intricacies of reliable delivery over diverse mobile network technologies. For example, these algorithms are designed to maintain a continuous stream to a listener even in circumstances where the mobile data network may be unreliable.

Automotive Protocol. We have developed an Automotive Protocol to facilitate increased availability of the Pandora service in automobiles. Through the Automotive Protocol, automobile manufacturers, their suppliers and makers of aftermarket audio systems can easily connect dash-mounted interface elements to the Pandora app running on a smartphone. This allows us to deliver the Pandora service to listeners via their existing smartphone, while leveraging the automobile itself for application command, display and control functionalities.

Pandora API. As part of our effort to make the Pandora service available everywhere our listeners want it, we have developed an application programming interface, which we call the Pandora API. Through our partnerships with manufacturers of consumer electronics products, we have used this technology to bring the Pandora experience to connected devices throughout the home.

Competition

Competition for Listeners

We compete for the time and attention of our listeners with other content providers on the basis of a number of factors, including quality of experience, relevance, acceptance and diversity of content, ease of use, price, accessibility, perceptions of ad load and brand awareness and reputation. We also compete for listeners on the basis of our presence and visibility as compared with other providers that deliver content through the internet, mobile devices and consumer products.

We believe that we compete favorably on these factors as the Pandora service creates a unique experience for our listeners that is easy, accessible, personalized and full of discovery. We offer our service at no cost or through a low cost subscription plan, and our presence is highly visible in mobile application stores and increasing in other consumer electronics products. However, many of our current and potential future competitors enjoy substantial competitive advantages, such as greater name recognition, longer operating histories and larger marketing budgets, as well as substantially greater financial, technical and other resources.

Our competitors include:

Other Radio Providers. We compete for listeners with other broadcast radio providers, including terrestrial radio providers such as Clear Channel and CBS and satellite radio providers such as Sirius XM. Many broadcast radio companies own large numbers of radio stations or other media properties. Many terrestrial radio stations have begun broadcasting digital signals, which provide high quality audio transmission. In addition, unlike the emerging internet radio market, terrestrial and satellite radio providers, as aggregate entities of their subsidiary providers, generally enjoy larger established audiences and longer operating histories. Broadcast radio pays no royalties for its use of sound recordings and satellite radio pays a much lower percentage of revenue, currently 7.25%, than internet radio providers for use of sound recordings, giving broadcast and satellite radio companies a significant cost advantage. We also compete directly with other emerging pure play online radio providers such as iheartradio, Last.fm and Slacker Personal Radio and we could face additional competition if known incumbents in the digital media space such as Apple, Amazon or Google choose to enter the internet radio market.

Other Audio Entertainment Providers. We face competition from providers of alternative forms of audio content and pre-recorded entertainment, such as Apple’s iTunes Music Store, Amazon, online subscription on-demand music providers such as RDIO or Rhapsody, as well as potential market entrants like Spotify, which provide audio content that can be directly selected, streamed or purchased, and played in automobiles and homes, using portable players, mobile phones and other wireless devices. The audio entertainment marketplace continues to rapidly evolve, providing our listeners with a growing number of alternatives and new media platforms.

Other Forms of Media. We compete more broadly for the time and attention of our listeners with providers of other forms of in-home and mobile entertainment. To the extent existing or potential listeners choose to watch cable television, stream video from on-demand services such as Hulu, VEVO or YouTube or play interactive video games on their home-entertainment system, computer or mobile phone rather than listen to the Pandora service, these content services pose a competitive threat.

Competition for Advertisers

We compete for a share of our advertising customers’ overall marketing budgets with other content providers on the basis of a number of factors, including perceived return on investment, effectiveness and relevance of our advertising products, pricing structure, and ability to deliver large volumes or precise types of ads to targeted demographics. We believe that our ability to deliver targeted and relevant ads across a wide range of platforms allows us to compete favorably on the basis of these factors and justify a profitable pricing structure. However, the market for online advertising solutions is intensely competitive and rapidly changing, and with the introduction of new technologies and market entrants, we expect competition to intensify in the future.

Our competitors include:

Other Internet Companies. The market for online advertising is becoming increasingly competitive as advertisers are allocating increasing amounts of their overall marketing budgets to web-based advertising. We compete for online advertisers with other internet companies, including major internet portals, search engine companies and social media sites. Large internet companies with greater brand recognition, such as Facebook, Google, MSN and Yahoo! have large direct sales staffs, substantial proprietary advertising technology, and extensive web traffic, and consequently enjoy significant competitive advantages.

Broadcast Radio. Terrestrial broadcast and to a lesser extent satellite radio are a significant source of competition for advertising dollars. These radio providers deliver ads across platforms more familiar to advertisers and advertisers may be reluctant to migrate advertising dollars to our internet-based platform.

Other Traditional Media Providers. More broadly, we compete for advertising dollars with other traditional media companies in television and print, such as ABC, CBS, FOX and NBC, cable television channel providers, national newspapers such as The New York Times and the Wall Street Journal and some regional newspapers. These traditional outlets present us with a number of competitive challenges in attracting advertisers, including large established audiences, longer operating histories, greater brand recognition and a growing presence on the internet.

Content, Copyrights and Royalties

To secure the rights to stream music content over the internet, we must obtain licenses from, and pay royalties to, copyright owners of both sound recordings and musical compositions. These royalty and licensing arrangements strongly influence our business operations. In May 2011, we started streaming spoken word comedy content, for which the underlying literary works are not currently entitled to eligibility for licensing by any performing rights organization for the United States. Rather, pursuant to industry-wide custom and practice, this content is performed absent a specific license from any such performing rights organization. We do, however, obtain licenses to stream the sound recordings of comedy content under federal statutory licenses as more fully described under the section captioned “Sound Recordings” below, which in some instances we have opted to augment with direct agreements with the licensors of such sound recordings.

Sound Recordings

Our largest royalty expense arises from our use of sound recordings. We obtain performance rights licenses and pay performance rights royalties to the copyright owners of sound recordings, typically performing artists and recording companies, pursuant to the Digital Millennium Copyright Act of 1998, or the DMCA. Under federal statutory licenses created by the Digital Performance Right in Sound Recordings Act of 1995, or DPRA, and DMCA, we are permitted to stream any lawfully released sound recordings and to make reproductions of these recordings on our computer servers, without having to separately negotiate and obtain direct licenses with each individual copyright owner. These statutory licenses are granted to us on the condition that we operate in compliance with the rules of statutory licenses and pay the applicable royalty rates to SoundExchange, the non-profit organization designated by the CRB, to collect and distribute royalties under these statutory licenses. We believe we are not an “interactive service” as defined in the U.S. Copyright Act. As a non-interactive service, we are not allowed to stream a particular song “on-demand” and are otherwise obliged to limit the ways in which we stream music to our listeners. As such we are required, among other things, to restrict the number of songs that are played on a particular station from a particular artist or album within certain time periods.

The rates we pay to SoundExchange for non-interactive streaming of sound recordings pursuant to these licenses are privately negotiated or set by the CRB. In 2007, the CRB set royalty rates for non-interactive, online streaming of music that were extremely high. In response to the lobbying efforts of internet webcasters, including Pandora, Congress passed the Webcaster Settlement Acts of 2008 and 2009, which permitted webcasters to negotiate alternative royalty rates directly with SoundExchange outside of the scope of the CRB process. In July

2009, certain webcasters reached a settlement agreement with SoundExchange establishing a royalty structure more favorable to us that by its terms will apply through 2015. This settlement agreement is commonly known as the “Pureplay Settlement.” Once the rates and terms of the Pureplay Settlement came into effect in July 2009, any qualifying commercial webcaster could elect to avail itself of those rates and terms by filing an initial notice, followed by annual notices, of election with SoundExchange through 2015. In July 2009, we elected to be subject to the Pureplay Settlement and have timely filed notices of election with SoundExchange for 2010 and 2011. We currently intend to continue to make such elections through 2015.

The table below sets forth the per performance rates for the years 2011 to 2015 (1) as established by the CRB, which we have opted out of, (2) under the Pureplay Settlement applicable to our non-subscription, ad-supported service and (3) under the Pureplay Settlement applicable to our subscription service.

Year	CRB Rate	Pureplay Rate (non-subscription)*	Pureplay Rate (subscription)
2011	$0.00190	$0.00102	$0.00170
2012	0.00210	0.00110	0.00200
2013	0.00210	0.00120	0.00220
2014	0.00230	0.00130	0.00230
2015	0.00230	0.00140	0.00250

* The rate applicable to our non-subscription service is the greater of the per performance rates set forth in this column and 25% of our U.S. gross revenue.

As reflected in the table above, we currently pay per-performance rates for streaming of sound recordings via our Pandora One subscription service that are higher than the per-performance rates for our free, non-subscription service. In addition, there is no limit on the number of hours that a Pandora One subscriber can use our service. As a result of these two factors, we may incur higher royalty expenses to SoundExchange for a listener that subscribes to Pandora One as compared to a listener that uses our free, non-subscription service, even if both listeners listen for the same amount of time.

Proceedings to establish rates that will be applicable to our service after 2015, known as Webcasting IV proceedings, are expected to commence in January of 2014. While we did not participate in the prior proceedings to establish royalty rates for non-interactive webcasting services, we currently expect to participate in the Webcasting IV proceedings. At that time, webcasters, including us, will have the opportunity to enter into voluntary settlement negotiations with SoundExchange, and failing that, will participate in formal hearings before the CRB to establish rates.

We believe that our participation in the Webcasting IV proceedings as a mature player in an industry that will have evolved significantly since the prior proceedings may enhance our ability to negotiate rates on economically favorable terms. However, if we are unable to successfully negotiate the rates to be paid by us for the 2016-2020 period, we will be forced to litigate those rates before the CRB. Any such litigation would be costly, and the outcome of such litigation would be uncertain. If the Webcasting IV proceedings establish rates applicable to us that represent incremental increases in the per performance rates set forth as “CRB Rates” in the table above for the 2016-2020 period and there is no percentage of revenue option available to us, then our content acquisition expenses could substantially increase, which could materially and adversely affect our operating results. For additional details on risks related to the rate-setting process, please refer to “Risk Factors –Risks Related to Our Business – We operate under statutory licensing structures…”. We are unable to estimate the direct and indirect costs of participating in the Webcaster IV proceedings, but we expect those costs to be significant.

The existing laws and regulations governing performance royalties applicable to commercial webcasters are potentially subject to change. For example, there is no guarantee that the royalty structure that emerged from the Pureplay Settlement will be available upon its expiration. In addition, performers and owners of sound recordings are seeking compensation for the public performance of sound recordings from terrestrial broadcasters who are not currently required to pay royalties for non-subscription broadcast transmissions. If these performers and owners are successful, terrestrial radio broadcasters will, for the first time, be subject to payment of sound recording performance royalties, a development that could potentially have a positive impact on our ability to compete with terrestrial radio broadcasters. Further, the Copyright Office has solicited comments from the public with respect to whether sound recordings released in the United States prior to January 1972 (the time at which federal copyright protection was first afforded to sound recordings), should be covered under federal copyright law, although we would not expect this potential change to have a material impact on our business, financial condition or results of operations. We are not aware of any other proposed or pending changes to laws and regulations relating to performance royalties applicable to commercial webcasters such as us.

Musical Compositions

We also incur royalty expenses from our use of musical compositions embodied in sound recordings, with respect to which we must license performance rights and pay performance rights royalties to, copyright owners of those musical compositions (typically, songwriters and music publishers). These royalties are less than what we pay for sound recording rights. Copyright owners of musical compositions most often rely on intermediaries known as performance rights organizations to negotiate so-called “blanket” licenses with copyright users, collect royalties under such licenses and distribute them to copyright owners. We have obtained public performance licenses from, and pay license fees to, the three major performance rights organizations in the United States known as the American Society of Composers, Authors and Publishers, or ASCAP, Broadcast Music, Inc., or BMI and SESAC, Inc., or SESAC.

We currently operate under agreements with BMI and SESAC. Each of these agreements automatically renew, but are subject to termination by either party in accordance with their terms at the end of each calendar year, with respect to BMI, and at the end of each yearly term, with respect to SESAC. The current rate that we pay under our negotiated agreement with BMI is calculated on a percentage of revenue basis of 1.75% multiplied by our gross revenue. The current rate that we pay under our negotiated agreement with SESAC is based on the same gross revenue calculation but at a rate of 0.38%. There is no guarantee that the licenses and associated royalty rates available to us now with respect to BMI and SESAC will be available to us in the future, although BMI, pursuant to a consent decree entered into with the U.S. Department of Justice, cannot refuse to grant us a license for our service and any dispute over royalties will be adjudicated by a federal rate court in U.S. District Court for the Southern District of New York.

In October of 2010, we elected to terminate our agreement with ASCAP as of December 31, 2010 because we believe that royalty rates sought by ASCAP are excessive. Notwithstanding our termination of the agreement, we continue to have a license for musical works administered by ASCAP pursuant to the provisions of a consent decree. The ASCAP consent decree established a rate court in the U.S. District Court for the Southern District of New York. The rates to be paid by us will be set either by mutual agreement between us and ASCAP, or by a ruling from the ASCAP rate court. Pending a final determination of new rates, we will account to ASCAP on an interim basis at reasonable royalty rates to be established either by mutual agreement or by the ASCAP rate court. If either we or ASCAP request that the rate court determine our royalty rate, rate court proceedings could take years to complete and be very costly, and there would be no guarantee that the rate court would establish royalty rates more favorable to us than those we previously paid pursuant to our license agreement with ASCAP.

In May 2011, EMI Music Publishing, or EMI, announced its decision to withdraw certain licensing rights from ASCAP that EMI had previously authorized ASCAP to manage on its behalf. As a result, ASCAP may no longer be able to license the webcasting of songs from EMI’s catalog of musical compositions, and digital music webcasters, such as Pandora, who were previously able to secure licenses from ASCAP for EMI musical compositions, may now have to enter into direct licensing arrangements with EMI. It is currently unclear what specific effect EMI’s limited withdrawal from ASCAP will have on us, or whether other publishers may also choose to withdraw all or a portion of their catalogs from the collection of musical compositions that ASCAP has the authority to license.

Non-U.S. Licensing Regimes

In addition to the copyright and licensing arrangements described above for our use of sound recordings and musical compositions in the United States, other countries have various copyright and licensing regimes, including in some cases performance-rights organizations and copyright collection societies from which licenses must be obtained. However, as yet, economically suitable licensing arrangements have not been available to us.

Privacy

Government Regulation

As a company conducting business on the internet, we are subject to a number of foreign and domestic laws and regulations relating to information security, data protection and privacy, among other things. Many of these laws and regulations are still evolving and could be interpreted in ways that could harm our business. In the area of information security and data protection, the laws in several states require companies to implement specific information security controls to protect certain types of personally identifiable information. Likewise, all but a few states have laws in place requiring companies to notify users if there is a security breach that compromises certain categories of their personally identifiable information. Any failure on our part to comply with these laws may subject us to significant liabilities.

We are also subject to federal and state laws regarding privacy of listener data. Our privacy policy and terms of use describe our practices concerning the use, transmission and disclosure of listener information and are posted on our website. Any failure to comply with our posted privacy policy or privacy-related laws and regulations could result in proceedings against us by governmental authorities or others, which could harm our business. Further, any failure by us to adequately protect the privacy or security of our listeners’ information could result in a loss of confidence in our service among existing and potential listeners, and ultimately, in a loss of listeners and advertising customers, which could adversely affect our business.

Privacy Policy

We collect and use certain types of information from our listeners in accordance with the privacy policy that is posted on our website. We collect personally identifiable information directly from listeners when they register to use our service, fill out their listener profiles, post comments, use our service’s social networking features, participate in polls and contests and sign up to receive email newsletters. We may also obtain information about our listeners from other listeners and third parties. Our policy is to use the collected information to customize and personalize advertising and content for listeners and to enhance the listener experience when using our service.

We also use automated data collection technology, such as tracking cookies, to collect non-personally identifiable information in order to provide artists appropriate royalties and help us track listener interactions with our service. Third-party advertisers and service partners may also use tracking technologies in order to collect non-personally identifiable information regarding use of our platforms. We make privacy controls available to our listeners to allow them to control whether certain information that they post on their profile pages is visible to other listeners and to the public. Even where these settings are exercised, a listener’s stations remain searchable, including by the listener’s email address.

We have implemented commercially reasonable physical and electronic security measures to protect against the loss, misuse, and alteration of personally identifiable information. No security measures are perfect or impenetrable, and we may be unable to anticipate or prevent unauthorized access to our listeners’ personally identifiable information.

Intellectual Property

Our success depends upon our ability to protect our technologies and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including trade secrets, patents, copyrights and trademarks, as well as contractual restrictions. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and we control access to and distribution of our proprietary information.

We have one issued patent and two patent applications pending in the United States. We do not intend to pursue patent coverage in additional countries at this time, but may in the future to the extent we believe such coverage is appropriate and cost effective.

Our registered trademarks in the United States include “Pandora” and the “Music Genome Project.” “Pandora” is also registered in other countries. “Music Genome Project” is also registered in China. We have filed other trademark applications in the United States and in certain other countries, including applications for Pandora logos.

We are the registrant of the internet domain name for our website, www.pandora.com, as well as www.pandora.cn, pandora.co.uk, pandora.de, among others. We own rights to proprietary processes and trade secrets, including those underlying the Pandora service.

In addition to the foregoing protections, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners.

Employees

As of April 30, 2011, we had 359 employees. None of our employees are covered by collective bargaining agreements, and we consider our relations with our employees to be good.

Facilities & Operations

Our principal executive offices are located in Oakland, California in a 24,451-square-foot facility, under a lease expiring on September 30, 2016. We also have regional offices in Chicago, Illinois; Santa Monica, California; and New York, New York.

Our primary data center is hosted by Equinix, a leading provider of hosting services, in Santa Clara, California, and is designed to be fault tolerant. Backup systems in California and Virginia can be brought online in the event of a failure at the primary data center. The backup sites enable additional fault tolerance and will support our continued growth.

The data centers host the Pandora.com website and intranet applications that are used to manage the website content. The websites are designed to be fault-tolerant, with a collection of identical web servers connecting to an enterprise database. The design also includes load balancers, firewalls and routers that connect the components and provide connections to the internet. The failure of any individual component is not expected to affect the overall availability of our website.

Legal Proceedings

Between December 2010 and February 2011, three putative class action lawsuits were filed against us in the U.S. District Court for the Northern District of California, alleging that we, along with other defendant corporations, unlawfully accessed and transmitted personally identifiable information of the plaintiffs in connection with their use of iPhone and iPad applications, and seeking damages and injunctive relief. These three cases were subsequently consolidated into one matter, In re iPhone Application, and Pandora was not named as a defendant in the amended consolidated complaint, although we are still subject to discovery requests.

On December 30, 2010, a similar putative class action suit was filed in the Superior Court of the Province of Quebec, District of Montreal, Canada.

On January 7, 2011, a putative class action lawsuit was filed against us in the Circuit Court of Washington County, Arkansas, seeking damages for the alleged unauthorized access and use of plaintiffs’ computers through the placement of embedded Adobe Flash cookies.

In March and April 2011, five putative class action lawsuits were filed against us in the U.S. District Courts for the Southern District of New York, the District of Alabama, the Central District of California, and the District of Puerto Rico alleging that we, along with other defendant corporations, unlawfully accessed and transmitted personally identifiable information of the plaintiffs in connection with their use of iPhone and iPad applications, and seeking damages and injunctive relief.

Each of these cases is at an early stage and we have not had time to fully investigate the allegations. However, we currently believe that we have substantial and meritorious defenses to these claims and intend to vigorously defend our position.

In May 2011, a putative class action lawsuit was filed in the United States District Court for the Middle District of Florida against Google, Inc. We are not a named as a defendant in the caption of the complaint, but are identified as the named representative of a defendant class. The complaint alleges that the defendant class created, collected or transferred user location data or other sensitive user information to Google and seeks damages and injunctive relief. The complaint has not been served upon Pandora.

On April 9, 2009, a lawsuit was filed against us by Zamora Radio LLC in the U.S. District Court for the Southern District of Florida, Miami Division, alleging that we, along with other defendants, infringe a Zamora patent and seeking injunctive relief and monetary damages. We filed a motion for summary judgment of no infringement on April 22, 2010, which the court granted on November 5, 2010. Zamora has indicated that it will appeal; however, a judgment adjudicating all the claims with respect to all the parties has not yet been entered because a single defendant’s motion to dismiss remains pending.

In April 2011, Augme Technologies, Inc. filed a complaint in the United States District Court for the District of Delaware against us alleging patent infringement. The complaint alleges that Pandora infringes an Augme patent and seeks injunctive relief and monetary damages. We have obtained an extension of time to respond to the complaint and are currently investigating Augme’s allegations. We currently believe that we have substantial and meritorious defenses to these claims and intend to vigorously defend our position.

The outcome of any litigation is inherently uncertain and there can be no assurance that the outcome of each case or the costs of litigation, regardless of outcome, will not have a material adverse effect on our business. In addition, the privacy lawsuits include allegations of violations of criminal statutes, and if we were found liable, there would be additional risk of criminal penalties.

We are also subject to various other legal proceedings and claims arising in the ordinary course of business. Although occasional adverse decisions or settlements may occur, management believes that the final disposition of such matters will not have a material adverse effect on our business, financial position, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers, directors and key employees as of June 2, 2011:

Name	Age	Position

Joseph Kennedy	51	Chief Executive Officer, President and Chairman of the Board

Steven Cakebread	59	Chief Financial Officer

Thomas Conrad	41	Chief Technical Officer and Executive Vice President, Product

Delida Costin	41	General Counsel and Secretary

Peter Ekman	45	Vice President, Human Resources

Jessica Steel	37	Executive Vice President, Business and Corporate Development

John Trimble	47	Chief Revenue Officer

Tim Westergren	45	Chief Strategy Officer and Director

Peter Chernin	60	Director

James M. P. Feuille	53	Director

Peter Gotcher	51	Director

Robert Kavner	67	Director (Lead Independent Director)

Larry Marcus (1)	46	Director

Barry McCarthy	57	Director

David Sze	45	Director

(1)	Mr. Marcus has submitted a conditional resignation from our board of directors, effective immediately prior to and contingent upon the closing of this offering.

Executive Officers and Key Employees

Joseph Kennedy has served as our chief executive officer and president, as well as a member of our board of directors, since July 2004 and as chairman of our board of directors since August 2005. From 1999 to 2004, Mr. Kennedy served as president and chief operating officer of E-LOAN, an online financial services company. Prior to that, Mr. Kennedy served in various positions in sales and marketing at Saturn Corporation, an automobile manufacturer, most recently as the vice president of sales, service and marketing from 1995 to 1999. Mr. Kennedy holds a Bachelor of Science degree in electrical engineering and computer science from Princeton University and a Master of Business Administration from Harvard Business School. We believe that Mr. Kennedy is qualified to serve on our board of directors due to the perspective, experience and operational expertise he brings as our chief executive officer and his background in the internet industry.

Steven Cakebread has served as our chief financial officer since March 2010. Prior to joining us, Mr. Cakebread served as the senior vice president, chief financial officer and chief administrative officer at Xactly Corporation, a provider of on-demand sales performance management software, from February 2009 to August 2009, where he was responsible for financial operations, legal, information technology, facilities and human resources. From February 2008 to January 2009, Mr. Cakebread served as the president and chief strategy officer of salesforce.com, a customer relationship management service provider, and as executive vice president and chief financial officer of salesforce.com from May 2002 to February 2008. In his various positions at salesforce.com, Mr. Cakebread was responsible for managing the company’s global financial staff and initiatives and evaluating its software service deliverability. From April 1997 to April 2002, Mr. Cakebread served as senior vice president and chief financial officer at Autodesk, a software company. From April 1992 to April 1997, he was vice president of finance for Silicon Graphics World Trade, a subsidiary of a high-performance computing and data management company. Mr. Cakebread currently serves on the boards of directors of eHealth, SolarWinds and ServiceSource. Mr. Cakebread holds a Bachelor of Science degree in business from the University of California at Berkeley and a Master of Business Administration from Indiana University.

Thomas Conrad has served as our executive vice president of product since December 2010, as our chief technical officer from August 2004 and as our vice president of engineering from June 2004 to August 2004. From December 2000 to June 2004, Mr. Conrad was the vice president of engineering at Kenamea, an enterprise software company. Prior to joining us, Mr. Conrad also held various engineering management positions at several software companies, including Pets.com, Documentum, Relevance Technologies, Berkeley Systems and Apple. Mr. Conrad holds a Bachelor of Science degree in computer engineering from the University of Michigan.

Delida Costin has served as our general counsel and secretary since April 2010. From 2007 to 2010, Ms. Costin maintained a private legal practice, where she worked with public and private companies in the San Francisco Bay Area, including companies in the digital media space. During this period, Ms. Costin also served as an Axiom Attorney at Axiom Global. From 2000 to 2006, Ms. Costin served as assistant general counsel, and from 2006 to 2007 as vice president and assistant general counsel at CNET Networks, a media company, where she focused on legal issues relating to the digital media industry. Prior to that, Ms. Costin was an associate at the law firms of Goodwin Procter and Pillsbury Winthrop Shaw Pittman. During her years of legal practice, Ms. Costin has advised on issues related to compliance, securities law, digital media, privacy, data protection and online advertising. Ms. Costin holds a Juris Doctor degree from Boston University School of Law and a Bachelor of Arts degree from Northwestern University.

Peter Ekman has served as our vice president of human resources since November 2008. Prior to joining us, Mr. Ekman was the director of human resources for StubHub, an online marketplace for event tickets, from 2006 to 2008, where he was responsible for all human resources aspects of the company prior to its acquisition by eBay. From 1999 to 2004, Mr. Ekman was the vice president of human resources at Digital Island, a managed hosting and network services organization, where he was responsible for creating a global human resources group to support the rapid growth of the business. Prior to that, Mr. Ekman served in various positions at Network Equipment Technologies, a global network equipment manufacturer, most recently as director of corporate human resources. Mr. Ekman holds a Bachelor of Science degree in managerial economics from the University of California at Davis.

Jessica Steel has served as our executive vice president of business and corporate development since December 2010, as our senior vice president of business development from January 2008 to December 2010 and as our vice president of business development from June 2004 to January 2008. Prior to joining us, Ms. Steel led business development efforts for the international division of Overture Services, a provider of internet commercial search services that was acquired by Yahoo! during Ms. Steel’s tenure. Ms. Steel also previously worked as an international project manager for Fannie Mae. Ms. Steel holds a Bachelor of Arts degree from the University of Pennsylvania and a Master of Science degree from the London School of Economics.

John Trimble has served as our chief revenue officer since March 2009. Prior to joining us, Mr. Trimble was the executive vice president of sales at Glam Media, a media company, from 2007 to 2009, where he was responsible for overseeing advertising sales to new audiences and markets. From 2002 to 2007, Mr. Trimble served as senior vice president of advertising sales for Fox Interactive Media, a provider of internet media management and content broadcasting services, where he was responsible for managing sales initiatives and driving advertising revenue for various Fox online media properties, including MySpace.com, IGN.com, FoxSports.com and AmericanIdol.com. Prior to that, Mr. Trimble also served as director of sales for the Sports Illustrated website, SI.com, and as vice president of sales for Phase2 Media, a men’s vertical advertising network. Mr. Trimble holds a Bachelor of Arts degree in political science from St. Lawrence University.

Tim Westergren, one of our founders, served as our chief creative officer and treasurer from February 2000 to May 2002, and as our chief executive officer and president from May 2002 to July 2004, when he assumed his current role as our chief strategy officer. He has served as a member of our board of directors from the company’s inception. Prior to founding our company, Mr. Westergren worked as an independent musician, composer and record producer and has over 20 years of experience in the music industry. Mr. Westergren holds a Bachelor of Arts degree from Stanford University, where he studied computer acoustics and recording technology. We believe that Mr. Westergren is qualified to serve on our board of directors based on his historic knowledge of our company as one of our founders, the continuity he provides on our board of directors, his strategic vision for Pandora and his background in technology and music.

Nonemployee Directors

Peter Chernin has served on our board of directors since January 2011. Mr. Chernin currently owns and runs Chernin Entertainment, which produces motion pictures and television programs, and The Chernin Group, which pursues strategic opportunities in media, technology and entertainment. From 1996 to 2009, Mr. Chernin held various positions at News Corporation, most recently as president and chief operating officer, and as chairman and chief executive officer of Fox Entertainment Group, a subsidiary of News Corporation, where he oversaw the global operations of the company’s film, television, satellite, cable and digital media businesses. Prior to that, Mr. Chernin headed Twentieth Century Fox Filmed Entertainment and, earlier, the Fox Broadcasting Company. Prior to joining News Corporation, Mr. Chernin served as president and chief operating officer of Lorimar Film Entertainment, a television production company. Mr. Chernin currently serves on the board of directors of American Express, a diversified financial services company, and has previously served on the boards of directors of various companies in the media industry, including News Corporation, Fox Entertainment Group, Gemstar-TV Guide International and DIRECTV. Mr. Chernin holds a Bachelor of Arts in English Literature from the University of California at Berkeley. We believe that Mr. Chernin is qualified to serve on our board of directors due to his operating and management experience at a global media corporation, his expertise in online and mobile markets and other new technologies, and his service on the boards of directors of a range of public and private companies.

James M. P. Feuille has served on our board of directors since October 2005. Mr. Feuille currently serves as a general partner with Crosslink Capital, an investment and venture capital management company, where he focuses on investments in digital media, internet services, and software and business services. Mr. Feuille has been affiliated with Crosslink Capital since November 2002 and has been a general partner since January 2005. Prior to joining Crosslink Capital, Mr. Feuille served as global head of technology investment banking at UBS Warburg, a business group of a global financial services firm, chief operating officer at Volpe Brown Whelan & Company, and head of technology investment banking at Robertson Stephens & Company. Mr. Feuille currently serves on the boards of directors of a number of privately-held companies. Mr. Feuille holds a Bachelor of Arts degree in Chemistry from Dartmouth College and a Juris Doctor degree and a Master of Business Administration from Stanford University. We believe that Mr. Feuille is qualified to serve on our board of directors due to his experience with the venture capital industry and a wide variety of internet and technology companies, as well as the perspective he brings as an affiliate of one of our major stockholders.

Peter Gotcher has served on our board of directors since September 2005. Mr. Gotcher is an independent private investor focusing on investments in digital media technology companies. Mr. Gotcher was a venture partner with Redpoint Ventures, a private investment firm from September 1999 to June 2002. Prior to that, Mr. Gotcher was a venture partner with Institutional Venture Partners, a private investment firm, from 1997 to September 1999. Mr. Gotcher founded Digidesign, a manufacturer of digital audio workstations, and served as its president, chief executive officer and chairman of the board of directors of from 1984 to 1995. Digidesign was acquired by Avid Technology, a media software company, in 1995 and Mr. Gotcher served as the general manager of Digidesign and executive vice president of Avid Technology from January 1995 to May 1996. Mr. Gotcher currently serves as executive chairman of the board of directors of Dolby Laboratories and serves on the boards of directors of a number of privately-held companies. Mr. Gotcher holds a Bachelor of Arts degree in

English literature from the University of California at Berkeley. We believe that Mr. Gotcher should serve on our board of directors due to his broad understanding of the operational, financial and strategic issues facing public companies and his background providing guidance and counsel to companies in the digital media industry.

Robert Kavner has served on our board of directors since March 2004 and lead independent director since March 2010. Since 1995, Mr. Kavner has been an independent venture capital investor focusing on investments in technology companies. From January 1996 through December 1998, Mr. Kavner served as president and chief executive officer of On Command Corporation, a provider of on-demand video systems for the hospitality industry. From 1984 to 1994, Mr. Kavner held several senior management positions at AT&T, a provider of telecommunications services, including senior vice president, chief financial officer and chief executive officer of Multimedia Products and Services Group and chairman of AT&T Venture Capital Group. Mr. Kavner also served as a member of AT&T’s executive committee. Mr. Kavner served on the board of directors of Earthlink, an internet service provider, from 2001 to 2008, and currently serves on the boards of directors of a number of privately-held companies. Prior to joining AT&T, Mr. Kavner was a partner of PricewaterhouseCoopers. Mr. Kavner received a Bachelor of Arts degree in business management from Adelphi University. We believe that Mr. Kavner is qualified to serve on our board of directors due to his extensive background in and experience with technology companies, his service on the boards of directors of a range of public and private companies and his background in public accounting.

Larry Marcus has served on our board of directors since March 2004. Mr. Marcus is a managing director at Walden Venture Capital, a San Francisco based venture capital firm that focuses on “Sprout Stage” investments with mass-market potential in the digital media and technology enabled services sectors. Prior to joining Walden, Mr. Marcus was a digital media sell-side equity research analyst at Deutsche Bank Alex Brown. Mr. Marcus’ prior experience includes Robertson Stephens & Company, Digidesign and General Management in computer services retail. Mr. Marcus currently serves on the boards of directors of a number of privately-held companies. Mr. Marcus holds a Bachelor of Arts degree and a Master of Business Administration from the University of California at Berkeley. We believe that Mr. Marcus has been a valuable member of our board of directors due to his experience analyzing, investing in and serving on the boards of directors of other digital media and technology companies.

Barry McCarthy has served on our board of directors since January 2011. Mr. McCarthy is currently a venture partner at Technology Crossover Ventures, a venture capital firm that focuses on information technology. Prior to joining Technology Crossover Ventures, Mr. McCarthy served as the chief financial officer of Netflix, an on-demand online video rental and streaming service, from April 1999 to December 2010 and as its secretary from May 1999 to June 2007. From January 1993 to December 1999, Mr. McCarthy was senior vice president and chief financial officer of Music Choice, a music programming service distributed over direct broadcast satellite and cable systems. From June 1990 to December 1992, Mr. McCarthy was managing partner of BMP Partners, a financial consulting and advisory firm. From 1982 to 1990, Mr. McCarthy was an associate, vice president and director with Credit Suisse First Boston, an investment banking firm. McCarthy currently serves on the boards of directors of several privately held companies. Mr. McCarthy holds a Bachelor of Arts degree from Williams College and a Master of Business Administration from The Wharton School of Business at the University of Pennsylvania. We believe that Mr. McCarthy is qualified to serve on our board of directors due to his extensive background in technology companies and his financial expertise through his service as a chief financial officer.

David Sze has served on our board of directors since May 2009. Mr. Sze currently serves as a partner with Greylock Partners, a private investment firm, where his investment focuses include consumer internet and service, media convergence, wireless data and technology-assisted marketing services. Before joining Greylock in 2000, Mr. Sze was senior vice president of product strategy at Excite and then Excite@Home, an internet portal company. As an early employee at Excite, Mr. Sze also held roles as general manager of Excite.com and vice president of content and programming for the Excite Network. Prior to that, Mr. Sze was in product marketing and development at Electronic Arts and Crystal Dynamics, respectively. He started his career in management consulting for Marakon Associates and The Boston Consulting Group, and also spent time at HBO. Mr. Sze currently serves on the board of directors of LinkedIn Corporation, a professional social networking internet service, and serves on the boards of directors of several private companies. Mr. Sze holds a Bachelor of Arts degree from Yale University and a Master of Business Administration from Stanford University. We believe that Mr. Sze is qualified to serve as a director on our board of directors due to his extensive background and operational experience with internet and technology companies.

Board Composition

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our certificate of incorporation and bylaws that will become effective upon the closing of this offering. Upon the closing of this offering, our board of directors will consist of eight directors, six of whom will qualify as “independent” under the NYSE listing standards.

In accordance with our certificate of incorporation, immediately after this offering our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. Kavner and Sze, and their terms will expire at the annual general meeting of stockholders to be held in 2012;

•	the Class II directors will be Messrs. Feuille, Gotcher and McCarthy, and their terms will expire at the annual general meeting of stockholders to be held in 2013; and

•	the Class III directors will be Messrs. Chernin, Kennedy and Westergren, and their terms will expire at the annual general meeting of stockholders to be held in 2014.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Lead Independent Director

Our corporate governance guidelines provide that one of our independent directors should serve as a lead independent director at any time when the chief executive officer serves as the chairman of the board, or if the chairman of the board is not otherwise independent. Because Mr. Kennedy is our chairman, chief executive officer and president, our board of directors has appointed Mr. Kavner to serve as our lead independent director. As lead independent director, Mr. Kavner will preside over periodic meetings of our independent directors, serve as a liaison between our chairman and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Board Committees

Our board of directors has the authority to appoint committees to perform certain management and administration functions. Upon the closing of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by the board of directors.

Audit Committee

Our audit committee charter will provide that our audit committee has responsibility for, among other things:

•	overseeing management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

•	overseeing management’s establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

•	reviewing our annual and quarterly financial statements prior to their filing and prior to the release of earnings;

•	serving as a qualified legal compliance committee to review reports of violations of law; and

•	appointing and evaluating the independent registered public accountants and considering and approving any non-audit services proposed to be performed by the independent registered public accountants.

Upon the closing of this offering, our audit committee shall consist of Messrs. Gotcher, Kavner and McCarthy, with Mr. Kavner serving as the committee’s chairperson. Each member of the committee is “independent” as defined under the NYSE listing standards and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Each member of the audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. Our board of directors has determined that each member of the committee is an audit committee “financial expert,” as that term is defined by the applicable rules of the SEC. Our audit committee will operate under a written charter that will satisfy the applicable standards of the SEC and the NYSE.

Compensation Committee

Our compensation committee charter will provide that our compensation committee has responsibility for, among other things:

•	reviewing key employee compensation policies, plans and programs;

•	monitoring performance and compensation of our employee-directors, officers and other key employees;

•	preparing recommendations and periodic reports to the board of directors concerning these matters; and

•	administering our equity incentive plans.

Upon the closing of this offering, our compensation committee shall consist of Messrs. Feuille and Kavner, with Mr. Feuille serving as the committee’s chairperson. Each member of the committee is “independent” as defined under the NYSE listing standards.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee charter will provide that our nominating and corporate governance committee has responsibility for, among other things:

•	recommending persons to be selected by the board as director nominees and to fill any vacancies on the board of directors;

•	considering and recommending to the board of directors qualifications for directors and policies concerning the term of office of directors and the composition of the board of directors;

•	reviewing and recommending to the board of directors compensation of non-employee directors; and

•	considering and recommending to the board of directors other actions relating to corporate governance.

Upon the closing of this offering, our nominating and corporate governance committee shall consist of Messrs. Feuille, Gotcher and Kavner, with Mr. Gotcher serving as the committee’s chairperson. Each member of the committee is “independent” as defined under the NYSE listing standards.

Director Compensation

The following table sets forth information concerning the equity compensation for our directors during fiscal 2011. The stock options granted to our non-employee directors vest over four years of service, subject to 50% accelerated vesting in the event of a change in control. We did not pay cash or other non-equity compensation to our non-employee directors for fiscal 2011.

Name (1)	Option Awards ($) (2)	Total ($)
Peter Chernin	785,000	785,000
James M.P. Feuille	—	—
Peter Gotcher	142,000	142,000
Robert Kavner	142,000	142,000
Larry Kubal (3)	—	—
Barry McCarthy	785,000	785,000
Larry Marcus	—	—
David Sze	—	—

(1)	Our employee directors, Messrs. Kennedy and Westergren, did not receive separate compensation for their services as directors.
(2)	The amount reflects the aggregate date fair value of the option awards granted during the fiscal year, computed in accordance with ASC Topic 718. Reflects options granted to Messrs. Gotcher and Kavner in April 2010 and options granted to Messrs. Chernin and McCarthy upon their initial election to the board of directors in January 2011. As of January 31, 2011, Mr. Kavner held outstanding options to purchase 200,000 shares of our common stock. Mr. Gotcher early exercised the options granted in fiscal 2011 and therefore held 158,334 unvested shares as of January 31, 2011. Mr. McCarthy early exercised his options and therefore held 250,000 unvested shares as of January 31, 2011. Mr. Chernin early exercised his options and transferred the underlying shares (250,000 shares, which remain unvested) to The Chernin Group. None of the other non-employee directors held any stock options or unvested stock awards.
(3)	Mr. Kubal was a member of our board of directors from July 2004 to July 2009 and from March 2010 to January 2011.

Compensation Committee Interlocks and Insider Participation

During fiscal 2011, our chief executive officer, Mr. Kennedy, served on our compensation committee. As described under the section captioned “Certain Relationships and Related Party Transactions – Investor Offer,” in August 2010, certain of our investors, including an affiliate of Mr. Feuille, offered to purchase shares held by employees, including Mr. Kennedy, and by an affiliate of Mr. Kavner. We have described the amounts of the sales and purchases under the section captioned “Certain Relationships and Related Party Transactions – Investor Offer,” although we were not a participant in these transactions, except for the limited actions described thereunder. Between January 2009 and May 2010, entities affiliated with each of Mr. Feuille and Mr. Marcus purchased redeemable convertible preferred stock from us as set forth under the section captioned “Certain Relationships and Related Party Transactions – Sales of Preferred Stock.”

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.pandora.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion relates to the compensation of our named executive officers whose compensation is disclosed below under “– Summary Compensation Table,” as well as the overall principles underlying our executive compensation policies as we move towards becoming a public company. Our named executive officers are:

•	Joseph Kennedy, chief executive officer, president and chairman of the board;

•	Steven Cakebread, chief financial officer;

•	Thomas Conrad, chief technology officer and executive vice president, product;

•	Delida Costin, general counsel and secretary; and

•	John Trimble, chief revenue officer.

Objectives of Our Executive Compensation Program

As a private company, hiring and retaining officers and other key employees has been critically important to ensuring continuity and stability in order to grow our business. In our evolving and competitive business environment, we must continually develop and refine the Pandora service while identifying and capitalizing on potential business opportunities. We recognize that our success is in large part dependent on our ability to attract and retain talented employees. Therefore, our executive compensation and benefits program is designed to attract, retain, and incentivize a highly talented and committed team of executive officers who share our vision and desire to work toward our goals. At the same time, as a private company, our ability to provide cash compensation has been limited by the needs of the business.

Our compensation committee believes it is important to pay base compensation sufficient to hire and retain employees while providing incentives for improving our business prospects. As a private company, the primary incentive value in our executive compensation program has been through the grant of equity awards. This allowed us to limit our use of cash while still offering key employees the opportunity to share in future gains by working towards a liquidity event for our investors, such as an initial public offering of our stock. Consistent with this approach, for fiscal 2011, we did not establish a formal cash incentive plan for our executive officers. Instead, as further described below, the cash bonuses we paid for fiscal 2011 were determined in the discretion of our compensation committee in December 2010 based on its subjective evaluation of the hard work of our executive team and the improvements in our business results.

Fiscal 2012 Considerations. In evaluating compensation arrangements for fiscal 2012, our compensation committee considered our possible transition to becoming a public company during the year. In particular, the compensation committee considered the compensation structures and levels that it believed would be necessary for executive recruitment and retention as a public company as well as the desire to transition to a compensation system that would be more transparent for public investors. At the same time, the compensation committee was mindful of the uncertainties associated with an initial public offering process and so believed that it would be better to pursue a gradual transition in compensation levels and practices such that we would not incur public company-level compensation expenses while private. Finally, the compensation committee considered the fact that our business continues to experience rapid growth and is expected to continue to evolve substantially during fiscal 2012. In this light, as further discussed below, the compensation committee determined that setting fixed objectives for incentive compensation for fiscal 2012 was inherently speculative and that such goals set a year in advance might not be consistent with the best interests of the business by the end of fiscal 2012.

Based on the foregoing, the compensation committee used the following objectives in setting compensation for fiscal 2012:

•	provide a fixed component of pay, base salary, that the compensation committee believes is reasonable for our company size, industry and location;

•	ensure that equity awards retain appropriate alignment between interests of executive officers and stockholders;

•

set reasonable target cash bonus levels for executive officers for continued success in the business, while maintaining the compensation committee’s flexibility to determine actual bonus awards based on its review of the business operations and results throughout the year;

•	continue to foster a cohesive work environment by rewarding success as a team based on company-wide performance rather than individual goals; and

•	retain flexibility to review our compensation structure periodically as needed to focus on different business objectives from time to time, but review our compensation program at least annually.

Executive Compensation Process

Our executive compensation process reflects our stage of development as a company. Our initial compensation for newly hired executive officers generally reflects the outcome of a negotiated recruitment and hiring process in light of compensation with prior employers or other possible opportunities at the time of hiring. Therefore, some differences in compensation among our executive officers reflect the timing and circumstances of hiring.

Compensation-Setting Process. As described above, we have created a compensation committee, which determines, or recommends to the board of directors, compensation for our executive officers. Prior to delegating authority to the compensation committee, the board of directors took an active role in compensation-setting practices. We have not adopted formal policies or guidelines for allocating compensation between long-term and short-term and between cash and non-cash compensation or among different forms of non-cash compensation. However, as a private company, we have focused incentives on equity compensation with the expectation that our executive officers would realize value if they successfully led us through an initial public offering or other liquidity event.

Role of Management. Our chief executive officer makes recommendations to the compensation committee or board of directors, attends board and committee meetings, except for sessions discussing his compensation, and has been and will continue to be heavily involved in the determination of compensation for our other executive officers because of his daily involvement with our executive team’s efforts. He abstains from voting in sessions where the board of directors acts on his compensation and does not participate in discussions of the compensation committee where his own compensation is approved. Members of our human resources, finance and legal departments attend compensation committee meetings and provide background on materials presented to the compensation committee.

Compensation Consultant and Use of Market Data. During fiscal 2011, the compensation committee retained Frederic W. Cook & Co. Inc., or Frederic W. Cook, as its outside compensation consultant. The compensation committee asked Frederic W. Cook to review our compensation program, focusing on:

•	the program’s effectiveness in supporting our business strategy;

•	reasonableness compared to competitive practice for companies in related businesses of similar size and expected market value; and

•	associated issues with becoming a public company.

During fiscal 2011, the compensation committee met from time to time with Frederic W. Cook, both with management present and in separate meetings, including executive sessions during committee meetings. Our management team worked with Frederic W. Cook as directed by the compensation committee to provide any information Frederic W. Cook required in order to provide its services. We have not engaged Frederic W. Cook to provide services to the company outside of its work for the compensation committee.

We did not use a peer group in setting fiscal 2011 executive compensation. The compensation committee’s subjective analysis of appropriate payments, taking into account economic and business conditions, the compensation committee’s collective experience, internal pay equity and individual negotiations, has historically been the most important factor in setting compensation.

In considering fiscal 2012 compensation, the compensation committee reviewed public company compensation data as described below and also, to the extent available, reviewed information related to private technology companies to inform its thinking, but did not benchmark to a particular level. This reflects the compensation committee’s balancing of an anticipated public offering in the near future with the desire to retain flexibility on cash compensation in the event we remained private.

The compensation committee, Frederic W. Cook and management worked together to choose a public company peer group for executive compensation purposes. These companies were chosen from a group of internet software and services companies that are either publicly traded or have filed to go public, taking into account size and growth potential. We expect that following our initial public offering we may, over time, gradually increase compensation relative to data from our public company peer group (which may change over time), but at this time we have not set a specific benchmark for compensation, and so we use peer group data as well as the other surveys described below as reference points and general guidelines only. Our public company peer group currently consists of the following companies:

Concur Technologies	Constant Contact	Demand Media
Equinix	GameFly	OpenTable
Qlik Technologies	QuinStreet	Netflix
ReachLocal	RealD	RealPage
Rovi	Salesforce.com	Skype
SolarWinds	SuccessFactors	Tangoe
Tripwire	WebMD

During fiscal 2011, Frederic W. Cook also provided the compensation committee with third-party survey data from Radford, a compensation market research firm, covering general technology companies with annual revenue between $200 million and $1 billion, as well as from the 2009 Venture Capital Executive Compensation Survey, covering 35 venture capital portfolio companies with annual revenues greater than $50 million.

Primary Elements of Compensation

Base Salary. As a private company, base salaries have been determined primarily based on the collective experience of the compensation committee (including our chief executive officer) with hiring similarly situated executive officers, our view of appropriate fixed pay for our geographic location, and our desire to limit cash expenses while we built the business. The factors considered when setting base salaries for fiscal 2011 are described in more detail below. Although we did not benchmark salaries to specific market levels for fiscal 2011, as part of the compensation committee’s comprehensive review of executive compensation levels during the middle of fiscal 2011 (and using data from the public company peer group together with the Radford survey), we found that our base salaries generally fell below the median for these public companies, but were above the median in the private company venture capital survey described above.

Incentive Bonuses. As a private company, we believe a discretionary cash bonus program has allowed the compensation committee to retain flexibility to conserve cash while rewarding results as it determined to be appropriate. Because of the fast-changing nature of our business, the compensation committee has not believed that selecting pre-set performance metrics would enhance incentive efforts and instead has focused on equity incentives to encourage company-wide improvement. In December 2010, based on its review of our business performance during fiscal 2011, the compensation committee used its discretion to approve cash bonus payments, as further discussed below. For fiscal 2012, we have set cash bonus targets for executive officers, but we have not set specific performance metrics.

Equity Awards. We have granted equity awards to executive officers and other key employees to incentivize them to help increase the value of our stock and thereby align their interests with those of our stockholders. As a privately-held company, we have emphasized the use of stock options to incentivize our executive officers to focus on the growth of our overall enterprise value and to create value for our stockholders. Stock options permit the employee to exercise the option at a fixed price (at or above the fair market value of the stock on the grant date) in the future.

Typically we have granted stock options around the time an executive officer is hired with vesting in installments over four years of continued service. The board of directors or compensation committee determines the size and type of equity awards, taking into account the recommendations of the chief executive officer, and also determines the vesting schedule of the options. In addition, the compensation committee periodically considers whether to grant new stock options to then-current executive officers in order to maintain incentive opportunities, but we have not had a regular policy of making annual refresher grants.

As described under “Certain Relationships and Related Party Transactions – Investor Offer” below, in August 2010, some of our investors made an offer to purchase shares from our employees at the then fair value, including those named executive officers who held vested equity. Although the offer was not launched by us and so was not an element of our compensation program, we believed that it was appropriate to permit our employees to participate. However, in order to ensure that our executive team retained a significant equity stake and remained focused on increasing stockholder value, we required a limit of 10% on the percentage of holdings that executive officers could sell in the investor offer, which was a smaller percentage than permitted for other employees. Because these vested awards represented equity compensation that had already been earned and were held by executives with long tenures, both of the named executive officers who participated in the offering, Messrs. Kennedy and Conrad, have been with us since 2004, we did not factor in the proceeds from these stock sales when making decisions regarding compensation changes described in this Compensation Discussion and Analysis.

Our new equity plan that we will adopt in connection with the initial public offering will permit us to grant stock options, restricted stock, restricted stock units or other types of equity awards, as the compensation committee deems appropriate.

Compensation Decisions for Fiscal 2011 and Fiscal 2012

Base Salary. For fiscal 2011, base salaries were as follows:

Name	Base Salary
Joseph Kennedy	$325,000
Steven Cakebread	300,000
Thomas Conrad	205,000
Delida Costin	210,000
John Trimble	350,000

In determining salaries for fiscal 2011, we did not use a formula for taking into account different factors and did not target specific percentiles in market data. As a growing private company, the most important factor was establishing an effective management team through retention and hiring, and as such the salary decisions were subjective. Although the compensation committee reviewed market data surveys to the extent available for some executive positions, the ranges varied widely, and as such these surveys were used as only one data point rather than dictating our executive compensation goals.

The following decisions were made regarding base salaries for fiscal 2011:

•

Mr. Kennedy’s salary was increased from $300,000 to $325,000 at the beginning of fiscal 2011 based on the compensation committee’s desire to recognize his overall contributions to our business efforts, particularly given that he had been with us since July 2004. The compensation committee reviewed private company data to the extent available, such as the venture capital survey data, but his salary was not set to a specific benchmark.

•

No change was made to Mr. Conrad’s salary because the compensation committee had recently agreed to the guaranteed annual bonus for Mr. Conrad described below, and the compensation committee felt the combined total of salary and bonus offered him sufficient fixed compensation at that time.

•

No change was made to Mr. Trimble’s salary because the compensation committee had agreed to Mr. Trimble’s salary when he was hired in the prior year and the committee believed any increase in his pay should result from performance under his sales commission plan. His salary when he was hired was higher than the salary of other executives because of the critical business objective of increasing revenue, and the amount was partly based on our discussions with executive search firms used to identify candidates for the position.

•

Salaries for Mr. Cakebread and Ms. Costin were negotiated in connection with their hiring during fiscal 2011 and as such primarily reflected individual negotiations and amounts we believed were necessary, when combined with equity compensation, to bring these key executives on board, but also included considerations of internal pay equity and the desire to limit cash compensation. Mr. Cakebread’s salary was higher than that of most of our other executives because of the critical need to build the finance department in anticipation of a potential public offering, but also reflected input from executive recruiting firms.

In January 2011, our compensation committee approved base salary changes for fiscal 2012 for our named executive officers. These changes were part of the compensation committee’s gradual transition toward public company compensation levels as described above under “– Objectives of Our Executive Compensation Program – Fiscal 2012 Considerations” and in furtherance of its objective to provide a fixed pay component that it believes is reasonable. Mr. Conrad had the largest salary increase primarily because of the change from a fixed bonus payment to his participation in our variable corporate bonus plan for fiscal 2012 if this initial public offering is completed. Mr. Kennedy’s responsibilities will increase significantly as we take steps toward becoming a public company, and so his salary increase brought his salary closer to, but still below, the public company peer group median, although we did not target a specific percentile. The salaries for Mr. Cakebread and Ms. Costin increased by smaller amounts because their salary levels were recently negotiated when they were hired in fiscal 2011. Mr. Trimble’s salary was not increased because the compensation committee believed his opportunity for increased cash compensation should be in the variable component of his compensation package. For fiscal 2012, the following salaries were approved:

Name	Base Salary
Joseph Kennedy	$400,000
Steven Cakebread	310,000
Thomas Conrad	290,000
Delida Costin	230,000
John Trimble	350,000

Cash Incentive Payments. Although we did not have a formal cash bonus plan in place during fiscal 2011, in December 2010, the compensation committee reviewed our business performance and its desire to recognize the achievements of our management team. The compensation committee did not have pre-set goals and did not base the overall bonus pool or the individual bonus payments on a specific formula. Instead, the compensation committee’s approval of bonus payments for fiscal 2011 in general was based on seeing positive results, such as increased revenue, growth in listeners and development of content and brand, and the total bonus pool was based on the compensation committee’s subjective view of a reasonable and appropriate amount. The compensation committee approved the largest bonus payment, in the amount of $175,000, to Mr. Kennedy because of his leadership of the entire company and our overall improving business results. For our other named executive officers, Mr. Kennedy recommended individual bonus payments to our compensation committee, which then approved the amounts listed below. The amounts vary because of the different levels of responsibilities during the year as well as differences among base salaries, but they do not reflect a specific percentage achievement of goals. However, the compensation committee did consider particular achievements that were critical to prepare us for our proposed initial public offering in approving the following individual bonus payments in December 2010: (1) Mr. Cakebread, $75,000, recognizing his efforts in improving our business process, controls and disclosure controls and upgrading the financial expertise of our company; and (2) Ms. Costin, $50,000, recognizing her work to establish our legal department and improve board processes.

Mr. Conrad’s bonus for fiscal 2011 was based on an agreement we entered into with him in June 2009 that provided for a fixed annual bonus payment of $200,000, which had been approved based on a subjective determination that the amount would create a total compensation package with both incentive and retentive effects on Mr. Conrad as he continued to focus his team’s efforts on improving our performance. For fiscal 2012, he will instead participate in our regular cash bonus plan if this initial public offering is completed. Mr. Trimble’s incentive payments during fiscal 2011 set forth below under “– Summary Compensation Table” were based on his sales commission plan, which provided for payments up to his target level, which was 100% of his base salary, for our sales revenue up to a specified “quota” level, and then for payment of a percentage of sales that exceeded that quota level. Mr. Trimble’s quota, which was set for calendar year 2010 rather than the fiscal year, was set at $93.6 million, a level that was intended to be very challenging by being almost double actual results from the prior calendar year. This quota level was not meant to reflect a corporate target level in our business plan, but was meant to provide incentives to greatly exceed the past year’s performance because a primary focus of our business efforts in fiscal 2011 was increasing our advertising revenue which, as described elsewhere in this prospectus, has represented most of our revenue over the last several years. The advertising revenue generated by Mr. Trimble’s team for calendar year 2010 was approximately $113.0 million, which resulted in payment to Mr. Trimble of approximately $1.1 million (including payment in an amount equal to 4% of the sales revenue generated in excess of his quota). He also received payment for January 2011 results (reflected under “—Summary Compensation Table”) to match up with our fiscal year.

For fiscal 2012, in an effort to provide more guidance to our executive officers and potential public investors regarding compensation expectations, we have set target bonus levels for our chief executive officer at 75% of base salary and for other named executive officers, other than Mr. Trimble, at 40% of base salary. These amounts were determined based on the compensation committee’s view that target levels should be lower than what we believed would be median public company practice, based on data from our public company peer group together with the Radford survey described above, but above typical cash bonuses we have paid while private. Mr. Trimble’s incentive pay program for fiscal 2012 will be adjusted such that his target variable compensation, which remains at 100% of his base salary as negotiated with him when he was hired, will be divided into two parts: 30% will be tied to his corporate bonus plan because, as a public company officer, he will have an important role outside of sales, while 70% will be tied to a sales commission plan to be agreed upon with him. Consistent with its objective to retain flexibility and to be able to adapt to changing business needs and objectives, the compensation committee has not set specific business performance goals for our corporate bonus plan or allocated specific percentages to different types of results because of the fast-changing nature of our business, but the compensation committee expects its review of fiscal 2012 performance to include sales performance and other financial and operational results, such as listener hours or listener experience and execution of our overall business strategy. Consistent with its objective to reward team success, the compensation committee expects to award bonuses for fiscal 2012 based on overall company performance rather than individual performance in order to focus participants on overall company improvement. For fiscal 2012, the compensation committee will assess business performance following the second fiscal quarter and determine, in its full discretion, whether to award up to 25% of the full year target amount. The compensation committee believes a semi-annual review is appropriate to encourage retention (that is, so eligible employees do not feel the bonus opportunities are too far in the future). The compensation committee will again assess business performance at the end of the year and determine, in its discretion, whether to award any remaining portion of the target amount or, if appropriate to award exceptional performance, any higher bonus amount.

Equity Compensation. We granted stock options to Mr. Cakebread and Ms. Costin when they were hired during fiscal 2011, in the amounts disclosed below under “– Grants of Plan-Based Awards.” Because our practice as a private company has been to grant a significant equity award to newly hired executive officers, we have not customarily made regular annual equity awards to our executive officers and did not make new equity awards to our other named executive officers during fiscal 2011. The equity awards held by each named executive officer at the end of fiscal 2011 are listed below under “– Outstanding Equity Awards at Fiscal Year-End.”

The amounts of options granted to Mr. Cakebread and Ms. Costin were not based on a specific formula, but rather on a combination of the compensation committee’s subjective judgment about the appropriate level of compensation for the executive, the appropriate relative allocation of equity awards among executive officers with different levels of responsibilities, dilution considerations, and the negotiation process with the individual. The compensation committee did not benchmark to specific external market data in determining these new hire grants.

Consistent with its objective to align the interests of executive officers and stockholders, we expect the compensation committee will begin to undertake a more regular review of equity compensation as a result of our initial public offering in order to ensure appropriate long-term incentives remain in place after our existing grants vest. No equity awards have been granted to our named executive officers in fiscal 2012 as of the date of this prospectus.

Severance and Change in Control Arrangements. Our named executive officers have agreements that would provide severance benefits on specified involuntary terminations of employment. The terms and estimated amounts of these benefits are described below under “– Potential Payments Upon Termination and Change in Control.” Most of these arrangements were negotiated when they were hired and had terms that we believed were reasonably necessary to hire and retain these individuals in our market for executive talent. We have from time to time approved provisions for accelerated vesting of equity upon a future change in control or involuntary termination in connection with a change in control, as further described under “– Potential Payments Upon Termination and Change in Control.” We believe these provisions are reasonable because the possibility of a change in control could cause uncertainty among executive officers and concern over potential loss of equity awards (which has been a significant component of their potential compensation) and therefore could result in their departure or distraction to the detriment of our company and our stockholders. We believe the combination of severance and change in control arrangements will help our executive officers maintain continued focus and dedication to their responsibilities to help maximize stockholder value.

Retirement and Other Benefits. Our named executive officers are eligible to participate in our employee benefit plans provided for other employees. These benefits include a 401(k) plan, group health insurance, short- and long-term disability insurance and, for our chief executive officer, under the terms of his 2004 offer letter, reimbursement for life insurance premiums. We do not have a defined benefit retirement plan.

Tax and Accounting Considerations. We recognize a charge to earnings for accounting purposes for equity awards over their vesting period. In the past, we have not considered the accounting impact as a material factor in determining the equity award amounts for our executive officers. However, as we become a public company, we expect that the compensation committee will consider the accounting impact of equity awards in addition to considering the impact to dilution and overhang when deciding on amounts and terms of equity grants.

We do not require executive compensation to be tax deductible for our company, but instead balance the cost and benefits of tax deductibility to comply with our executive compensation goals. For example, Section 162(m) of the Internal Revenue Code, or the Code, generally disallows a tax deduction to a publicly held corporation for compensation in excess of $1 million paid in any taxable year to its chief executive officer and certain other executive officers unless the compensation qualifies as “performance-based compensation” within the meaning of the Code. As a private company, we have not been subject to the deductibility limit of Section 162(m) into consideration in setting compensation for our executive officers because Section 162(m) did not apply to us. Once we are a public company, we expect that the compensation committee will consider the deductibility of compensation, but will be fully authorized to approve compensation that is not deductible when it believes that such payments are appropriate to attract and retain executive talent.

Risk Assessment of Compensation Programs

We do not believe that our compensation programs create risks that are reasonably likely to have a material adverse effect on our company. We believe that the combination of different types of compensation as well as the overall amount of compensation, together with our internal controls and oversight by the board of directors, mitigates potential risks.

Summary Compensation Table

The following table sets forth information concerning the compensation of (1) each person who served as principal executive officer during the fiscal year ended January 31, 2011, (2) each person who served as principal financial officer during such fiscal year and (3) our three other most highly compensated executive officers for such fiscal year. We refer to these individuals as our named executive officers in this prospectus.

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)(3)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)		Total ($)
Joseph Kennedy	2011	325,000		175,000	—	—	3,829	(4)	503,829
Chief Executive Officer
Steven Cakebread,	2011	263,636	(1)	75,000	1,420,000	—	—		1,758,636
Chief Financial Officer
Thomas Conrad,	2011	205,000		200,000	—	—	—		405,000
Chief Technology Officer
Delida Costin,	2011	173,409	(1)	50,000	177,500	—	—		400,909
General Counsel
John Trimble,	2011	350,000		—	—	1,239,526	—		1,589,526
Chief Revenue Officer

(1)	Reflects the portion of salary paid since commencing employment during fiscal 2011.
(2)	The amount reflects the aggregate grant date fair value of the option awards granted during the fiscal year, computed in accordance with FASB ASC Topic 718. We provide information regarding the assumptions used to calculate the value of the option awards in note 8 to the notes to our financial statements. There can be no assurance that awards will vest or will be exercised (in which case no value will be realized by the individual), or that the value upon exercise will approximate the aggregate grant date fair value. We did not grant other stock awards to our named executive officers during the fiscal year.
(3)	Reflects the cash bonus or, with respect to Mr. Trimble, commissions paid for the fiscal year performance as described under “– Compensation Discussion and Analysis – Compensation Decisions for Fiscal 2011 and Fiscal 2012 – Cash Incentive Payments.” Mr. Trimble’s amount includes commission for the month of January 2011.
(4)	Represents the dollar value of life insurance premiums.

Grants of Plan-Based Awards

The following table sets forth information concerning grants of plan-based awards made to our named executive officers during the fiscal year ended January 31, 2011.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Target($)(1)	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards($)(2)
Joseph Kennedy		n/a	—	—	—
Steven Cakebread	4/21/10	n/a	2,000,000	$0.71	1,420,000
Thomas Conrad		n/a	—	—	—
Delida Costin	4/21/10	n/a	250,000	$0.71	177,500
John Trimble		$350,000	—	—	—

(1)	The amount set forth for Mr. Trimble represents his target amount under his commission plan. We did not provide target bonuses to our other named executive officers for fiscal 2011. Actual amounts paid for the fiscal year performance are set forth in the Summary Compensation Table above and a description of the criteria used to determine these amounts is set forth above under “– Compensation Discussion and Analysis – Compensation Decisions for Fiscal 2011 and Fiscal 2012 – Cash Incentive Payments.”
(2)	The amount reflects the grant date fair value of the option awards granted during the fiscal year, computed in accordance with FASB ASC Topic 718. We provide information regarding the assumptions used to calculate the value of the option awards in note 8 to the notes to our financial statements. We did not grant other stock awards to our named executive officers during the fiscal year.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of January 31, 2011. Other than the option awards listed, there were no unvested or unearned stock awards held by our named executive officers as of January 31, 2011.

	Option Awards
Name	Numbers of Securities Underlying Unexercised Options (#) Exercisable	Numbers of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Joseph Kennedy	2,948,284	—		$0.04	7/14/2014
	1,100,000	—		$0.28	9/12/2016
	1,120,025	1,866,710	(1)	$0.16	7/6/2019

Steven Cakebread	—	2,000,000	(2)	$0.71	4/21/2020

Thomas Conrad	35,133	—		$0.07	1/10/2016
	284,215	—		$0.28	9/12/2016
	141,666	28,334	(3)	$0.34	9/11/2017
	1,634,058	1,798,335	(4)	$0.16	7/6/2019
Delida Costin	—	250,000	(5)	$0.71	4/21/2020

John Trimble	504,166	595,834	(6)	$0.16	7/6/2019
	125,625	209,375	(7)	$0.16	7/6/2019

(1)	The option is vesting in equal monthly installments over four years from July 2009 and the vested portion will be exercisable upon completion of the initial public offering.
(2)	The option vests over four years, with 25% vesting in March 2011 and the remainder vesting over three years thereafter in monthly installments.
(3)	The option is vesting in equal monthly installments over four years from September 2007.
(4)	Of the initial grant of 3,432,393 shares, 925,096 shares vest at 1/24 per month and the remaining vest at 1/48 per month, in each case from July 2009.

(5)	The option vests over four years, with 25% vesting in April 2011 and the remainder vesting over three years thereafter in monthly installments.
(6)	The option vests over four years, with 25% vesting in March 2010 and the remainder vesting over three years thereafter in monthly installments.
(7)	The option is vesting in equal monthly installments over four years from July 2009.

Option Exercises and Stock Vested

The following table shows information regarding options that were exercised by our named executive officers during the fiscal year ended January 31, 2011. None of our named executive officers held restricted stock awards that became vested during the fiscal year.

Option Awards
Name	Numbers of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Joseph Kennedy	—	—
Steven Cakebread	—	—
Thomas Conrad	435,748	$1,350,367	(1)
Delida Costin	—	—
John Trimble	—	—

(1)	These options were exercised in connection with the investor offer described below, and this dollar amount represents the per share offer price over the exercise price of the options.

Potential Payments on Termination and Change in Control

We have entered into agreements with each of our named executive officers that may provide for benefits under the circumstances described below if the officer’s employment is terminated or we experience a change in control such as a change in the voting power of our company by more than 50% or a sale of substantially all of our assets.

Chief Executive Officer

Under the terms of his July 2004 offer letter, if Mr. Kennedy is involuntarily terminated without cause or experiences a constructive termination (that is, if he resigns due to adverse actions taken by the Company, including such actions as material reduction in salary, material relocation or material breach of his offer letter), he will be entitled to receive the following benefits (with the enhanced benefits if the termination occurs within 2 months before or 12 months following a change in control) if he signs a general mutual release:

•	payment equal to six months of base salary, or 12 months for a change-in-control termination;

•	12 months’ accelerated vesting of equity awards, or 100% vesting for a change-in-control termination;

•	extension of the exercise period for options to at least 12 months after termination; and

•	payment by us for 12 months of COBRA premiums to continue health care coverage for him and his eligible dependents.

In addition, his offer letter provided that, upon a change in control, 50% of unvested equity awards will vest immediately and, if his remaining options are not assumed or substituted by a successor, any remaining unvested options will vest.

Other Named Executive Officers

Our offer letters and other agreements with our other named executive officers also provide for severance and change-in-control benefits under certain circumstances. Severance benefits are generally subject to the officer signing a general release.

•

Under the terms of their February 2010 offer letters, each of Mr. Cakebread and Ms. Costin would receive three months of base salary on an involuntary termination without cause. If, within 12 months following a change in control, the officer is involuntarily terminated without cause or experiences a constructive termination, 50% of any unvested options will vest immediately. “Constructive termination” means a resignation following adverse actions taken by us such as a material reduction in salary or material relocation.

•

Under the terms of his February 2009 offer letter, if Mr. Trimble is terminated without cause, he would receive three months of base salary and 12 months of accelerated vesting of his stock options. Upon a change in control, if his options are not assumed or substituted by a successor, 50% of his unvested options will vest.

•

Under the terms of his November 2004 offer letter and subsequent option agreements, if Mr. Conrad is involuntarily terminated without cause or experiences a constructive termination (as described above) within 12 months following a change in control, he will receive 100% accelerated vesting of options if he signs a general release. Mr. Conrad’s offer letter also provided that 33% of his unvested options would vest upon a change in control and, if his remaining options are not assumed or substituted by a successor, any remaining unvested options will vest.

The table below provides an estimate of the value of the compensation and benefits due to each of our named executive officers in the events described below, assuming that the termination of employment and/or change in control was effective on January 31, 2011, under the agreements described above. The actual amounts to be paid can only be determined at the time of the termination of employment or change in control, as applicable.

	Involuntary Termination			Change in Control	Change in Control Followed by Involuntary Termination
Name	Cash(1)	Equity(2)	Total	Equity(2)	Cash (1)	Equity(2)	Total
Mr. Kennedy	$180,500	$11,827,538	$12,008,038	$14,784,343	$343,000	$14,784,343	$15,127,343
Mr. Cakebread	75,000	—	75,000	—	75,000	15,290,000	15,365,000
Mr. Conrad	—	—	—	9,546,681	—	19,382,656	19,382,656
Ms. Costin	52,500	—	52,500	—	52,500	1,911,250	1,963,750
Mr. Trimble	87,500	5,682,632	5,770,132	—	87,500	5,682,632	5,770,132

(1)	Mr. Kennedy’s “cash” severance benefits include payment of health benefits assuming a cost of $1,500 per month.
(2)	The value of accelerated vesting of stock options is based on an initial public offering price of $16.00 per share, minus the per share exercise price, and assumes that equity awards are assumed or substituted by the successor company. The value of accelerated equity under “Change in Control Followed by Involuntary Termination” excludes the value of equity that vests upon the change in control regardless of termination of employment (that is, the value under the column entitled “Change in Control”).

Employee Benefit Plans

2011 Long-Term Incentive Plan

Our 2011 Long-Term Incentive Plan, or the 2011 Plan, will become effective in connection with this offering. Our 2011 Plan provides for the grant of equity-based awards to our employees, non-employee directors and consultants/advisors.

Authorized Shares. The maximum aggregate number of shares that may be issued under the 2011 Plan is 12,000,000 shares of our common stock, plus any shares remaining available, or that become available upon forfeiture of outstanding awards, under the 2004 Plan described below. In addition, the number of shares that have been authorized for issuance under the 2011 Plan will be automatically increased on the first day of each fiscal year through 2021, in an amount equal to the lowest of (1) 10,000,000 shares, (2) 4.0% of the outstanding shares of our common stock on the last day of the prior fiscal year and (3) another amount determined by our board of directors. Shares used to pay the exercise price of an award or to satisfy tax withholding obligations related to an award, as well as shares issued in connection with awards that are assumed, converted or substituted pursuant to a merger or an acquisition, will become available for future grant under our 2011 Plan.

Plan Administration. The 2011 Plan will be administered by our compensation committee, which will have the power to determine the terms of the awards, including, but not limited to, the recipients of the awards, the number of shares subject to each award, the vesting schedule and exercisability of the awards and the form of consideration payable for the awards.

Stock Options. The 2011 Plan permits the grant of incentive stock options to employees and/or nonstatutory stock options to employees, non-employee directors or consultants/advisors. The exercise price of stock options must be no less than the fair market value of our common stock on the grant date. Each stock option agreement will set forth the vesting schedule of the options and the term of the options, which may not exceed 10 years. Payment of the exercise price may be made in cash or cash equivalents or other methods permitted under the plan or the stock option agreement. The extent to which a vested option may be exercisable following termination of service will be set forth in each stock option agreement.

Stock Appreciation Rights. The 2011 Plan permits the grant of stock appreciation rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the grant date. The administrator determines the terms of stock appreciation rights, including when the rights vest and become exercisable and whether they are settled in cash or with shares of our common stock, or a combination thereof. The exercise price of stock appreciation rights must be no less than the fair market value of our common stock on the grant date. The term of a stock appreciation right may not exceed 10 years. Other specific terms will be set forth in an award agreement.

Restricted Stock Awards and Units. The 2011 Plan permits the grant of restricted stock, restricted stock units and performance awards. Restricted stock awards are grants of shares of our common stock. Restricted stock units represent the right to receive shares of our common stock (or a cash amount equal to the value of our common stock) on future specified dates. These awards will vest in accordance with terms and conditions established by the administrator. Vesting conditions may be based on performance goals established by the administrator. The specific terms will be set forth in an award agreement.

Adjustments; Change in Control. In the event of certain changes in our corporate structure, including a stock split, spin-off, merger, reorganization or extraordinary cash dividend, the administrator will make appropriate adjustments to prevent diminution or enlargement of the benefits or potential benefits available under the 2011 Plan, including adjusting the aggregate number of shares reserved for issuance under the 2011 Plan, shares subject to outstanding awards and exercise prices of outstanding stock options and stock appreciation rights. Our 2011 Plan provides that, unless otherwise provided in individual award agreements, in the event of a change in control, as defined under the 2011 Plan, each outstanding award may be assumed or substituted for an equivalent award.

Amendment or Termination. Our board of directors has the authority to amend, suspend or terminate the 2011 Plan provided such action does not materially impair the existing rights of any award recipient. Stockholder approval of amendments may be required to comply with applicable laws, regulations or stock exchange rules. Our 2011 Plan will automatically terminate in 2021, unless we terminate it earlier or unless we extend it.

2004 Stock Plan and 2000 Stock Incentive Plan

The 2011 Plan will replace our prior 2004 Stock Plan, or the 2004 Plan, which was adopted in March 2004. The 2004 Plan replaced our earlier 2000 Stock Incentive Plan, or the 2000 Plan and, together with the 2004 Plan, referred to as our Prior Plans.

Authorized shares. As of April 30, 2011, options to purchase 37,632,905 shares of our common stock at a weighted average exercise price of approximately $1.32 were outstanding under the 2004 Plan and 2000 Plan. As of April 30, 2011, 1,369,357 shares of our common stock remained available for future issuance pursuant to awards granted under the 2004 Plan. The 2000 Plan was terminated by our board of directors in March 2004. No shares are available for future grants under the 2000 Plan, but outstanding awards granted under this plan continue to be governed by its terms.

Stock Options. Incentive and/or nonstatutory stock options have been granted under the Prior Plans. The term of an option may not exceed 10 years. After the termination of service of a recipient, other than due to death or disability, options may be exercised, to the extent vested as of the date of termination, for a period of time following termination of employment specified in the stock option agreement (which has generally been 30 days following termination). If termination is due to disability, the option shall remain exercisable, to the extent vested as of the date of termination, for a period of six months following such termination or such longer period of time as specified in the stock option agreement. If termination is due to death, the option shall remain exercisable, to the extent vested as of such date of death, for a period of 12 months following the date of death or such longer period as specified in the stock option agreement.

Stock Purchase Rights and Restricted Stock. The Prior Plans permit the grant of stock purchase rights and restricted stock awards. Stock purchase rights give recipients the right to acquire a specified number of shares of stock at a predetermined price. Unless the administrator determines otherwise, stock purchase rights are subject to a repurchase option in our favor that is exercisable upon termination of service for any reason, subject to the terms of the 2004 Plan and the award agreement.

Adjustments; Corporate Transactions. In the event of certain changes in our corporate structure, including a stock split, spin-off, merger, reorganization or extraordinary cash dividend, the administrator will make appropriate adjustments to outstanding awards to prevent diminution or enlargement of the benefits or potential benefits available under the Prior Plans. In the event of certain corporate transactions specified in the plan, including a merger, consolidation, sale of all or substantially all of our assets or a change of control, as defined in the plan, each outstanding award will be assumed or substituted for an equivalent award, unless the successor company does not agree to assume or substitute an equivalent award. In the event that awards are not assumed or substituted for, then awards will terminate upon consummation of the transaction.

Amendment or Termination. According to its terms, the 2004 Plan will automatically terminate in 2014, unless we terminate it sooner. In addition, our board of directors has the authority to amend or terminate the 2004 Plan at any time, provided that such amendment does not materially impair the rights under outstanding awards without the award holder’s consent. We intend to terminate the 2004 Plan in connection with this offering, although outstanding awards will remain subject to the terms of the 2004 Plan.

401(k) Plan

We have established a tax-qualified Section 401(k) retirement savings plan for all employees who satisfy certain eligibility requirements. Under this plan, participants may elect to make pre-tax contributions to the plan of up to a certain portion of their current compensation, not to exceed the applicable statutory income tax limitation. We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code, such that contributions to the plan, and income earned on those contributions, are not taxable to participants until withdrawn from the plan.

Indemnification of Directors and Executive Officers and Limitations on Liability

Our certificate of incorporation that will be in effect upon the closing of this offering will limit the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation that will be in effect upon the closing of this offering will provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation will further provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permits us to secure insurance on behalf of any officer, director, employee or other agent for liability arising out of his or her actions in that capacity, regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. In addition, we have entered into agreements to indemnify our directors and executive officers, and other employees as determined by our board of directors, against expenses and liabilities to the fullest extent permitted by Delaware law. These agreements also provide, subject to certain exceptions, for indemnification for related expenses including, among others, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions of our certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation that will be in effect upon the closing of this offering may discourage stockholders from bringing a lawsuit against our directors for breach of their duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described above in the sections captioned “Management” and “Executive Compensation,” the following is a description of each transaction since February 1, 2008 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or any member of their immediate family or person sharing their household had or will have a direct or indirect material interest.

Investor Rights Agreement

We are party to an investor rights agreement which provides that certain of our investors are entitled to registration rights with respect to the common stock issued or issuable upon conversion of our redeemable convertible preferred stock. For a description of these registration rights, see the section captioned “Description of Capital Stock – Registration Rights.”

Indemnification Agreements

We have entered, or will enter, into an indemnification agreement with each of our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. For a description of these indemnification agreements, see the section captioned “Executive Compensation – Indemnification of Directors and Executive Officers and Limitations on Liability.”

Sales of Preferred Stock

In January 2009, we issued and sold an aggregate of 8,639,737 shares of Series E redeemable convertible preferred stock at a purchase price of $1.7007 per share for aggregate consideration of approximately $14.7 million. Between July 2009 and October 2009, we issued and sold 45,833,082 shares of Series F redeemable convertible preferred stock at a purchase price of $0.7745 per share for aggregate consideration of approximately $35.5 million. In May 2010, we issued and sold an aggregate of 8,129,338 shares of Series G redeemable convertible preferred stock at a purchase price of $2.737 per share for aggregate consideration of approximately $22.2 million. Each of these transactions involved both new and pre-existing investors. We believe that the terms obtained and consideration received in connection with each of the Series E, Series F and Series G financings are comparable to terms available and the amounts we would have received in arm’s-length transactions.

Each share of our Series E redeemable convertible preferred stock will convert into 1.1808 shares of our common stock and each share of our Series F and Series G redeemable convertible preferred stock will convert into one share of our common stock upon the closing of this offering. The purchasers of these shares of our redeemable convertible preferred stock are entitled to certain registration rights with respect to the common stock issued or issuable upon conversion of the redeemable convertible preferred stock. For a description of these registration rights, see the section captioned “Description of Capital Stock – Registration Rights.” The following table summarizes the shares of redeemable convertible preferred stock purchased by our executive officers, directors and holders of more than 5% of our capital stock in connection with each of the Series E, Series F and Series G financings. The terms of these purchases were the same as those made available to unaffiliated purchasers.

Purchasers	Series E Redeemable Convertible Preferred Stock	Series F Redeemable Convertible Preferred Stock	Series G Redeemable Convertible Preferred Stock
Entities affiliated with Crosslink Capital(1)	3,638,947	12,653,323	—
Entities affiliated with Walden Venture Capital(2)	881,990	5,164,622	—
Entities affiliated with Greylock Partners(3)		20,012,911	—
Labrador Ventures V-B, L.P.	1,763,979		—
The Hearst Corporation	587,993	5,164,622	—
Entities affiliated with GGV Capital(4)	—	—	7,307,272

(1)	Consists of (a) 1,082,320 shares of Series E redeemable convertible preferred stock and 3,763,439 shares of Series F redeemable convertible preferred stock purchased by Crosslink Crossover Fund V, L.P., (b) 74,118 shares of Series E redeemable convertible preferred stock and 257,723 shares of Series F redeemable convertible preferred stock purchased by Crosslink Omega Ventures IV GmbH & Co. KG, (c) 1,771,685 shares of Series E redeemable convertible preferred stock and 6,160,487 shares of Series F redeemable convertible preferred stock purchased by Crosslink Ventures IV, L.P., (d) 570,361 shares of Series E redeemable convertible preferred stock and 1,983,256 shares of Series F redeemable convertible preferred stock purchased by Offshore Crosslink Ventures IV Unit Trust and (e) 140,463 shares of Series E redeemable convertible preferred stock and 488,418 shares of Series F redeemable convertible preferred stock purchased by Omega Bayview IV, LLC. James M.P. Feuille, an affiliate of Crosslink Capital, is one of our directors.
(2)	Consists of (a) 881,990 shares of Series E redeemable convertible preferred stock and 3,847,643 shares of Series F redeemable convertible preferred stock purchased by Walden VC II, L.P. and (b) 1,316,979 shares of Series F redeemable convertible preferred stock purchased by WaldenVC SPK, LLC. Larry Marcus, an affiliate of Walden Venture Capital, is one of our directors.
(3)	Consists of (a) 17,111,038 shares of Series F redeemable convertible preferred stock purchased by Greylock XII Limited Partnership, (b) 1,901,227 shares of Series F redeemable convertible preferred stock purchased by Greylock XII-A Limited Partnership and (c) 1,000,646 shares of Series F redeemable convertible preferred stock purchased by Greylock XII Principals LLC. The Series F financing was the first investment by entities affiliated with Greylock Partners in Pandora. David Sze, an affiliate of Greylock Partners, is one of our directors.
(4)	Consists of (a) 7,190,355 shares of Series G redeemable convertible preferred stock purchased by Granite Global Ventures III L.P and (b) 116,917 shares of Series G redeemable convertible preferred stock purchased by GGV III Entrepreneurs Fund L.P. The Series G financing was the first investment by entities affiliated with GGV Capital in Pandora.

Investor Offer

In August 2010, certain of our investors made an offer to all employees holding vested shares of our common stock or vested options to purchase our common stock, which we refer to as the investor offer, to purchase shares of our common stock held by current employees and an affiliate of one of our directors at an offer price of $3.138 per share, the fair value of our common stock on that date. In October 2010, pursuant to the investor offer these investors purchased an aggregate of 2,520,221 shares of our common stock at a price of $3.138 per share for aggregate consideration of approximately $7.9 million from 23 participating employees, including certain executive officers and directors, and from an affiliate of one of our directors. Certain of these purchasers were holders of more than 5% of our outstanding capital stock and were affiliated with members of our board of directors. Our participation in these transactions was limited to the approval of these transactions by our board of directors after full disclosure of the financial interests of certain directors therein, waivers of rights of first refusal with respect to the shares being sold and disclosure of company information to offerees.

The following table summarizes the shares of our common stock purchased by holders of more than 5% of our capital stock, certain of which are affiliated with members of our board of directors, in connection with the investor offer. The terms of these purchases were the same as those made available to unaffiliated purchasers.

Purchasers	Common Stock	Aggregate Purchase Price
Walden VC III, LLC(1)	846,826	$2,657,340
Entities affiliated with Greylock Partners(2)	643,865	2,020,448
Crosslink Crossover Fund V, L.P.(3)	637,349	2,000,001
Entities affiliated with GGV Capital(4)	232,080	728,267

(1)	Larry Marcus, an affiliate of Walden VC III, LLC, is one of our directors.
(2)	Consists of (a) 550,505 shares purchased by Greylock XII Limited Partnership, (b) 61,167 shares purchased by Greylock XII-A Limited Partnership and (c) 32,193 shares purchased by Greylock XII Principals LLC. David Sze, an affiliate of Greylock Partners, is one of our directors.
(3)	James M.P. Feuille, an affiliate of Crosslink Crossover Fund V, L.P., is one of our directors.
(4)	Consists of 228,367 shares purchased by Granite Global Ventures III, L.P. and 3,713 shares purchased by GGV III Entrepreneurs Fund L.P.

The following table summarizes the shares of our common stock sold by our executive officers, directors or their affiliates in connection with the investor offer. The terms of these sales were the same as those made available to unaffiliated offerees.

Sellers	Common Stock	Aggregate Proceeds
Joseph Kennedy	801,778	$2,515,979
Timothy Westergren	687,500	2,157,375
Thomas Conrad	435,748	1,367,377
Jessica Steel	120,759	378,942
Kavner Partners, a Delaware Multiple Series Limited Partnership (Series B)(1)	72,000	225,936

(1)	Robert Kavner, an affiliate of Kavner Partners, a Delaware Multiple Series Limited Partnership (Series B), is one of our directors.

Engagement of Family Members

Brian Steel, the husband of Jessica Steel, one of our executive officers, provides consulting and advisory services to us. In January 2011, we granted Mr. Steel options to purchase 40,000 shares of our common stock, to vest over four years at a rate of 1/48th per month. Prior to this offering, Mr. Steel had served as an advisor to our board of directors and we believe that retaining his advisory services after this offering was in our best interests.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy to be, effective upon the closing of this offering, covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant and a related person had or will have a direct or indirect material interest, as determined by the audit committee of our board of directors, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, and indebtedness, guarantees of indebtedness or employment by us of a related person. In reviewing any such proposal, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, the commercial reasonableness of the terms, the benefit or perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person.

All related party transactions described in this section occurred prior to adoption of this policy and as such, these transactions were not subject to the approval and review procedures set forth in the policy. However, these transactions were reviewed and approved by our board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of April 30, 2011, by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of our directors and named executive officers;

•	all of our directors and executive officers as a group; and

•	the selling stockholders, which consist of the entities and individuals shown as having shares listed in the column “Shares Being Offered.”

In accordance with the rules of the SEC, beneficial ownership includes sole or shared voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of the determination date, which in the case of the following table is April 30, 2011. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership prior to this offering is based on 152,521,033 shares of common stock outstanding as of April 30, 2011, assuming the conversion of all outstanding shares of our redeemable convertible preferred stock as of April 30, 2011 into common stock. The percentage of beneficial ownership following this offering is based on 159,727,692 shares of common stock outstanding after the closing of this offering, assuming no exercise of the underwriters’ over-allotment option. Unless otherwise indicated, based on the information supplied to us by or on behalf of the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Unless otherwise indicated, the address for each listed stockholder is: c/o Pandora Media, Inc., 2101 Webster Street, Suite 1650, Oakland, CA, 94612. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by the person.

	Beneficial Ownership Prior to the Offering(1)		Shares Being Offered(2)	Beneficial Ownership After the Offering
Beneficial owner	Number	Percent		Number	Percent
Greater than 5% Stockholders:
Entities affiliated with Crosslink Capital(3)	34,964,928	22.92	—	34,964,928	21.89
Entities affiliated with Walden Venture Capital(4)	28,468,309	18.67	—	28,468,309	17.82
Entities affiliated with Greylock Partners(5)	21,450,675	14.06	—	21,450,675	13.43
Labrador Ventures V-B, L.P(6)	12,905,162	8.46	—	12,905,162	8.08
The Hearst Corporation(7)	8,734,506	5.73	4,367,253	4,367,253	2.73
Entities affiliated with GGV Capital(8)	7,853,341	5.15	—	7,853,341	4.92
Directors and Named Executive Officers:
Joseph Kennedy(9)	4,229,267	2.70	—	4,229,267	2.58
Steven Cakebread(10)	625,000	*	—	625,000	*
Thomas Conrad(11)	2,566,686	1.65	247,236	2,319,450	1.43
Delida Costin(12)	72,916	*	—	72,916	*
John Trimble(13)	779,270	*	74,937	704,333	*
Peter Chernin(14)	1,205,414	*	—	1,205,414	*
James M. P. Feuille(3)	34,964,928	22.92	—	34,964,928	21.89
Peter Gotcher(15)	1,595,380	1.05	—	1,595,380	1.00
Robert Kavner(16)	1,091,054	*	—	1,091,054	*
Larry Marcus(4)	28,468,309	18.67	—	28,468,309	17.82
Barry McCarthy	504,777	*	—	504,777	*
David Sze(5)	21,450,675	14.06	—	21,450,675	13.43
Tim Westergren(17)	3,644,991	2.38	—	3,644,991	2.27
Directors and Officers as a Group (14 persons)	102,618,691	67.16	463,280	102,155,411	63.85

	Beneficial Ownership Prior to the Offering(1)		Shares Being Offered(2)	Beneficial Ownership After the Offering
Beneficial owner	Number	Percent		Number	Percent
Other Selling Stockholders:
King Street Acquisition Company, L.L.C.(18)	7,003,721	4.59	1,500,000	5,503,721	3.45
Will Glaser(19)	2,994,071	1.94	300,000	2,694,071	1.66
Entities and individuals affiliated with Jessica Steel(20)	1,420,024	*	141,107	1,278,917	*
Martial Chaillet(21)	1,327,620	*	100,000	1,227,620	*
Cheryl Lucanegro(22)	786,144	*	75,000	711,144	*
Jon Kraft(23)	687,500	*	340,000	347,500	*
Susan Conrad(24)	514,425	*	234,173	280,252	*
Jeffrey Stearns(25)	494,582	*	40,000	454,582	*
North Sky Direct Fund II, LP(26)	363,116	*	50,000	313,116	*
Howard Morgan(27)	249,150	*	75,000	174,150	*
Comerica Ventures Incorporated(28)	248,360	*	248,360	—	*
Christopher Martin(29)	204,686	*	12,000	192,686	*
Venquier S.A.(30)	182,094	*	60,000	122,094	*
Daniel Lythcott-Haims	181,158	*	20,000	161,158	*
Paul Brown	170,416	*	150,000	20,416	*
Entities and individuals affiliated with Matthew D. Nichols(31)	167,857	*	12,000	155,857	*
Ian Geller(32)	167,062	*	18,000	149,062	*
Nolan Gasser	158,055	*	55,000	103,055	*
Earle LeMasters(33)	156,172	*	6,000	150,172	*
Michele Husak	134,750	*	19,750	115,000	*
Robert Harris(34)	132,766	*	75,000	57,766	*
Brian Mikalis(35)	131,145	*	15,000	116,145	*
Robert T. Scott(36)	124,470	*	20,000	104,470	*
Carl Edwards(37)	122,790	*	15,000	107,790	*
Peter Ekman(38)	120,833	*	11,000	109,833	*
William McDonagh	100,000	*	20,000	80,000	*
Patrick McGill(39)	100,000	*	10,000	90,000	*
Douglas Sterne(40)	93,645	*	17,833	75,812	*
Neil Mix(41)	92,270	*	5,000	87,270	*
All other selling stockholders(42)	1,514,986	*	348,669	1,166,317	*

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.
(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.
(2)	Unless otherwise indicated, shares of common stock to be sold in this offering were acquired pursuant to exercises of options issued under our equity plans or are being acquired pursuant to exercises of such options contingent upon the pricing of this offering.
(3)	Includes 16,517,959 shares held by Crosslink Ventures IV, L.P., 6,343,570 shares held by Crosslink Crossover Fund V, L.P., 4,785,135 shares held by Crosslink Crossover Fund IV, L.P., 2,795,986 shares held by Offshore Crosslink Ventures IV Unit Trust, 2,521,669 shares held by Offshore Crosslink Omega Ventures IV (Cayman Islands Unit Trust), 1,309,583 shares held by Omega Bayview IV, LLC and 691,026 shares held by Crosslink Omega Ventures IV GmbH & Co. KG, collectively the Crosslink Capital funds. Mr. Feuille, one of our directors, is a managing member of the general partner of the Crosslink Capital funds, and therefore may be deemed to share voting power and investment control over the shares held by these entities. Mr. Feuille disclaims beneficial ownership with respect to shares beneficially owned by the Crosslink Capital funds, except to the extent of his pecuniary interests therein. The address for Crosslink Capital is Two Embarcadero Center, Suite 2200, San Francisco, CA 94111.
(4)	Includes 25,284,079 shares held by Walden VC II, L.P., 2,174,943 shares held by Walden VC III, LLC and 1,009,287 shares held by WaldenVC SPK, LLC, collectively the Walden Venture Capital funds. Mr. Marcus, one of our directors, is a managing member of the general partner of the Walden Venture Capital funds, and therefore may be deemed to share voting power and investment control over the shares held by these entities. Mr. Marcus disclaims beneficial ownership with respect to shares beneficially owned by the Walden Venture Capital funds, except to the extent of his pecuniary interests therein. The address for Walden Venture Capital is 750 Battery Street, 7th Floor, San Francisco, CA 94111.
(5)

Includes 18,340,328 shares held by Greylock XII Limited Partnership, 2,037,814 shares held by Greylock XII-A Limited Partnership and 1,072,533 shares held by Greylock XII Principals LLC, collectively the Greylock Partners funds. Mr. Sze, one of our directors, is a managing member of the Greylock Partner funds, and therefore may be deemed to share voting power and investment control of the shares held by these entities. The address for Greylock Partners is 2550 Sand Hill Road, Menlo Park, CA 94025.
(6)	Larry Kubal and Stuart Davidson share voting power and investment control over the shares held by Labrador Ventures V-B, L.P., and disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address for Labrador Ventures V-B, L.P. is 101 University Avenue, Fourth Floor, Palo Alto, CA 94301.
(7)	Pursuant to a transfer of the shares by The Hearst Corporation on June 1, 2011, Hearst Communications, Inc. became the direct owner of the shares. The members of the board of directors of Hearst Communications, Inc. are James M. Asher, Anissa B. Balson, David J. Barrett, Frank A. Bennack, Jr., David F. Carey, Michael A. Clinton, John G. Conomikes, Ronald J. Doerfler, J. Duncan Edwards, Austin Hearst, George R. Hearst, Jr., George R. Hearst, III, John R. Hearst, Jr., Stephen T. Hearst, William R. Hearst, III, Harvey L. Lipton, Richard P. Malloch, Gilbert C. Maurer, Mark F. Miller, Virginia H. Randt, Scott M. Sassa and Steven R. Swartz and these individuals may be deemed to share voting power and investment control over the shares held by Hearst Communications, Inc. These individuals disclaim beneficial ownership of the shares held by Hearst Communications, Inc. except to the extent of any pecuniary interest therein. The address of Hearst Communications, Inc. is 300 West 57th Street, New York, NY 10019. Shares being offered include 2,875,576 shares acquired in connection with our Series D financing as Series D redeemable convertible preferred stock, 694,308 shares acquired in connection with our Series E financing as Series E redeemable convertible preferred stock and 797,369 shares acquired in connection with our Series F financing as Series F redeemable convertible preferred stock and such Series D, Series E and Series F redeemable convertible preferred stock will automatically convert into common stock upon the closing of this offering.
(8)	Includes 7,727,689 shares held by Granite Global Ventures III L.P. and 125,652 shares held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. is the sole general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Glenn Solomon, Thomas Ng, Hany Nada, Scott Bonham, Jixun Foo, Fumin Zhuo, Jenny Lee, and Jessie Jin are managing directors of Granite Global Ventures III L.L.C. and share voting and investment power over the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address for GGV Capital is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(9)	Includes 4,048,284 shares of common stock issuable pursuant to options exercisable within 60 days of April 30, 2011. Does not include an additional 1,431,143 shares of common stock issuable pursuant to options vested within 60 days of April 30, 2011, as such options will not be exercisable until the closing of this offering.
(10)	Includes 625,000 shares of common stock issuable pursuant to options exercisable within 60 days of April 30, 2011.
(11)	Includes 2,566,686 shares of common stock issuable pursuant to options exercisable within 60 days of April 30, 2011.
(12)	Includes 72,916 shares of common stock issuable pursuant to options exercisable within 60 days of April 30, 2011.
(13)	Includes 779,270 shares of common stock issuable pursuant to options exercisable within 60 days of April 30, 2011.
(14)	Includes 955,414 shares held by Chernin Group Pico Investments and 250,000 shares held by The Chernin Group, LLC. Mr. Chernin, one of our directors, is an affiliate of each of Chernin Group Pico Investments and The Chernin Group, LLC.
(15)	Includes 50,000 shares held by the John Gotcher Trust U/A/D 12-16-94, 50,000 shares held by the Miles Gotcher Trust U/A/D 12/16/94, 50,000 shares held by the Nicholas Gotcher Trust U/A/D 12-16-94 and 50,000 shares held by the William Gotcher Trust U/A/D 12-16-94. Mr. Gotcher, one of our directors, is an affiliate of each of these trusts.
(16)	Includes 570,473 shares held by Kavner Partners, a Delaware Multiple Series Limited Partnership (Series B), 256,847 shares held by Robert M. Kavner and Allyson P. Kavner, Trustees of Kavner Family Trust – 1999 u/i dtd. May 17, 1999, 31,867 shares held by Robert M. Kavner, Allyson P. Kavner and Thomas J. Ross, Jr., Trustees of Kathryn Ray Kavner Trust – 2000 u/i dtd. March 14, 2000 and 31,867 shares held by Robert M. Kavner, Allyson P. Kavner and Thomas J. Ross, Jr., Trustees of Reed I. Kavner Trust – 2000 u/i dtd. March 14, 2000. Mr. Kavner, one of our directors, is an affiliate of each of these entities. Also includes 200,000 shares of common stock issuable pursuant to options exercisable within 60 days of January 31, 2011. Mr. Kavner disclaims beneficial ownership with respect to all shares beneficially owned by Kavner Partners, a Delaware Multiple Series Limited Partnership (Series B), except to the extent of his pecuniary interests therein.
(17)	Includes 750,000 shares of common stock issuable pursuant to options exercisable within 60 days of April 30, 2011. Does not include an additional 1,264,756 shares of common stock issuable pursuant to options vested within 60 days of April 30, 2011, as such options will not be exercisable until the closing of this offering.
(18)

King Street Acquisition Company, L.L.C. holds the shares on behalf of King Street Capital, L.P. and King Street Capital, Ltd., each of which has delegated investment advisory responsibilities to King Street Capital Management, L.P. Brian J. Higgins and O. Francis Biondi, Jr. are each managing members of King Street Capital Management GP, L.L.C., the general partner of King Street Management, L.P. and therefore may be deemed to share voting power and investment control over the shares held by King Street Acquisition Company, L.L.C. Shares being offered were acquired in connection with our Series D financing as Series D redeemable convertible preferred, which will automatically convert into common stock upon the closing of this offering.
(19)	Includes 2,173,805 shares of common stock issuable pursuant to options exercisable within 60 days of April 30, 2011. Shares being offered were acquired pursuant to an original issuance of common stock.
(20)	Includes 1,134,224 shares held by Brian A.C. Steel and Jessica Dawn Steel, Trustees of the Steel Investment Trust u/a/d 12-08-06, or the Steel Investment Trust, 71,025 shares held by Jessica Dawn Steel, Trustee of The Jessica Dawn Steel 2011 Annuity Trust, or the Jessica Steel Annuity Trust, and 71,025 shares held by Brian A.C. Steel, Trustee of The Brian A.C. Steel 2011 Annuity Trust, or the Brian Steel Annuity Trust. Jessica Steel, one of our executive officers, and Brian Steel, her spouse, serve as trustees of the Steel Investment Trust and may be deemed to share voting power and dispositive power over the shares held by the Steel Investment Trust. Jessica Steel is the trustee of the Jessica Steel Annuity Trust and therefore may be deemed to have sole voting and dispositive power over the shares held by the Jessica Steel Annuity Trust. Brian Steel is the trustee of the Brian Steel Annuity Trust and therefore may be deemed to have sole voting and dispositive power over the shares held by the Brian Steel Annuity Trust. Also includes 139,584 shares of common stock issuable pursuant to options held by Jessica Steel and 4,166 shares of common stock issuable pursuant to options held by Brian Steel, in each case, exercisable within 60 days of April 30, 2011. All of the shares being offered are being sold by the Steel Investment Trust.
(21)	Shares being offered were acquired in connection with our Series B financing as Series B redeemable convertible preferred stock, which will automatically convert into common stock upon the closing of this offering.
(22)	Includes 786,144 shares of common stock issuable pursuant to options exercisable within 60 days of April 30, 2011.
(23)	Shares being offered were acquired pursuant to an original issuance of common stock.
(24)	Includes 514,425 shares of common stock issuable pursuant to options exercisable within 60 days of April 30, 2011.
(25)	Includes 400,000 shares of common stock issuable pursuant to options exercisable within 60 days of April 30, 2011.
(26)	North Sky Capital LLC is the general partner of North Sky Direct Fund II, LP. Scott Barrington is a managing member, and Danny Zouber and Mike Pohlen are managing directors, of North Sky Capital LLC and share voting power and investment control over the shares held by North Sky Direct Fund II, LP. Shares being offered were acquired in connection with our Series D financing as Series D redeemable convertible preferred stock, which will automatically convert into common stock upon the closing of this offering.
(27)	Shares being offered were acquired in connection with our Series B financing as Series B redeemable convertible preferred stock, which will automatically convert into common stock upon the closing of this offering.
(28)	Of the shares being offered, 176,471 shares are being acquired pursuant to an exercise of a warrant to purchase our Series C redeemable convertible preferred stock and 71,889 shares are being acquired pursuant to an exercise of a warrant to purchase our Series D redeemable convertible preferred stock. Such exercises are contingent upon the pricing of this offering, and such shares of Series C and Series D redeemable convertible preferred stock will automatically convert into common stock upon the closing of this offering. Michael Michalak, Jay Oberg, Paul Burdiss, Robert McDermott and Muneera Carr in their capacities as directors and Michael Michalak, Jay Oberg, Paul Burdiss and Thad Schaefer in their capacities as executive officers of Comerica Ventures Incorporated have shared voting power and investment control over the shares held by Comerica Ventures Incorporated. The selling stockholder is an affiliate of a registered broker-dealer. Such selling stockholder has certified that it has purchased the shares being offered by it in the ordinary course of business, and at the time of purchase of such shares, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.
(29)	Includes 204,686 shares of common stock issuable pursuant to options exercisable within 60 days of April 30, 2011.
(30)	The members of the board of directors of Venquier S.A. are Renato Bullani, Lilian De Muschett and Itzkra M. De Trute and these individuals may be deemed to share voting power and investment control over the shares held by Venquier S.A. Shares being offered were acquired in connection with our Series B financing as Series B redeemable convertible preferred stock, which will automatically convert into common stock upon the closing of this offering.
(31)	Includes 153,754 shares held by Mathew D. Nichols and Catherine C. Nichols, Trustees, or their successors in trust, under the Nichols Family Trust dated 3/27/11, and any amendments thereto, or the Nichols Family Trust. Matthew D. Nichols and Catherine C. Nichols serve as trustees of the Nichols Family Trust and may be deemed to share voting power and dispositive power over the shares held by the Nichols Family Trust. Also includes 14,013 shares of common stock issuable pursuant to options held by Matthew D. Nichols exercisable within 60 days of April 30, 2011. All of the shares being offered are being sold by the Nichols Family Trust.
(32)	Includes 56,587 shares of common stock issuable pursuant to options exercisable within 60 days of April 30, 2011.
(33)	Shares being offered include 3,000 shares acquired in connection with our Series B financing as Series B redeemable convertible preferred stock and 3,000 shares acquired in connection with our Series F financing as Series F redeemable convertible preferred stock and such Series B and Series F redeemable convertible preferred stock will automatically convert into common stock upon the closing of this offering.

(34)	Shares being offered were acquired in connection with our Series B financing as Series B redeemable convertible preferred stock, which will automatically convert into common stock upon the closing of this offering.
(35)	Includes 68,645 shares of common stock issuable pursuant to options exercisable within 60 days of April 30, 2011.
(36)	Shares being offered were acquired pursuant to an exercise of a warrant to purchase our Series B redeemable convertible preferred stock and such shares of Series B redeemable convertible preferred stock will automatically convert into common stock upon the closing of this offering.
(37)	Includes 122,790 shares of common stock issuable pursuant to options exercisable within 60 days of April 30, 2011.
(38)	Includes 104,855 shares of common stock issuable pursuant to options exercisable within 60 days of April 30, 2011.
(39)	Includes 100,000 shares of common stock issuable pursuant to options exercisable within 60 days of April 30, 2011.
(40)	Includes 93,645 shares of common stock issuable pursuant to options exercisable within 60 days of April 30, 2011.
(41)	Includes 29,041 shares of common stock issuable pursuant to options exercisable within 60 days of April 30, 2011.
(42)	Represents shares held by 46 selling stockholders not listed above who, as a group, own less than 1.0% of our outstanding common stock prior to this offering.

DESCRIPTION OF CAPITAL STOCK

General

Upon the closing of this offering, our certificate of incorporation will authorize us to issue up to 1,000,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001, all of which preferred stock will be undesignated. The following information reflects the filing of our certificate of incorporation and the conversion of all outstanding shares of our redeemable convertible preferred stock into 137,294,574 shares of common stock immediately prior to the closing of this offering.

As of April 30, 2011 we had issued and outstanding:

•	152,521,033 shares of common stock held by approximately 155 stockholders;

•	403,298 shares of common stock issuable upon exercise of warrants at a weighted average exercise price of approximately $0.71 per share; and

•	37,632,905 shares of common stock issuable upon exercise of outstanding stock options.

Upon the closing of this offering and based on shares of our common stock outstanding as of April 30, 2011, 159,727,692 shares of our common stock will be outstanding, assuming (1) the conversion of all outstanding shares of our redeemable preferred stock into 137,294,574 shares of our common stock immediately prior to the closing of this offering, (2) the conversion of outstanding warrants to purchase our redeemable convertible preferred stock into warrants to purchase 154,938 shares of our common stock immediately prior to the closing of this offering, (3) no exercise of options or warrants outstanding as of April 30, 2011, except for 957,617 shares of common stock to be issued and sold in this offering upon the exercise of vested stock options and 248,360 shares of common stock to be issued and sold in this offering upon the exercise of warrants and (4) no exercise of the underwriters’ over-allotment option.

The following descriptions of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and bylaws that will be in effect upon the closing of this offering, and applicable law. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after the offering or in the foreseeable future.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Upon the closing of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock by us could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

Upon the closing of this offering, there will be warrants outstanding exercisable for an aggregate of 154,938 shares of common stock, at a weighted average exercise price of $0.77 per share, assuming the automatic conversion of our outstanding warrants to purchase redeemable convertible preferred stock into warrants to purchase common stock upon the closing of this offering. These warrants may be exercised at any time prior to their termination date of September 4, 2016.

Registration Rights

After the closing of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act of 1933, or the Securities Act. These registration rights are contained in our Fifth Amended and Restated Investor Rights Agreement, dated as of May 20, 2010 and are described in additional detail below. These registration rights will expire five years following the closing of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or a similar exemption during any 90-day period without volume limitations. We will pay the registration expenses (other than underwriting discounts and selling commissions) of the holders of the shares registered pursuant to the registrations describe below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. For more information regarding such restrictions, see the section captioned “Underwriters.”

Demand Registration Rights

After the closing of this offering, the holders of approximately 130,625,199 shares of our common stock will be entitled to certain demand registration rights. The holders of at least 20% of these shares can, on not more than two occasions, request that we register the offer and sale of all or a portion of their shares. The request for registration must cover at least that number of shares with an anticipated gross offering price of at least $10.0 million. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. Additionally, we will not be required to effect a demand registration during the period beginning with the date of filing of, and ending 180 days following the effectiveness of a registration statement relating to the initial public offering of our securities.

Piggyback Registration Rights

After the closing of this offering, if we propose to register the offer and sale of any of our securities under the Securities Act, in connection with the public offering of such securities the holders of approximately 136,000,451 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to a company stock plan, (2) a registration related to the exchange of securities in certain corporate reorganizations or certain other transactions and (3) a registration of the issuance of common stock upon conversion of debt securities, the offer and sale of which are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

S-3 Registration Rights

After the closing of this offering, the holders of approximately 130,625,199 shares of our common stock may make a written request that we register the offer and sale of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $1.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations in a given 12-month period. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Section 203 of the General Corporation Law of the State of Delaware

We are subject to the “business combination” provisions of Section 203 of the DGCL. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws to be in effect upon the closing of this offering will provide for the following:

•

our board of directors shall be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms;

•	our stockholders do not have cumulative voting rights, and therefore our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors;

•	our board of directors may issue shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;

•

our directors may be removed by stockholders only for cause, and only our board of directors may fill vacancies created by expansion of our board of directors or the resignation, death or removal of a director;

•

subject to the rights of holders of any series of preferred stock then outstanding, all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and only a majority of our board of directors, the chairman of the board or our president or secretary may call a special meeting of stockholders;

•	our stockholders must comply with advance notice provisions to bring business before or nominate directors for election at a stockholder meeting; and

•

subject to the rights of holders of any series of preferred stock then outstanding, a 66 2/3% stockholder vote is required for the rescission, alteration, amendment or repeal of the foregoing provisions of our certificate of incorporation or bylaws by stockholders, and our board of directors may amend the bylaws by majority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring unsolicited takeover attempts or delaying or preventing changes in control of our company or changes in management. They are intended to enhance our long-term value to our stockholders by increasing the likelihood of continued stability in the composition of our board of directors and its policies and discouraging certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Listing

Our common stock has been approved for listing on the The New York Stock Exchange under the symbol “P.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “Non-U.S. Holder,” other than a Non-U.S. Holder that owns, or has owned, actually or constructively, more than 5% of our common stock. A “Non-U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	nonresident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

A “Non-U.S. Holder” does not include a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition of our common stock. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of our common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a Non-U.S. Holder in light of its particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Distributions

As discussed in the section captioned “Dividend Policy” above, we do not currently expect to make distributions on our common stock. In the event that we do make distributions of cash or other property, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce the Non-U.S. Holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock. Dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be taxed in the same manner as a U.S. person, except that the Non-U.S. Holder will generally be required to provide a properly executed Internal Revenue Service Form W-8ECI in order to claim an exemption from withholding tax. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (subject to an applicable income tax treaty providing otherwise); or

•

we are or have been a United States real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

If a Non-U.S. Holder is engaged in a trade or business in the United States and gain recognized by the Non-U.S. Holder on a sale or other disposition of our common stock is effectively connected with a conduct of such trade or business, the Non-U.S. Holder will generally be taxed in the same manner as a U.S. person, subject to an applicable income tax treaty providing otherwise. Such Non-U.S. Holders are urged to consult their own tax advisors with respect to the U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or lower treaty rate).

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends on our common stock. Pursuant to applicable income tax treaties or other agreements, the Internal Revenue Service may make these reports available to tax authorities in the Non-U.S. Holder’s country of residence. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S person, information returns may be filed with the Internal Revenue Service in connection with the proceeds from a sale or other disposition of our common stock and the Non-U.S. Holder may be subject to U.S. backup withholding on dividend payments on our common stock or on the proceeds from a sale or other disposition of our common stock. The Non-U.S. Holder’s provision of a properly completed Internal Revenue Service Form W-8BEN certifying its non-U.S. status will satisfy the certification requirements necessary to avoid backup withholding. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Recent Legislation

Recent legislation generally imposes withholding at a rate of 30% on payments to certain foreign entities (including financial intermediaries), after December 31, 2012, of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, our common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and although we expect that our common stock will be approved for listing on The New York Stock Exchange, we cannot assure you that there will be an active public market for our common stock following this offering. Future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon the closing of this offering, based on our shares outstanding as of April 30, 2011, we will have 161,930,292 shares of common stock outstanding, assuming the exercise of the underwriters’ over-allotment option, the conversion of all outstanding shares of redeemable convertible preferred stock and no exercise of any options and warrants outstanding as of April 30, 2011, except for 957,617 shares of common stock to be issued and sold in this offering upon the exercise of vested stock options and 248,360 shares of common stock to be issued and sold in this offering upon the exercise of warrants. Of these shares, the 14,684,000 shares, or 16,886,000 shares if the underwriters’ exercise their over-allotment option in full, sold in this offering by us and the selling stockholders will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 145,043,692 shares of common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
1,598,602	On the date of this prospectus.
1,828,518	Between 90 and 180 days (subject to extension) from the date of this prospectus.
145,043,692	At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an affiliate who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 1,597,277 shares immediately after this offering; and

•	the average weekly reported volume of trading of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

However, the six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six-month holding period increases to one year if we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon the closing of this offering, the holders of 136,000,451 shares of our common stock and 154,398 shares of common stock issuable upon the exercise of outstanding warrants or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Stock Options

As of April 30, 2011 options to purchase a total of 37,632,905 shares of common stock were outstanding. All of the shares subject to options are subject to lock-up agreements. An additional 1,369,357 shares of common stock were available for future option grants under our 2004 Plan.

Upon the closing of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our equity plans. Shares registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

Our officers, directors and substantially all of our stockholders, who, as of the date hereof, hold an aggregate of approximately 150,692,515 shares of our common stock on an as-converted basis, have agreed with the underwriters, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any other securities so owned convertible into or exercisable or exchangeable for common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	5,873,600
J.P. Morgan Securities LLC	2,936,800
Citigroup Global Markets, Inc.	1,468,400
William Blair & Company, L.L.C.	1,835,500
Stifel, Nicolaus & Company, Incorporated	1,835,500
Wells Fargo Securities, LLC	734,200

Total	14,684,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option, described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased, or, in the case of a default with respect to the shares covered by the underwriters’ over-allotment described below, the underwriting agreement may be terminated.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.672 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,202,600 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 2,202,600 shares of common stock from us.

	Total
	Share	No Exercise	Full Exercise
Public offering price	$16.00	$234,944,000	$270,185,600

Underwriting discounts and commissions to be paid by:
Us	$1.12	$6,720,764	$9,187,656
The selling stockholders	$1.12	$9,725,316	$9,725,316
Proceeds, before expenses, to us	$14.88	$89,290,148	$122,064,836
Proceeds, before expenses, to selling stockholders	$14.88	$129,207,772	$129,207,772

The estimated offering expenses being paid by us, exclusive of the underwriting discounts and commissions, are approximately $3.8 million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock has been approved for listing on The New York Stock Exchange under the trading symbol “P.”

We and all directors and officers and the holders of our outstanding stock, stock options and warrants have agreed that, without the prior written consent of the representatives on behalf of the underwriters, and subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•	make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

In addition, we and the holders of our outstanding stock, stock options and warrants have agreed that, without the prior written consent of the representatives on behalf of the underwriters, and subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus, file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

the grant of options or the issuance of shares of common stock by us to our employees, officers, directors, advisors or consultants pursuant to employee benefit plans in effect on the date of this prospectus;

•

the filing by us of a registration statement with the SEC on Form S-8 in respect of any shares issued under or the grant of any award pursuant to an employee benefit plan in effect on the date of this prospectus;

•

the sale or issuance of or entry into an agreement to sell or issue shares of common stock or securities convertible into or exercisable for common stock by us in connection with any (1) mergers, (2) acquisition of securities, businesses, property or other assets, (3) joint ventures, (4) strategic alliances, (5) partnerships with experts or other talent to develop or provide content, (6) equipment leasing arrangements or (7) debt financing; provided, that the aggregate number of shares of common stock or securities convertible into or exercisable for common stock (on an as-converted or as-exercised basis, as the case may be) that we may sell or issue or agree to sell or issue as described in this bullet point shall not exceed 5% of the total number of our shares of common stock issued and outstanding immediately following the completion of the offering; and provided further, that each recipient of such shares of common stock or securities convertible into or exercisable for common stock shall execute a lock-up agreement;

•

transactions by a security holder relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•

the transfer by a security holder of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (1) to an immediate family member of a security holder or to a trust formed for the benefit of such an immediate family member, (2) by bona fide gift, will or intestacy, (3) if the security holder is a corporation, partnership or other business entity (a) to another corporation, partnership or other business entity that an affiliate of such security holder or (b) as part of a disposition, transfer or distribution without consideration by the security holder to its equity holders or (4) if the security holder is a trust, to a trustor or beneficiary of the trust, provided that in each case, each transferee, donee or distributee shall sign and deliver a lock-up agreement and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the lock-up period;

•

the transfer by a security holder of shares of common stock or any securities convertible into common stock by a security holder to us upon a vesting event of our securities or upon the exercise of options or warrants to purchase our securities, in each case on a “cashless” or “net exercise” basis or to cover tax withholding obligations of the undersigned in connection with such vesting or exercise, provided no filing under Section 16(a) of the Exchange Act reporting a disposition of shares of common stock shall be required or shall be voluntarily made in connection with such vesting or exercise;

•

the establishment by a security holder of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the lock-up period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the security holder or us;

•

the conversion of our outstanding redeemable convertible preferred stock into shares of our common stock, provided that such shares of common stock remain subject to the terms of the lock-up agreement;

•

the transfer by a security holder of shares of our common stock or any security convertible into or exercisable or exchangeable for common stock to us, pursuant to agreements under which we have the option to repurchase such shares or a right of first refusal with respect to transfers of such shares;

•

the transfer by a security holder of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock that occurs by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement;

•

the transfer by a security holder of shares of our common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the common stock involving a change of control of our company, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the common stock owned by the security holder shall remain subject to the restrictions contained in this agreement; and

•

the exercise of a security holder of any right with respect to, or the taking of any other action in preparation for, a registration by us of shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, provided that no transfer of the security holder’s common stock registered pursuant to the exercise of such rights under this item shall occur, and no registration statement shall be filed, during the lock-up period.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own accounts. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters may from time to time in the future provide us with investment banking, financial advisory or other services for which they may receive customary compensation. For example, affiliates of each of the representatives are lenders under our credit facility, and an affiliate of Morgan Stanley & Co. LLC is the documentation agent and an affiliate of J.P. Morgan Securities LLC is the administrative agent for our credit facility.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, Menlo Park, California. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, is representing the underwriters in this offering.

EXPERTS

The financial statements of Pandora Media, Inc. at January 31, 2010 and 2011, and for each of the three years in the period ended January 31, 2011, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On April 21, 2010, we engaged Ernst & Young LLP as our principal independent registered public accounting firm to audit our financial statements. During the last two fiscal years and subsequent interim period preceding their engagement, Ernst & Young LLP was not consulted by us or by anyone acting on our behalf regarding any of the matters or events set forth in Item 304(a)(2)(i) or Item 304(a)(2)(ii) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of a registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in the exhibits and schedules to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and any schedules filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1500, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov. We also maintain an internet site at www.pandora.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing financial statements certified by an independent public accounting firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Pandora Media, Inc.

We have audited the accompanying balance sheets of Pandora Media, Inc. as of January 31, 2010 and 2011, and the related statements of operations, redeemable convertible preferred stock and stockholders’ deficit and cash flows for each of the three years in the period ended January 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pandora Media, Inc. at January 31, 2010 and 2011 and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2011 in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

San Francisco, California

April 1, 2011

Pandora Media, Inc.

Balance Sheets

(In thousands, except share and per share amounts)

	As of January 31,		April 30, 2011	Pro Forma Stockholders’ Equity at April 30, 2011
	2010	2011
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$16,164	$43,048	$43,718
Accounts receivable, net	19,233	42,212	41,205
Prepaid expenses and other current assets	2,280	3,516	3,236

Total current assets	37,677	88,776	88,159
Restricted cash	318	—	—
Property and equipment, net	2,035	8,683	10,010
Other assets	247	1,750	3,436

Total assets	$40,277	$99,209	$101,605

Liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$831	$1,965	$1,474
Accrued liabilities	1,041	5,532	5,329
Accrued royalties	9,044	18,080	21,086
Deferred revenue	6,147	15,910	17,456
Accrued compensation	1,440	3,815	6,596
Dividends payable	—	—	—	$29,676
Current portion of long-term debt	245	6,759	—

Total current liabilities	18,748	52,061	51,941
Long-term debt	4,095	837	7,433
Preferred stock warrant liability	300	1,027	2,550	—
Other long-term liabilities	99	1,632	1,691

Total liabilities	23,242	55,557	63,615	90,741

Redeemable convertible preferred stock, $0.0001 par value: 126,375,097, 134,051,713, and 134,051,713 shares authorized as of January 31, 2010 and 2011 and April 30, 2011 (unaudited); 125,280,526, 133,534,334 and 133,534,334 shares issued and outstanding as of January 31, 2010 and 2011 and April 30, 2011 (unaudited); no shares outstanding April 30, 2011, pro forma (unaudited); aggregate liquidation preference of $147,891 and $150,212 as of January 31, 2011 and April 30, 2011 (unaudited).	104,806	126,662	128,757	—

Commitments and contingencies (note 5)

Stockholders’ equity (deficit):
Common stock, $0.0001 par value: 185,800,000, 220,000,000, 220,000,000 and 220,000,000 shares authorized as of January 31, 2010, 2011, April 30, 2011 (unaudited) and April 30, 2011, pro forma (unaudited); 7,102,336, 14,510,655 and 15,226,459 shares issued and outstanding as of January 31, 2010 and 2011 and April 30, 2011 (unaudited); 152,521,033 shares issued and outstanding pro forma at April 30, 2011 (unaudited)	1	1	2	15
Additional paid-in capital	—	2,308	1,304	102,922
Accumulated deficit	(87,772)	(85,319)	(92,073)	(92,073)

Total stockholders’ equity (deficit)	(87,771)	(83,010)	(90,767)	10,864

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$40,277	$99,209	$101,605	$101,605

The accompanying notes are an integral part of the financial statements.

Pandora Media, Inc.

Statements of Operations

(In thousands, except per share amounts)

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2009	2010	2011	2010	2011
				(unaudited)
Revenue:
Advertising	$18,247	$50,147	$119,333	$18,446	$43,661
Subscription services and other	1,086	5,042	18,431	3,153	7,379

Total revenue	19,333	55,189	137,764	21,599	51,040
Costs and expenses:
Cost of revenue	7,398	7,892	11,559	2,390	4,360
Product development	6,116	6,026	6,736	1,499	2,731
Marketing and sales	13,265	17,426	36,250	5,433	12,964
General and administrative	4,190	6,358	14,183	2,471	6,943
Content acquisition	15,771	32,946	69,357	12,616	29,158

Total costs and expenses	46,740	70,648	138,085	24,409	56,156

Loss from operations	(27,407)	(15,459)	(321)	(2,810)	(5,116)
Other income (expense):
Interest income	247	62	31	2	2
Interest expense	(1,126)	(898)	(612)	(100)	(109)
Other income (expense), net	58	(458)	(728)	(96)	(1,509)

Loss before provision for income taxes	(28,228)	(16,753)	(1,630)	(3,004)	(6,732)
Provision for income taxes	—	—	(134)	—	(22)

Net loss	(28,228)	(16,753)	(1,764)	(3,004)	(6,754)
Deemed dividend on Series D and Series E redeemable convertible preferred stock	—	(1,443)	—	—	—
Accretion of redeemable convertible preferred stock	(58)	(218)	(300)	(81)	(70)
Increase in cumulative dividends payable upon conversion or liquidation of redeemable convertible preferred stock	(3,751)	(6,461)	(8,978)	(1,883)	(2,320)

Net loss attributable to common stockholders	$(32,037)	$(24,875)	$(11,042)	$(4,968)	$(9,144)

Basic and diluted net loss per share attributable to common stockholders	$(5.45)	$(3.84)	$(1.03)	$(0.64)	$(0.61)

Weighted-average number of shares used in computing per share amounts	5,881	6,482	10,761	7,791	14,900

Basic and diluted pro forma net loss per share attributable to common stockholders (unaudited)			$(0.01)		$(0.03)

Pro forma weighted-average shares used to compute pro forma net loss per share attributable to common stockholders (unaudited)			147,213		154,050

The accompanying notes are an integral part of the financial statements.

Pandora Media, Inc.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of January 31, 2008	70,807,707	$52,638	5,729,847	$1	—	$5	$(40,253)	$(40,247)
Issuance of Series E redeemable convertible preferred stock upon conversion of convertible promissory notes	8,639,737	14,501	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	298,297	—	58	—	—	58
Stock based compensation	—	—	—	—	333	—	—	333
Reversals of dividends on redeemable convertible preferred stock, net of accruals	—	(4,637)	—	—	334	—	4,303	4,637
Accretion of redeemable convertible preferred stock issuance costs	—	58	—	—	—	—	(58)	(58)
Comprehensive loss:
Net loss	—	—					(28,228)	(28,228)
Unrealized loss on short-term investments	—	—	—	—	—	(5)	—	(5)

Comprehensive loss								(28,233)

Balances as of January 31, 2009	79,447,444	62,560	6,028,144	1	725	—	(64,236)	(63,510)
Issuance of Series F redeemable convertible preferred stock for cash	45,833,082	34,124	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	1,074,192	—	137	—	—	137
Stock based compensation	—	—	—	—	477	—	—	477
Dividends on redeemable convertible preferred stock	—	6,461	—	—	(1,339)	—	(5,122)	(6,461)
Deemed dividend on Series D and Series E redeemable convertible preferred stock	—	1,443	—	—	—	—	(1,443)	(1,443)
Accretion of redeemable convertible preferred stock issuance costs	—	218	—	—	—	—	(218)	(218)
Comprehensive loss:
Net loss	—	—	—	—	—	—	(16,753)	(16,753)

Comprehensive loss								(16,753)

Pandora Media, Inc.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit—(Continued)

(In thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of January 31, 2010	125,280,526	104,806	7,102,336	1	—	—	(87,772)	(87,771)
Issuance of Series G redeemable convertible preferred stock for cash	8,129,338	22,206	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock upon exercise of warrant	124,470	142	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	6,148,128	—	577	—	—	577
Issuance of common stock to directors for cash	—	—	1,210,191		3,800	—	—	3,800
Issuance of common stock in exchange for non-employee services	—	—	50,000	—	157	—	—	157
Stock-based compensation	—	—	—	—	1,455	—	—	1,455
Reversals of dividends on redeemable convertible preferred stock, net of accruals	—	(792)	—	—	(3,725)	—	4,517	792
Excess tax benefit from stock-based compensation plans	—	—	—	—	44	—	—	44
Accretion of redeemable convertible preferred stock issuance costs	—	300	—	—	—	—	(300)	(300)
Comprehensive loss:
Net loss							(1,764)	(1,764)

Comprehensive loss								(1,764)

Balances as of January 31, 2011	133,534,334	$126,662	14,510,655	$1	$2,308	$—	$(85,319)	$(83,010)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	715,804	1	155	—	—	156
Stock-based compensation (unaudited)	—	—	—	—	936	—	—	936
Dividends on redeemable convertible preferred stock (unaudited)	—	2,025	—	—	(2,025)	—	—	(2,025)
Accretion of redeemable convertible preferred stock issuance costs (unaudited)	—	70	—	—	(70)	—	—	(70)
Comprehensive loss: (unaudited)
Net loss (unaudited)							(6,754)	(6,754)

Comprehensive loss (unaudited)								(6,754)

Balances as of April 30, 2011 (unaudited)	133,534,334	$128,757	15,226,459	$2	$1,304	$—	$(92,073)	$(90,767)

The accompanying notes are an integral part of the financial statements.

Pandora Media, Inc.

Statements of Cash Flows

(In thousands)

	Fiscal Year Ended January 31,			Three Months Ended April 30
	2009	2010	2011	2010	2011
				(unaudited)
Operating Activities
Net loss	$(28,228)	$(16,753)	$(1,764)	$(3,004)	$(6,754)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,151	1,143	1,578	261	759
(Gain) loss on disposition of assets	(7)	219	(15)	(15)	—
Stock-based compensation	333	477	1,455	192	936
Issuance of common stock in exchange for non-employee services	—	—	157	—	—
Remeasurement of preferred stock warrants	(50)	239	869	109	1,523
Amortization of debt discount	19	2	4	1	1
Changes in assets and liabilities:
Accounts receivable	(566)	(14,873)	(22,979)	2,726	1,007
Prepaid expenses and other assets	420	(1,955)	(2,739)	(227)	(1,406)
Accounts payable and accrued liabilities	792	1	5,482	425	(624)
Accrued royalties	10,950	(2,235)	9,036	2,028	3,006
Accrued compensation	273	709	2,375	716	2,781
Deferred revenue	210	5,552	9,763	1,811	1,546

Net cash provided by (used in) operating activities	(14,703)	(27,474)	3,222	5,023	2,775

Investing Activities
Purchases of property and equipment	(615)	(1,892)	(8,256)	(349)	(2,086)
Proceeds from sale of property and equipment	—	—	45	12	—
Changes in restricted cash	(641)	323	318	—	—
Sales of short-term investments	6,250	—	—	—	—
Maturities of short-term investments	1,973	—	—	—	—

Net cash provided by (used in) investing activities	6,967	(1,569)	(7,893)	(337)	(2,086)

Financing Activities
Borrowings under debt arrangements	6,998	7,650	3,644	3,443	—
Repayments of debt	(7,779)	(6,297)	(392)	—	(164)
Proceeds from issuance of common stock	42	122	548	258	145
Proceeds from issuance of common stock to directors for cash	—	—	3,800	—	—
Proceeds from early exercise of stock options	—	—	1,705	—	—
Proceeds from issuance of convertible promissory notes	14,501	—	—	—	—
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	—	34,124	22,206	—	—
Proceeds from buyers in investor offer	—	—	7,908	—	—
Payments to sellers in investor offer	—	—	(7,908)	—	—
Excess tax benefit from stock-based compensation plans	—	—	44	—	—

Net cash provided by (used in) financing activities	13,762	35,599	31,555	3,701	(19)

Net increase in cash and cash equivalents	6,026	6,556	26,884	8,387	670
Cash and cash equivalents at beginning of period	3,582	9,608	16,164	16,164	43,048

Cash and cash equivalents at end of period	$9,608	$16,164	$43,048	$24,551	$43,718

Supplemental disclosures of noncash financing activities
Conversion of convertible promissory notes into Series E redeemable convertible preferred stock	$(14,501)	$—	$—	$—	$—
Issuance of preferred stock warrants	$—	$12	$—	$—	$—
Issuance of Series B redeemable convertible preferred stock upon exercise of warrant	$—	$—	$142	$142	$—
Reversals of preferred stock dividends, net of accruals	$(4,637)	$—	$(792)	$—	$—
Accruals of preferred stock dividends	$—	$6,461	$—	$1,345	$2,025
Deemed dividend on Series D and Series E redeemable convertible preferred stock	$—	$1,443	$—	$—	$—
Accretion of Preferred stock issuance cost	$58	$218	$300	$81	$70
Supplemental disclosures of cash flow information
Cash paid during the period for interest	$389	$1,572	$371	$93	$299
Cash paid during the period for income tax	$—	$—	$—	$—	$96

The accompanying notes are an integral part of the financial statements.

Pandora Media, Inc.

Notes to Financial Statements

1.    Description of Business and Summary of Significant Accounting Policies

Pandora Media, Inc. (the “Company”) provides an internet radio service in the United States, offering a personalized experience for each of its listeners. The Company has developed a form of radio that uses intrinsic qualities of music to initially create stations that then adapt playlists in real-time based on the individual feedback of each listener.

The Company was incorporated in the State of California in January 2000 as TheSavageBeast.com, Inc. and changed its name in May 2000 to Savage Beast Technologies Incorporated. In July 2005, the Company changed its name to Pandora Media, Inc. In December 2010, it became a Delaware corporation by way of a merger with and into a wholly owned Delaware subsidiary, with the Delaware subsidiary remaining as the surviving corporation with the name Pandora Media, Inc. following the merger.

Effective with the year ended January 31, 2010, the Company changed its fiscal year-end from December 31 to January 31. All historic periods presented have been recast with a fiscal year end of January 31.

Unaudited Interim Financial Information

The accompanying interim balance sheet as of April 30, 2011, the statements of operations and cash flows for the three months ended April 30, 2010 and 2011 and the statement of redeemable convertible preferred stock and stockholders’ deficit for the three months ended April 30, 2011 are unaudited. These unaudited interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). In the opinion of the Company’s management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s statement of financial position as of April 30, 2011 and its results of operations and its cash flows for the three months ended April 30, 2010 and 2011. The results for the three months ended April 30, 2011 are not necessarily indicative of the results expected for the full fiscal year.

Unaudited Pro Forma Balance Sheet and Net Loss Per Share

In February 2011, the Company’s board of directors approved the filing of an initial public offering of the Company’s common stock. If the initial public offering is consummated, the Company’s preferred stock warrants will automatically convert into warrants to purchase shares of the Company’s common stock and all outstanding redeemable convertible preferred stock will automatically convert into shares of the Company’s common stock. The unaudited pro forma balance sheet gives effect to the conversion of the redeemable convertible preferred stock and reclassification of the preferred stock warrant liability to additional paid-in capital as of January 31, 2011. Upon conversion of the redeemable convertible preferred stock into shares of the Company’s common stock, the holders of the redeemable convertible preferred stock are entitled to receive dividends payable in cash or shares of common stock at the option of the Company. The Company intends to pay dividends in cash from the net proceeds of the initial public offering. The dividends ($29.7 million as of April 30, 2011) have been reflected in the pro forma stockholders’ equity as a liability. The number of shares whose proceeds would be necessary to pay the dividends based on an initial public offering price of $16.00 per share has been reflected in the pro forma weighted average shares to compute pro forma net loss per share.

Unaudited pro forma basic and diluted net loss per common share for the fiscal year ended January 31, 2011 and the three months ended April 30, 2011 have been computed to give effect to the conversion of the Company’s redeemable convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Estimates are used for the allowance for doubtful accounts, stock-based compensation, fair values of financial instruments, fair values of stock awards issued, and income taxes. To the extent there are material differences between these estimates, judgments, or assumptions and actual results, the Company’s financial statements will be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result.

Segments

The Company operates in one segment. The Company’s chief operating decision maker (the “CODM”), its Chief Executive Officer, manages the Company’s operations on a consolidated basis for purposes of allocating resources. When evaluating the Company’s financial performance, the CODM reviews separate revenue information for the Company’s advertising, subscription services and other offerings, while all other financial information is reviewed on a consolidated basis. All of the Company’s principal operations and decision-making functions are located in the United States.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents with domestic financial institutions of high credit quality. The Company performs periodic evaluations of the relative credit standing of all of such institutions.

The Company performs ongoing credit evaluations of customers to assess the probability of accounts receivable collection based on a number of factors, including past transaction experience with the customer, evaluation of their credit history, and review of the invoicing terms of the contract. The Company generally does not require collateral. The Company maintains reserves for potential credit losses on customer accounts when deemed necessary. Actual credit losses during the fiscal years ended January 31, 2009, 2010 and 2011 and the three months ended April 30, 2010 (unaudited) and 2011 (unaudited) were not significant.

For the fiscal years ended January 31, 2009 and 2011 the Company had no customers that accounted for 10% or more of total revenue. For the fiscal year ended January 31, 2010 the Company had one customer that accounted for approximately 11% of total revenue. For the three months ended April 30, 2010 and 2011 the Company had one customer that accounted for approximately 12% of total revenue.

As of January 31, 2010 and 2011 there were no customers that accounted for 10% or more of the Company’s total accounts receivable. As of April 30, 2011 (unaudited) the Company had one customer that accounted for approximately 11% of total accounts receivable.

Revenue Recognition

The Company’s revenue is principally derived from advertising services and subscription fees.

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. For all revenue transactions, the Company considers a signed agreement, a binding insertion order or other similar documentation to be persuasive evidence of an arrangement.

Advertising Revenue. The Company generates advertising revenue primarily from display, audio and video advertising. The Company generates the majority of its advertising revenue through the delivery of advertising impressions sold on a cost per thousand, or CPM, basis. In determining whether an arrangement exists, the Company ensures that a binding arrangement, such as an insertion order or a fully executed customer-specific agreement, is in place. The Company generally recognizes revenue based on delivery information from its campaign trafficking systems. In addition, the Company generates a small amount of referral revenue from performance-based arrangements, which may include the listener performing some action such as clicking on an advertisement and signing up for a membership with that advertiser. The Company records revenue from these performance-based actions when it receives third-party verification reports supporting the number of actions performed in the period. The Company generally has audit rights to the underlying data summarized in these reports.

The Company also generates advertising revenue pursuant to arrangements with advertising agencies and brokers. Under these arrangements, the Company provides the agencies and brokers the ability to sell advertising inventory on the Company’s service directly to advertisers. The Company reports this revenue net of amounts due to agencies and brokers because the Company is not the primary obligor under these arrangements, it does not set the pricing, and does not establish or maintain the relationship with the advertisers.

Subscription and Other Revenue. The Company generates subscription services revenue through the sale of access to a premium version of Pandora internet radio. Subscription revenue is also generated from usage-based fees when a listener who does not have access to a premium version of the Pandora service reaches a maximum number of listening hours on traditional computers in a given month. The listener is required to pay a nominal fee to continue the advertising-supported listening experience on traditional computers for the remainder of the month. Subscription revenue is recognized on a straight-line basis over the subscription period.

Deferred Revenue. Deferred revenue consists of both prepaid but unrecognized subscription revenue and advertising fees received or billed in advance of the delivery or completion of the services or in instances when revenue recognition criteria have not been met. Deferred revenue is recognized when the services are provided and all revenue recognition criteria have been met.

Multiple-Element Arrangements. The Company enters into arrangements with customers to sell advertising packages that include different media placements or ad services that are delivered at the same time, or within close proximity of one another.

For the fiscal years ended January 31, 2009, 2010 and 2011, because the Company had not yet established the fair value for each element and the Company’s agreements contained mid-campaign cancellation clauses, advertising sales revenue was recognized as the lesser of (1) revenue calculated on a time-based straight-line basis over the term of the contract, (2) revenue calculated on a proportional performance basis, based on an average CPM rate for the entire campaign multiplied by the number of impressions delivered to date, and (3) revenue earned on the delivered media and price as specified on the applicable insertion order.

Beginning on February 1, 2011, the Company adopted new authoritative guidance on multiple element arrangements, using the prospective method for all arrangements entered into or materially modified from the date of adoption. Under this new guidance, the Company allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables or those packages in

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

which all components of the package are delivered at the same time, based on the relative selling price method in accordance with the selling price hierarchy, which includes: (1) vendor-specific objective evidence (“VSOE”) if available; (2) third-party evidence (“TPE”) if VSOE is not available; and (3) best estimate of selling price (“BESP”) if neither VSOE nor TPE is available.

VSOE. The Company determines VSOE based on its historical pricing and discounting practices for the specific product or service when sold separately. In determining VSOE, the Company requires that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. The Company has not historically priced its advertising products within a narrow range. As a result, the Company has not been able to establish VSOE for any of its advertising products.

TPE. When VSOE cannot be established for deliverables in multiple element arrangements, the Company applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Company’s go-to-market strategy differs from that of its peers and its offerings contain a significant level of differentiation such that the comparable pricing of services cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor services’ selling prices are on a stand-alone basis. As a result, the Company has not been able to establish selling price based on TPE.

BESP. When it is unable to establish selling price using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the service were sold on a stand-alone basis. BESP is generally used to allocate the selling price to deliverables in the Company’s multiple element arrangements. The Company determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charges for similar offerings, market conditions, competitive landscape and pricing practices. The Company limits the amount of allocable arrangement consideration to amounts that are fixed or determinable and that are not contingent on future performance or future deliverables. The Company will regularly review BESP. Changes in assumptions or judgments or changes to the elements in the arrangement could cause a material increase or decrease in the amount of revenue that the Company reports in a particular period.

The Company recognizes the relative fair value of the media placements or ad services as they are delivered assuming all other revenue recognition criteria are met. As a result of implementing this recent authoritative guidance, the Company recognized $1.6 million as revenue in the three months ended April 30, 2011 that would have been deferred under the previous guidance for multiple element arrangements.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less, including demand deposits, overnight investments and money market accounts. Interest is accrued as earned. Cash equivalents are recorded at fair value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount. The Company maintains an allowance for doubtful accounts receivable balances. The allowance is based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with delinquent accounts. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectibility of its receivables in the determination of its allowance for doubtful accounts.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

Property and Equipment, Net

Property and equipment is recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Servers, computers and other related equipment	3 years
Office furniture and equipment	3 to 5 years
Leasehold improvements	Shorter of the estimated useful life of 5 years or the lease term

Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. No impairment to any long-lived assets has been recorded in any of the fiscal years presented.

Internal Use Software and Website Development Costs

Costs incurred to develop software for internal use are required to be capitalized and amortized over the estimated useful life of the asset if certain criteria are met. Costs related to design or maintenance of internal-use software are expensed as incurred. The Company evaluates the costs incurred during the application development stage of website development to determine whether the costs meet the criteria for capitalization. Costs related to preliminary project activities and post implementation activities are expensed as incurred. As of January 31, 2010 and 2011 and April 30, 2011, the Company had not incurred material costs related to internal use software and website development and no such costs had been capitalized.

Fair Value Measurements of Financial Instruments

The Company records cash equivalents, restricted cash and preferred stock warrant liability at fair value.

Fair value is an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Fair value measurements are required to be disclosed by level within the following fair value hierarchy:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Whenever possible the Company uses observable market data, and relies on unobservable inputs only when observable market data is not available, when determining fair value. On a recurring basis, the Company measures at fair value certain financial assets and liabilities, which consist of cash equivalents and marketable securities.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

The Company’s cash equivalents are classified as Level 1 of the fair value hierarchy because they are valued primarily using quoted market prices, or alternative pricing sources and models utilizing market observable inputs with reasonable levels of price transparency.

The fair value of these financial assets and liabilities was determined using the following inputs at January 31, 2010 and 2011 and April 30, 2011 (unaudited):

	Fair Value Measurement Using			Total

	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Fair values as of January 31, 2010
Assets:
Money market funds	$7,922	$—	$—	$7,922
U.S. government agency securities	4,035	—	—	4,035

Total assets measured at fair value	$11,957	$—	$—	$11,957

Liabilities:
Preferred stock warrants	$—	$—	$300	$300

Total liabilities measured at fair value	$—	$—	$300	$300

Fair values as of January 31, 2011
Assets:
Money market funds	$38,074	$—	$—	$38,074

Total assets measured at fair value	$38,074	$—	$—	$38,074

Liabilities:
Preferred stock warrants	$—	$—	$1,027	$1,027

Total liabilities measured at fair value	$—	$—	$1,027	$1,027

Fair values as of April 30, 2011
Assets:
Money market funds (unaudited)	$40,580	$—	$—	$40,580

Total assets measured at fair value (unaudited)	$40,580	$—	$—	$40,580

Liabilities:
Preferred stock warrants (unaudited)	$—	$—	$2,550	$2,550

Total liabilities measured at fair value (unaudited)	$—	$—	$2,550	$2,550

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

The following table provides a roll-forward of the fair value of the preferred stock warrants categorized as Level 3 for the years ended January 31, 2010 and 2011 and the three months ended April 30, 2011 (unaudited) (in thousands):

Balance at January 31, 2009	$49
Issuance of preferred stock warrants	12
Remeasurement of preferred stock warrants	239

Balance at January 31, 2010	300
Exercise of preferred stock warrants	(142)
Remeasurement of preferred stock warrants	869

Balance at January 31, 2011	1,027
Remeasurement of preferred stock warrants (unaudited)	1,523

Balance at April 30, 2011 (unaudited)	$2,550

The Company’s preferred stock warrants at January 31, 2010 and 2011 and April 30, 2011 (unaudited) are categorized as Level 3. The Company’s preferred stock warrants were classified as Level 3 because they were valued based on unobservable inputs and management’s judgment due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of such financial instruments. The Company performs a fair value assessment of the preferred stock warrant inputs at each reporting period. These assumptions are inherently subjective and involve significant management judgment. Any change in fair value is recognized as a component of other income (expense), net, on the statements of operations.

Stock-Based Compensation

Stock-based payments made to employees, including grants of employee stock options, are recognized in the statements of operations based on their fair values. The Company recognizes stock-based compensation for awards granted that are expected to vest, on a straight-line basis using the single-option attribution method over the service period of the award, which is generally four years. Because stock-based compensation expenses recognized in the statements of operations are based on awards ultimately expected to vest, they have been reduced for estimated forfeitures. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rates used for valuing stock-based compensation payments were estimated based on historical experience. The Company estimates the fair value of employee stock options using the Black-Scholes valuation model. The determination of the fair value of a stock-based award is affected by the deemed fair value of the underlying stock price on the grant date, as well as other assumptions including the risk-free interest rate, the estimated volatility of the Company’s stock price over the term of the award, the estimated period of time that the Company expects employees to hold their stock options and the expected dividend rate.

The Company has elected to use the “with and without” approach as described in ASC 740-20-45-7 in determining the order in which tax attributes are utilized. As a result, the Company will only recognize a tax benefit from stock-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. In addition, the Company has elected to account for the indirect effects of stock-based awards on other tax attributes, such as the research tax credit, through the statement of operations.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

Preferred Stock Warrant Liability

The Company accounts for freestanding warrants to purchase shares of its redeemable convertible preferred stock as a liability on the balance sheets at fair value. The preferred stock warrants are recorded as a liability because the underlying shares of redeemable convertible preferred stock are contingently redeemable and, therefore, may obligate the Company to transfer assets at some point in the future. The warrants are subject to remeasurement to fair value at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net, on the statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of a deemed liquidation event, conversion of redeemable convertible preferred stock into common stock, or until the holders of the redeemable convertible preferred stock can no longer trigger a deemed liquidation event. At that time, the preferred stock warrant liability will be reclassified to redeemable convertible preferred stock or to common stock in the event of conversion of redeemable convertible preferred stock into common stock.

Cost of Revenue

Cost of revenue consists of the infrastructure costs related to content streaming, maintaining the Company’s service and creating and serving advertisements through third party ad serving technology providers, including the employee costs associated with supporting these functions. The Company makes payments to third-party ad servers for the period the advertising impressions or click-through actions are delivered or occur, and accordingly, the Company records this as a cost of revenue in the related period.

Product Development Expenses

The Company incurs product development expenses consisting of employee compensation, information technology, consulting, facilities-related expenses and costs associated with supporting consumer connected-device manufacturers in implementing its service in their products. The Company incurs product development expenses primarily for improvements to its website, the Pandora app, development of new advertising products and development and enhancement of the Music Genome Project. The Company expenses product development costs as incurred.

Advertising Expenses

Advertising expenses are expensed as incurred. Total advertising expenses incurred were $3.4 million, $ 0.6 million, $3.0 million, $0.1 million (unaudited), and $1.6 million (unaudited) for the years ended January 31, 2009, 2010, and 2011, and the three months ended April 30, 2010 and 2011, respectively.

Content Acquisition Costs

Content acquisition costs principally consist of royalties paid for the right to stream music to the Company’s listeners. Royalties are calculated using negotiated rates documented in master royalty agreements and based on usage measures or revenue earned. The performance rights organizations to which royalties are paid have the right to audit the Company’s playlist and payment records.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred income taxes are recognized for differences

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

between financial reporting and tax bases of assets and liabilities at the enacted statutory tax rates in effect for the years in which the temporary differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the realizability of deferred tax assets and valuation allowances are provided when necessary to reduce net deferred tax assets to the amounts expected to be realized.

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company will recognize interest and penalties related to unrecognized tax benefits in the income tax (benefit) provision in the accompanying statement of operations.

The Company calculates the current and deferred income tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed income tax returns are recorded when identified. The amount of income taxes paid is subject to examination by U.S. federal and state tax authorities. The estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts and circumstances existing at that time. To the extent that the assessment of such tax positions change, the change in estimate is recorded in the period in which the determination is made.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period.

Diluted net loss per share is computed by giving effect to all potential shares of common stock, including stock options, warrants and redeemable convertible preferred stock, to the extent dilutive. Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential common shares outstanding would have been anti-dilutive.

Recently Issued Accounting Standards

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-13 regarding Accounting Standard Codification (“ASC”) Subtopic 605-25, Revenue Recognition – Multiple-element Arrangements. This ASU addresses criteria for separating the consideration in multiple-element arrangements. ASU 2009-13 requires companies to allocate the overall consideration to each deliverable by using a BESP of individual deliverables in the arrangement in the absence of VSOE or other TPE of the selling price. The changes under ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified subsequent to adoption. The Company adopted the changes under ASU 2009-13 effective February 1, 2011. Under the previous accounting guidance, the Company treated its multiple element arrangements as a single unit of accounting as the Company generally did not have evidence of fair value for its undelivered elements. Under the new guidance, the Company will use BESP when neither VSOE nor TPE are available. As a result, the Company is able to recognize the relative fair value of the elements as they are delivered, assuming other revenue recognition criteria are met. As a result of implementing ASU 2009-13, the Company recognized $1.6 million as revenue in the three months ended April 30, 2011 that would have been deferred under the previous guidance for multiple element arrangements.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

Effective February 1, 2010, the Company adopted new authoritative guidance on fair value measurements and disclosures. The new guidance requires additional disclosures regarding fair value measurements, amends disclosures about postretirement benefit plan assets, and provides clarification regarding the level of disaggregation of fair value disclosures by investment class. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that is effective for reporting periods beginning after December 15, 2010. Accordingly, the Company adopted this new guidance beginning February 1, 2010, except for the additional Level 3 requirements, which the Company adopted on February 1, 2011. Level 3 assets and liabilities are those whose fair value inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The adoption of this guidance did not have a material impact on the Company’s financial statements.

2.    Property and Equipment

Property and equipment consisted of the following:

	As of January 31,
	2010	2011
	(in thousands)
Servers, computers, and other related equipment	$2,826	$7,695
Office furniture and equipment	243	983
Leasehold improvements	126	2,710

	3,195	11,388
Less accumulated depreciation and amortization	(1,160)	(2,705)

Property and equipment, net	$2,035	$8,683

Depreciation and amortization expenses totaled $1.2 million, $1.1 million, $1.6 million, $0.3 million (unaudited), and $0.8 million (unaudited) for the years ended January 31, 2009, 2010 and 2011 and the three months ended April 30, 2010 and 2011, respectively.

3.    Financial Instruments

Cash and cash equivalents consisted of the following:

	As of January 31,		As of April 30,
	2010	2011	2011
			(unaudited)
	(in thousands)
Cash and cash equivalents:
Cash	$4,207	$4,974	$3,138
U.S. government sponsored entity bonds	4,035	—
Money market funds	7,922	38,074	40,580

Total cash and cash equivalents	$16,164	$43,048	$43,718

As of January 31, 2010 and 2011 and April 30, 2011 (unaudited) the cost basis of the Company’s cash and cash equivalents approximated their fair values and as a result no unrealized gains or losses were recorded as of January 31, 2010 and 2011 and April 30, 2011 (unaudited).

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

4.    Accounts Receivable

Accounts receivable, net consisted of the following:

	As of January 31,		As of April 30,
	2010	2011	2011
			(unaudited)
	(in thousands)
Accounts receivable	$19,269	$42,715	$41,647
Allowance for doubtful accounts	(36)	(503)	(442)

Accounts receivable, net	$19,233	$42,212	$41,205

Bad debt expenses totaled approximately $23,000, $166,000, $485,000 and $17,000 (unaudited) for the fiscal years ended January 31, 2009, 2010 and 2011 and the three months ended April 30, 2010, respectively. For the three months ended April 30, 2011 the Company recorded a net credit to bad debt expense of $8,000 (unaudited). The credit resulted from recording bad debt expense recoveries that exceeded the additions to the allowance. For the year ended January 31, 2011, the Company wrote off certain customer balances of $54,000 and recognized recoveries of amounts previously written off of $36,000. For the three months ended April 30, 2011, the Company wrote off $61,000 of accounts receivable that had been fully reserved.

5.    Commitments and Contingencies

Leases

The Company conducts its operations using leased office facilities in various locations.

The following is a schedule of future minimum lease payments under operating leases as of January 31, 2011 (in thousands):

Fiscal Year Ending January 31,
2012	$1,961
2013	2,202
2014	2,178
2015	2,237
2016	2,310
All future years	3,934

Total minimum lease payments	$14,822

The Company leases office space under arrangements expiring through 2015. Rent expenses for the years ended January 31, 2009, 2010 and 2011 and the three months ended April 30, 2010 and 2011 were $0.6 million, $0.8 million, $1.3 million, $0.2 million (unaudited), and $0.5 million (unaudited), respectively.

For operating leases that include escalation clauses over the term of the lease, tenant improvement reimbursements and rent abatement periods, the Company recognizes rent expenses on the straight-line basis over the lease term including expected renewal periods. The difference between rent expenses and rent payments is recorded as deferred rent in current and long-term liabilities. Deferred rent totaled $0.1 million, $0.3 million, and $0.4 million (unaudited) as of January 31, 2010 and 2011 and April 30, 2011, respectively.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

Letters of Credit

At January 31, 2010 the Company had an outstanding letter of credit with the Company’s primary commercial bank for approximately $0.3 million. The letter of credit was being used to secure an operating lease for the Company’s headquarters. As of January 31, 2011, the Company had terminated the letter of credit.

Litigation

From time to time, the Company may become subject to legal proceedings, claims, and litigation arising in the ordinary course of business. In addition, the Company may receive letters alleging infringement of patent or other intellectual property rights. The outcomes of these matters are not reasonably estimable. The Company is not a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows, or financial condition should such litigation be resolved unfavorably.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with directors and certain officers and employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees.

While the outcome of these matters cannot be predicted with certainty, the Company does not believe that the outcome of any claims under indemnification arrangements will have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

6.    Income Taxes

The provision for income tax expense consists of the following:

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2009	2010	2011	2010	2011
	(in thousands)			(unaudited)
Current
Federal	$—	$—	$—	$—	$—
State and local	—	—	134	—	22

Total current income tax expense	—	—	134	—	22

Deferred
Federal	—	—	—	—	—
State and local	—	—	—	—	—
Total deferred income tax expense	—	—	—	—	—

Total income tax expense	$—	$—	$134	$—	$22

The state income tax provision increased to $22,000 (unaudited) from $0 (unaudited) for the same period in fiscal 2010 as a result of gross receipts taxes owed in states where we had newly identified filing obligations.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

The following table presents a reconciliation of the statutory federal rate and the Company’s effective tax rate for the periods presented.

	Fiscal Year Ended January 31,
	2009	2010	2011
	(in thousands)
U.S. federal taxes at statutory rate	34%	34%	34%
State taxes, net of federal benefit	8	7	15
Permanent differences	(1)	(2)	(55)
Federal R&D credit (net of reserve)	—	—	7
Change in valuation allowance	(41)	(39)	86
Change in rate	—	—	(93)
Other	—	—	(2)

Effective tax rate	—%	—%	(8%)

The major components of deferred tax assets and liabilities were as follows:

	As of January 31,
	2010	2011
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$31,220	$30,640
Tax credit carryforwards	912	1,178
Allowances and other	566	1,400
Depreciation and amortization	335	184

Total deferred tax assets	33,033	33,402

Deferred tax liabilities:
Allowances and other	(226)	—
Depreciation and amortization	—	(1,995)

Total deferred tax liabilities	(226)	(1,995)
Valuation allowance	(32,807)	(31,407)

Net deferred tax assets	$—	$—

At January 31, 2011, the Company had federal net operating loss carryforwards of approximately $79.6 million, which includes stock-based compensation deductions of approximately $2.0 million and tax credit carryforwards of approximately $0.7 million. The federal net operating losses and tax credits expire in years beginning in 2020. At January 31, 2011, the Company had state net operating loss carryforwards of approximately $75.6 million which expire in years beginning in 2013. In addition, the Company had state tax credit carryforwards of approximately $1.8 million that do not expire. Under Section 382/383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We have previously experienced “ownership changes” under section 382 of the Code and comparable state tax laws. We estimate that approximately $1.7 million of our federal and approximately $1.9 million of our state net operating losses will expire unused due to the limitation in Section 382 of the Code.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

During the fiscal year ended January 31, 2011 the Company’s valuation allowance decreased by approximately $1.4 million. At January 31, 2010 and 2011, the Company maintained a full valuation allowance on its net deferred tax assets. The valuation allowance was determined in accordance with the provisions of ASC 740, Accounting for Income Taxes, which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction by jurisdiction basis. The Company’s history of cumulative losses, along with expected future U.S. losses required that a full valuation allowance be recorded against all net deferred tax assets. The Company intends to maintain a full valuation allowance on net deferred tax assets until sufficient positive evidence exists to support reversal of the valuation allowance.

At January 31, 2011, unrecognized tax benefits of approximately $0.7 million, if recognized, would not affect the Company’s effective tax rate as the tax benefit would increase a deferred tax asset which is currently offset with a full valuation allowance. The Company does not anticipate that the amount of existing unrecognized tax benefit will significantly increase or decrease within the next 12 months. Accrued interest and penalties related to unrecognized tax benefits are recorded as income tax expenses. The Company did not have such interest, penalties or tax benefits during the fiscal year ended January 31, 2011.

The Company files income tax returns in the United States, California and other states. Tax years 2000 to 2010 remain subject to examination for U.S. federal and state purposes. All net operating losses and tax credits generated to date are subject to adjustment for U.S. federal and state purposes. The Company is not currently under examination in federal or state jurisdictions.

7.    Debt Instruments

In December 2008, the Company entered into a credit facility with a financial institution. The amount of borrowings available under the credit facility was based on the Company’s monthly accounts receivable balance and amounts borrowed were collateralized by the Company’s personal property. The credit facility bore an interest rate of 3.5% plus the greater of the financial institution’s prime rate or 4.0%. In September 2009, the terms of the credit facility were amended and the financial institution provided a $10.0 million revolving line of credit. The amended credit facility bears an interest rate of the greater of the financial institution’s prime rate plus 0.5% or 4.5% per annum. As of January 31, 2011 the interest rate was 4.5%. In February 2011, the credit facility was extended to June 2011. As of January 31, 2010 and 2011, the Company’s outstanding balance due under the credit facility was $3.5 million and $6.0 million, respectively. As of January 31, 2011 the Company had $4.0 million of available borrowing under the credit facility. The collateral for the amended credit facility consists of all Company personal and intellectual property other than property securing the equipment financing line described below. The credit facility contains customary events of default, conditions to borrowing and covenants, including restrictions on the Company’s ability to dispose of assets, make acquisitions, incur debt, incur liens and make distributions to stockholders. The credit facility also includes certain financial covenants, such as maintenance of an asset coverage ratio of 1.75 to 1 or a cash and cash equivalents balance of $10.0 million. In the event of a default, the financial institution may accelerate amounts outstanding, terminate the credit facility and foreclose on collateral. As of July 31, 2010, the Company was in violation of a requirement to provide audited financial statements to the financial institution within 180 days of the Company’s fiscal year-end. The financial institution waived the covenant requiring audited financial statements until February 15, 2011 and the Company was in compliance as of that date.

In September 2009, the Company entered into a $2.0 million equipment financing line with a financial institution. Each draw on the equipment financing line bears interest at the rate of 9.0% per annum and matures in 36 months. For the first six months after each advance, the Company is required to pay interest only, after which the Company is required to make 30 equal monthly payments of interest and principal. As of January 31,

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

2011 the Company had drawn $1.6 million on the equipment financing line, with the latest draw maturing in September 2013. The collateral for the equipment financing line consists of all equipment purchased under the agreement by the Company. The equipment financing line contains customary events of default, conditions of borrowing and covenants. In the event of a default, the financial institution may accelerate amounts outstanding, terminate the financing line and foreclose on collateral. As of July 31, 2010, the Company was in violation of a requirement to provide audited financial statements to the financial institution within 180 days of the Company’s fiscal year-end. The financial institution waived the covenant requiring audited financial statements until March 31, 2011. The Company was in compliance as of February 11, 2011. In connection with this equipment financing agreement, the Company issued two warrants to acquire a total of 154,938 shares of Series F redeemable convertible preferred stock (“Series F”) at an exercise price of $0.7745 per share. See note 11 – Preferred Stock Warrants for additional information.

The components of long-term debt as of January 31, 2011 were as follows (in thousands):

Equipment financing agreement (9.0% per annum)	$1,602
Credit facility agreement (0.5% above the prime rate per annum)	6,000
Unamortized debt discount	(6)

Total debt obligations	7,596
Current portion of long-term debt	(6,759)

Total long term debt obligation	$837

Future contractual maturities of the long-term debt at January 31, 2011 were as follows (in thousands):

Fiscal Year Ended January 31,
2012	$6,759
2013	753
2014	84

Total future debt payments	$7,596

As of April 30, 2011 the Company had outstanding borrowings of $6.0 million (unaudited) and $1.4 million (unaudited) under the credit facility agreement and the equipment financing agreement, respectively. In connection with the execution of a new credit facility in May 2011 the Company paid all outstanding borrowings under the credit facility agreement and equipment financing agreement and terminated both agreements on May 13, 2011 (unaudited). Because the Company had the intent and ability to refinance the borrowings outstanding as of April 30, 2011, the amounts have been classified as long-term debt on the April 30, 2011 balance sheet (unaudited).

8.    Stock-based Compensation Plans and Awards

Stock Option Plans

In February 2000, the board of directors of the Company adopted the 2000 Stock Incentive Plan, as amended (the “2000 Plan”). In March 2004, the board of directors of the Company adopted the 2004 Stock Option Plan (the “2004 Plan”), which provides for the issuance of incentive and non-statutory options to employees and nonemployees of the Company (collectively, the “Plans”). The Plans are administered by the compensation committee of the board of directors of the Company (the “Plan Administrator”).

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

Under both of the Plans, the Plan Administrator determines various terms and conditions of option and restricted stock grants, including option expiration dates (generally ten years from the date of grant), vesting terms (generally over a four-year period, with 25% vesting at the end of the first year and the balance vesting ratably on a monthly basis over the remaining period), and payment terms. The Plans provide for stock option grants at an exercise price as determined by the Plan Administrator, but in the case of incentive stock options, no less than 100% of the fair market value of the common stock subject to the option on the date of grant and 110% for owners of 10% or more of the Company’s common stock.

Given the absence of a public trading market, the Company’s board of directors considered numerous objective and subjective factors to determine the fair market value of its common stock at each meeting at which stock option grants were approved. These factors included, but were not limited to; (i) contemporaneous valuations of common stock; (ii) the rights and preferences of redeemable convertible preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) developments in the business; (v) recent issuances of redeemable convertible preferred stock; (vi) the likelihood of achieving a liquidity event, such as an initial public offering, or sale of the Company, given prevailing market conditions and (vii) secondary transactions in the Company’s common and preferred stock. These determinations of fair market value were used for purposes of determining the Black-Scholes fair value of the Company’s stock option awards and related stock-based compensation expenses.

Additionally, certain of the Company’s option agreements provide the right to exercise those options before they are vested. The Company has a right to repurchase any unvested shares at a repurchase price equal to the exercise price during the 90-day period following the termination of an individual’s service with the Company for any reason. In addition, the Company has a right of first refusal in favor of the Company pursuant to which the individual will be required to offer shares to the Company before selling or transferring them to any third party, prior to the date on which the common stock becomes a publicly traded company and equal to the exercise price on such terms and subject to such conditions as is reflected in the applicable option agreement or restricted stock purchase agreement.

Valuation of Awards

The per-share fair value of each stock option was determined on the date of grant using the Black-Scholes option pricing model using the following assumptions:

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2009	2010	2011	2011
				(unaudited)
Expected life (in years)	6.02 - 6.08	5.73 - 6.15	5.91 - 6.09	5.72 - 7.02
Risk-free interest rate	1.79% - 3.67%	2.51% - 2.81%	1.41% - 2.92%	2.28% - 3.30%
Expected volatility	49% - 55%	56% - 60%	57% - 58%	54% - 57%
Expected dividend yield	0%	0%	0%	0%

The expected term of stock options granted represents the weighted average period that the stock options are expected to remain outstanding. The Company determined the expected term assumption based on the Company’s historical exercise behavior combined with estimates of the post-vesting holding period. Expected volatility is based on historical volatility of peer companies in the Company’s industry that have similar vesting and contractual terms. The risk free interest rate is based on the implied yield currently available on U.S. Treasury issues with terms approximately equal to the expected life of the option. The Company currently has no history or expectation of paying cash dividends on its common stock.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

Common Stock

The Company had reserved the following number of shares of common stock as of January 31, 2011, for the potential conversion of outstanding redeemable convertible preferred stock, the exercise of warrants on redeemable convertible preferred stock and the exercise of stock options:

Outstanding stock options	33,407,775
Reserved for future option grants	6,310,291

Total reserved for stock option exercises		39,718,066

Warrants to purchase redeemable convertible preferred stock (As adjusted for anti-dilution effect of Series F)		403,298

Redeemable convertible preferred stock:
Series A	375,000
Series B	24,859,899
Series C	23,884,315
Series D (as adjusted for anti-dilution effect of Series F)	24,011,053
Series E (as adjusted for anti-dilution effect of Series F)	10,201,887
Series F	45,833,082
Series G	8,129,338
		137,294,574

Total common stock reserved for future issuances		177,415,938

The Company has the option to settle accrued dividends on the redeemable convertible preferred stock in cash or shares of common stock. The table above excludes 8,712,225 shares of common stock that would be issued if the Company were to settle these dividends in shares of common stock.

Each share of common stock has the right to one vote per share. The holders of common stock are also entitled to receive dividends as and when declared by the board of directors of the Company, whenever funds are legally available. These rights are subordinate to the dividend rights of holders of all classes of stock outstanding at the time.

Early Exercise Liability. In connection with the early exercise of stock options, the Company has the right, but not the obligation, to repurchase unvested shares of common stock upon termination of the individual’s service to the Company at the original purchase price per share. During the fiscal years ended January 31, 2009 and 2010 and the three months ended April 30, 2011 there were no early exercises. During the fiscal year ended January 31, 2011, employees early exercised a total of 691,667 shares of common stock, subject to these terms.

As of January 31, 2009, 2010, and 2011 and April 30, 2011, 176,042, 51,042, 684,896, and 666,146 (unaudited) unvested restricted shares, respectively, of common stock were subject to repurchase. Repurchase rights with respect to the 684,896 and 666,146 (unaudited) restricted shares outstanding as of January 31, 2011 and April 30, 2011 will expire ratably between February 1, 2011 and January 31, 2015.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

Stock Options. Stock option activity during the years ended January 31, 2009, 2010 and 2011 and the three months ended April 30, 2011 (unaudited) was as follows:

	Options Outstanding
	Shares Available for Grant	Outstanding Stock Options	Weighted-Average Exercise Price	Aggregate(1) Intrinsic Value
	(in thousands, except per share data)
Balance as of January 31, 2008	985,432	17,999,996	$0.12	$4,006

Additional shares authorized	4,000,000
Granted	(1,595,500)	1,595,500	0.50
Exercised	—	(298,297)	0.14
Cancelled	589,974	(589,974)	0.34

Balance as of January 31, 2009	3,979,906	18,707,225	$0.14	$7,205

Additional shares authorized	16,793,255
Granted	(14,104,119)	14,104,119	0.16
Exercised	—	(1,074,192)	0.11
Cancelled	349,559	(349,559)	0.32

Balance as of January 31, 2010	7,018,601	31,387,593	$0.15	$1,656

Additional shares authorized	7,500,000
Granted	(8,629,500)	8,629,500	2.16
Exercised	—	(6,148,128)	0.37
Cancelled	421,190	(421,190)	0.35

Balance as of January 31, 2011	6,310,291	33,407,775	$0.63	$83,960

Granted (unaudited)	(5,158,325)	5,158,325	5.67
Exercised (unaudited)	—	(715,804)	0.20
Cancelled (unaudited)	217,391	(217,391)	2.16

Balance as of April 30, 2011 (unaudited)	1,369,357	37,632,905	$1.32	$216,477

(1)	Amounts represent the difference between the exercise price and the fair value of common stock at each period end for all in the money options outstanding based on the fair value per share of common stock of, $0.53, $0.17, $3.14 and $7.07 (unaudited) as of January 31, 2009, 2010 and 2011 and the three months ended April 30, 2011, respectively.

Aggregate intrinsic value of options exercisable as of January 31, 2011 was $50.7 million based on a fair value of $3.14 per share. Aggregate intrinsic value of options vested and expected to vest as of January 31, 2011 was $81.9 million with a weighted average exercise price of $0.63.

Options to Non-Employees. The per-share fair value of stock options granted to non-employees is determined on the date of grant using the Black-Scholes option pricing model with the same assumptions as those used for employee awards with the exception of expected term. The expected term for performance-based and non-employee awards is the contractual term of 10 years.

As of January 31, 2009, 2010 and 2011 and April 30, 2011 (unaudited), respectively, a total of 1,137,079, 406,595, 431,359 and 336,629 common stock options, issued to non-employees were vested and outstanding.

During the years ended January 31, 2009, 2010 and 2011, the Company recorded $97,000, $3,000 and $15,500, respectively, in stock-based compensation expenses related to stock option grants made to

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

non-employees. As of January 31, 2011, total compensation cost related to stock options granted to non-employees but not yet recognized, was $102,000 which the Company expects to recognize over a weighted-average period of 3.5 years.

Option Granted to Related Party

During January of 2011, the Company entered into a consulting arrangement with a spouse of one of the Company’s executive officers, pursuant to which the consultant will provide consulting services to the Company for a period of four years. Pursuant to this arrangement, the Company granted the consultant options to purchase 40,000 shares of its common stock at $3.14 per share, to vest over four years at a rate of 1/48th per month. Using the Black-Scholes option pricing model, the initial grant date fair value of these options was determined to be $60,000. These options will be remeasured each reporting period as the options vest and recognized as compensation expense over the four year term of the arrangement. As of January 31, 2011, no compensation cost has been recognized related to these options.

Issuance of common stock in exchange for non-employee services

In July 2010 the Company issued 50,000 shares of common stock to an external recruiting firm for services provided. Compensation expense of $157,000 was recognized upon issuance of the shares based on the fair value of the shares on the date the shares were issued.

Stock-based Compensation Expenses

The weighted-average fair value of stock option grants made during the fiscal years ended January 31, 2009, 2010, and 2011 was $0.26, $0.09 and $1.17 per share, respectively. As of January 31, 2011, total compensation cost related to stock options granted, but not yet recognized, was $8.6 million which the Company expects to recognize over a weighted-average period of approximately 3.5 years.

The intrinsic value of options exercised during the years ended January 31, 2009, 2010 and 2011 and the three months ended April 30, 2010 and 2011 was $93,000, $89,000, $5.8 million, $406,000 (unaudited), and $2.4 million (unaudited), respectively. The total fair value of shares vested during the years ended January 31, 2009, 2010 and 2011 was $217,000, $440,000 and $909,000, respectively.

Stock-based compensation expenses related to all employee and non-employee stock-based awards was as follows:

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2009	2010	2011	2010	2011
				(unaudited)
	(in thousands)
Stock-based compensation expenses:
Cost of revenue	$14	$18	$85	$6	$64
Product development	54	125	329	40	177
Marketing and sales	188	225	549	76	423
General and administrative	77	109	492	70	272

Total stock-based compensation, recorded in costs and expenses	$333	$477	$1,455	$192	$936

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

9.    Redeemable Convertible Preferred Stock

Redeemable Convertible Series F Preferred Stock

During the fiscal year ended January 31, 2010, the Company issued 45,833,082 shares of Series F for approximately $34.1 million of cash, net of issuance costs of approximately $1.4 million.

Redeemable Convertible Series G Preferred Stock

During the fiscal year ended January 31, 2011, the Company issued 8,129,338 shares of Series G redeemable convertible preferred stock (“Series G”) for approximately $22.2 million in cash, net of issuance costs of approximately $44,000.

Redeemable convertible preferred stock was as follows as of January 31, 2011:

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Aggregate Liquidation Preference	Accumulated Dividends	Cumulative Aggregate Liquidation Preference
	(in thousands, except share data)
Series A	375,000	375,000	$1,500	$1,500	$—	$1,500
Series B	24,859,899	24,859,899	9,806	9,362	5,067	14,429
Series C	24,060,786	23,884,315	12,675	12,181	5,031	17,212
Series D	21,878,271	21,812,963	26,692	25,050	9,191	34,241
Series E	8,639,737	8,639,737	16,016	14,694	2,398	17,092
Series F	45,988,020	45,833,082	36,512	35,498	4,420	39,918
Series G	8,250,000	8,129,338	23,461	22,250	1,249	23,499

	134,051,713	133,534,334	$126,662	$120,535	$27,356	$147,891

The following is a summary of the rights and preferences of the classes of redeemable convertible preferred stock as of January 31, 2011:

Dividends. The holders of shares of the Company’s redeemable convertible preferred stock are entitled to receive dividends at the rate of $0.03, $0.04, $0.092, $0.136, $0.06196 and $ 0.219 per year on each outstanding share of Series B redeemable convertible preferred stock (“Series B”), Series C redeemable convertible preferred stock (“Series C”), Series D redeemable convertible preferred stock (“Series D”), Series E redeemable convertible preferred stock (“Series E”), Series F and Series G, respectively (as adjusted for any stock dividends, combinations or splits with respect to such shares). Such dividends are cumulative, meaning they accrue, until paid, from the date of issuance of each round of shares, whether or not declared. If redeemable convertible preferred stock is converted to common stock, all accrued but unpaid dividends on the shares converted shall be paid in full. At the Company’s election, such dividends may be paid either in cash or by issuance of shares of common stock based upon the fair market value of the common stock as of the conversion date. If a dividend is paid on any share of common stock, all preferred stockholders are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted to common stock basis).

Liquidation Preference. In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of the Company’s outstanding redeemable convertible preferred stock are entitled to receive out of the proceeds of such liquidation the greater of their stated liquidation preference and the amount such holders would have received had they converted their preferred stock into common stock immediately prior to such dissolution. For each series of redeemable convertible preferred stock, the stated

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

liquidation preference per share is equal to the original issue price plus accrued but unpaid dividends. The per share and aggregate liquidation preferences of each series of redeemable convertible preferred stock as of January 31, 2011 is summarized above. Among the holders of redeemable convertible preferred stock such proceeds shall be distributed in the following order: (i) first, to holders of Series G and Series F, on a pari passu basis; (ii) second, to holders of Series E; (iii) third, to holders of Series D; (iv) fourth, to holders of Series C; (v) fifth, to holders of Series B; and (vi) sixth, to holders of Series A redeemable convertible preferred stock (“Series A”). If the assets available for distribution are insufficient to make the full distributions to the holders of redeemable convertible preferred stock, the remaining assets will be distributed among the holders of the respective series for which distribution of the full preference was not made in proportion to the full preference to which such holders would otherwise be entitled.

After payment of the foregoing liquidation preferences in full, any remaining assets will be distributed among the holders of common stock pro rata, based on the number of shares of common stock held by each.

A liquidation or winding up of the Company, a greater than 50% change in control or a sale of substantially all of the Company’s assets would constitute a redemption event.

Conversion Rights. Each share of redeemable convertible preferred stock is convertible, at the option of its holder, into the number of fully paid and non-assessable shares of common stock which result from dividing the applicable original issue price per share by the applicable conversion price per share at the time of conversion. The following table sets forth the original issue price, conversion price and conversion rate per share in effect for each series of redeemable convertible preferred stock as of January 31, 2011:

	Issue Price	Conversion Price	Conversion Rate
Series A	$4.0000	$4.0000	1:1
Series B	0.3766	0.3766	1:1
Series C	0.5100	0.5100	1:1
Series D	1.1484	1.04327	1.10077:1
Series E	1.7007	1.44028	1.18081:1
Series F	0.7745	0.7745	1:1
Series G	2.7370	2.737	1:1

The conversion price of each series of redeemable convertible preferred stock, which was initially set at an amount equal to the issue price, is subject to adjustment for stock dividends, stock splits, recapitalization and upon the occurrence of certain triggering events related to anti-dilution protection rights. The conversion prices for the Series D and Series E shares were reduced at the time the Series F was issued because the Series F shares were issued at a lower price than the Series D and Series E conversion prices that were applicable at the time of the Series F issuance. Upon the adjustment of the Series D and Series E conversion prices a deemed dividend was recorded to increase the carrying value of the Series D and Series E based upon the value of the incremental common shares to which the Series D and Series E holders are entitled upon conversion.

All shares of redeemable convertible preferred stock automatically convert to common stock at the then-effective conversion price upon the sale of the Company’s common stock in a public offering at a price of not less than $1.93625 per share (as adjusted for stock splits, combinations or the like) and which results in net cash proceeds to the Company of at least $25.0 million (a “Qualified IPO”). Each series of redeemable convertible preferred stock automatically converts to common stock at its then-effective conversion price upon the vote of a majority of such series, voting as a separate class; provided, that with respect to the Series D, (i) conversion upon the vote of a majority is conditioned upon all shares of Series A, Series B and Series C being similarly converted and (ii) if such conversion is effected in connection with (x) a liquidation transaction in which the price per share

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

received by the holders of the Series D is less than $1.1484 per share (as adjusted for stock splits, combinations or the like) or (y) a public offering of common stock that is not a Qualified IPO, then the approval of the holders of at least 66-2/3% of the then outstanding shares of the Series D shall be required for such conversion. In addition, all shares of Series A, Series B and Series C automatically convert to common stock at the then-effective conversion price upon the vote of the holders of at least 60% of the then outstanding shares of Series A, Series B, and Series C, voting together as a single class on an as-if converted to common stock basis.

Redemption Rights. The Company’s Series G and Series F are redeemable on a pari passu basis at any time after the fifth anniversary of the date upon which any shares of Series G were first issued upon the request of at least 53.5% of the then outstanding shares of Series F. Upon such request all Series G and Series F would be redeemed for an amount equal to (i) $2.737 per share of Series G and (ii) $0.7745 per share of Series F, in each case, plus interest at a rate of 8% compounded annually from the Series G date of initial issuance. Series E is redeemable at any time after the redemption of the Series F and Series G upon the request of a majority of the then outstanding shares of Series E for an amount equal to $1.7007 per share plus interest at a rate of 6% compounded annually from the Series G date of initial issuance. Series D is redeemable at any time after the redemption of Series E stock upon the request of a majority of the then outstanding shares of Series D for an amount equal to $1.1484 per share plus interest at a rate of 6% compounded annually from the Series G date of initial issuance. Series C is redeemable at any time after the redemption of Series D upon the request of a majority of the then outstanding shares of Series C for an amount equal to $0.51 per share plus interest at a rate of 6% compounded annually from the Series G date of initial issuance. Series B is redeemable at any time after the redemption of Series C upon the request of a majority of the then outstanding shares of Series B for an amount equal to $0.3766 per share plus interest at a rate of 6% compounded annually from the Series G date of initial issuance. The Series A is redeemable at any time after the redemption of Series B upon the request of a majority of the then outstanding shares of Series A for an amount equal to $4.00 per share.

As the redemption events described above are not solely within the Company’s control, all shares of redeemable convertible preferred stock have been presented outside of permanent equity in the January 31, 2010 and 2011 balance sheets.

Voting Rights. Each share of Series A, Series B, Series C, Series D, Series E, Series F and Series G is entitled to one vote for each share of common stock into which such share of preferred stock is convertible on the record date for any vote, or effective date of any written consent, as applicable.

Accretion of Redeemable Convertible Preferred Stock

Stock issuance costs are being accreted via a charge to accumulated deficit over the period from the date of issuance of the redeemable convertible preferred stock to the date at which the redeemable convertible preferred stock becomes redeemable at the option of the holders of the redeemable convertible preferred stock.

The dividends on redeemable convertible preferred stock reflected in the statements of redeemable convertible preferred stock and stockholders’ deficit represent accretion of the redemption value of the redeemable convertible preferred stock using the interest method. The holders of the Series B, C, D, E, F and G are entitled to receive a per share redemption amount plus interest calculated from the issuance date of the latest round of redeemable convertible preferred stock financing. Accordingly, to the extent there are new issuances of redeemable convertible preferred stock, previously accrued dividends are reversed and a new dividend is calculated starting with the issuance date of the new series. As of January 31, 2010 the accrued dividends on Series B, Series C, Series D, Series E and Series F represent interest earned from the issuance of Series F shares in July 2009. Upon issuance of Series G in May 2010, the previously accrued dividends through that date were no longer payable. As of January 31, 2011 the accrued dividends on Series B, Series C, Series D, Series E,

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

Series F and Series G represent interest earned from the date of issuance of Series G shares in May 2010. The decrease in accrued dividends from January 31, 2010 to January 31, 2011 is reflected as “Reversals of dividends on redeemable convertible preferred stock, net of accruals.”

The holders of Series B, Series C, Series D, Series E, Series F and Series G are entitled to receive cumulative dividends in the event of conversion into common stock or liquidation of the Company. The dividends are payable in cash or shares of common stock, at the option of the Company. As of January 31, 2010, the Company did not have a sufficient number of authorized but unissued common shares to pay the cumulative dividends in common stock. The Company recorded additional preferred stock dividends incremental to the dividends recorded for accretion of the redemption value of the redeemable convertible preferred stock described above for the portion of the cumulative dividends for which a sufficient number of authorized and unissued common shares did not exist. The Company recorded incremental preferred stock dividends of $2.9 million during the year ended January 31, 2010, which represents the portion of the cumulative dividends accrued during the year that the Company would have been required to pay in cash if all of the redeemable convertible preferred stock was converted on January 31, 2010.

10.    Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period.

Diluted net loss per share is computed by giving effect to all potential shares of common stock, including stock options, convertible preferred stock warrants and redeemable convertible preferred stock, to the extent dilutive. Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential common shares outstanding would have been anti-dilutive.

The following table sets forth the computation of historical basic and diluted net loss per share.

	Fiscal Year Ended January 31,			Three Months Ended April 30,
Numerator	2009	2010	2011	2010	2011
				(unaudited)
	(in thousands)
Net loss	$(28,228)	$(16,753)	$(1,764)	$(3,004)	$(6,754)
Deemed dividend on Series D and Series E	—	(1,443)	—	—	—
Accretion of redeemable convertible preferred stock	(58)	(218)	(300)	(81)	(70)
Increase in cumulative dividends payable upon conversion or liquidation of redeemable convertible preferred stock	(3,751)	(6,461)	(8,978)	(1,883)	(2,320)

Net loss attributable to common stockholders	$(32,037)	$(24,875)	$(11,042)	$(4,968)	$(9,144)

	Fiscal Year Ended January 31,			Three Months Ended April 30,
Denominator	2009	2010	2011	2010	2011
				(unaudited)
	(in thousands, except per share data)
Weighted-average common shares outstanding used in computing basic and diluted net loss per share	5,881	6,482	10,761	7,791	14,900

Net loss per share, basic and diluted	$(5.45)	$(3.84)	$(1.03)	$(0.64)	$(0.61)

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

Net loss is increased by the cumulative dividends payable upon conversion or liquidation of redeemable convertible preferred shares earned each year to arrive at net loss attributable to common stockholders. The reversal of dividends on redeemable convertible preferred stock recorded on the statement of redeemable convertible preferred stock and shareholders’ deficit for the fiscal year ended January 31, 2009 reflects the reversal of previously recorded accretion of the redemption value of the redeemable convertible preferred stock in connection with the issuance of Series E and the reversal of previously recorded incremental dividends recorded for the portion of the cumulative dividends for which the Company did not have sufficient authorized shares of common stock as of January 31, 2008 while the amount of dividends reflected in the earnings per share calculation above represents the total increase in cumulative dividends during the fiscal year ended January 31, 2009.

The reversal of dividends on redeemable convertible preferred stock recorded on the statement of redeemable convertible preferred stock and shareholders’ deficit for the fiscal year ended January 31, 2011 reflects the reversal of previously recorded accretion of the redemption value of the redeemable convertible preferred stock in connection with the issuance of Series G and the reversal of previously recorded incremental dividends recorded for the portion of the cumulative dividends for which the Company did not have sufficient authorized shares of common stock as of January 31, 2010 while the amount of dividends reflected in the net loss per share calculation above represents the total increase in cumulative dividends during the fiscal year ended January 31, 2011.

The following potential common shares outstanding were excluded from the computation of diluted net loss per share because including them would have been anti-dilutive:

	As of January 31,			As of April 30,
	2009	2010	2011	2010	2011
				(unaudited)
	(in thousands)
Options to purchase common stock	18,707	31,388	33,408	31,057	37,633
Warrants to purchase convertible preferred stock	428	589	403	403	403
Convertible preferred stock	79,447	129,041	137,295	129,041	137,295

Total common stock equivalents	98,582	161,018	171,106	160,501	175,331

Unaudited Pro Forma Net Loss per Share

Pro forma basic and diluted net loss per share were computed to give effect to the conversion of the Series A, Series B, Series C, Series D, Series E, Series F and Series G and certain preferred stock warrants using the as-if converted method into common shares as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later and to reflect the number of shares whose proceeds would be necessary to pay the dividends on redeemable convertible preferred stock, which become payable upon completion of the initial public offering. The dividends are payable at the option of the Company in either shares of common stock or in cash. The Company intends to pay these dividends in cash from the net proceeds of the initial public offering.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

The following table presents the calculation of basic and diluted pro forma basic and diluted net loss per share (in thousands):

	Fiscal Year Ended January 31, 2011	Three Months Ended April 30, 2011
		(unaudited)
Numerator
Net loss as reported	$(1,764)	$(6,754)
Add: Change in fair value of preferred warrant liability	869	1,523

Pro forma net loss	$(895)	(5,231)

Denominator
Shares used in computing basic and diluted net loss per share	10,761	14,900
Adjustment for number of shares whose proceeds would be necessary to pay dividends on redeemable convertible preferred stock	1,710	1,855
Adjustment for assumed conversion of redeemable convertible preferred stock	134,742	137,295

Shares used in computing basic and diluted pro forma net loss	147,213	154,050

Pro forma net loss per share–basic and diluted	$(0.01)	$(0.03)

11.    Preferred Stock Warrants

In March 2004, the Company issued a warrant to purchase 185,874 shares of Series B at an exercise price of $0.3766 per share in exchange for services. The Company valued the warrant using the enterprise value option pricing model and recorded the fair value of the warrant as an expense on the date of issuance. The warrant is fully vested and exercisable through six years from the issue date. In April of 2010, the warrant to purchase 185,874 shares of Series B stock was exercised. The warrant was net settled via a cashless exercise in accordance with its contractual terms, resulting in the issuance of 124,470 shares of Series B.

In connection with the Company’s entry into a loan and security agreement with a bank in March 2006 described in Note 7—Debt Instruments, the Company issued a warrant for the purchase of 176,471 shares of Series C at an exercise price of $0.51 per share. In connection with the amendment of the loan and security agreement in May 2007, the Company issued a warrant for the purchase of 65,308 shares of Series D at an exercise price of $1.15 per share. The Company valued the warrants using an enterprise value option pricing model. On the dates of issuance the fair values of the Series C and Series D warrants were determined to be approximately $43,000 and $7,000 which was recorded as a debt discount and is being amortized to interest expense over the term of the loan agreements. The warrants are fully vested and exercisable through seven and six years, for Series C and D, respectively, from the issue dates. These warrants were outstanding as of January 31, 2009, 2010 and 2011. The interest expense recorded in connection with these warrants for the years ended January 31, 2009, 2010 and 2011 and the three months ended April 30, 2010 and 2011 was $17,000, $0, $0, $0 (unaudited) and $0 (unaudited), respectively.

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

In September 2009, in connection with the entry into the equipment financing line described in Note 7 – Debt Instruments, the Company issued two warrants. Each of the warrants is for the purchase 77,469 shares of Series F at an exercise price of $0.7745 per share. The Company valued the warrants using an enterprise value option pricing model. On the date of issuance the fair value of the warrants was determined to be approximately $12,000, which was recorded as a debt discount and is being amortized to interest expense over the term of the equipment loan and security agreement. The warrant is fully vested and exercisable through seven years from the issue date. These warrants were outstanding as of January 31, 2011. The Company recorded approximately $2,000, $4,000 and $1,000 (unaudited) of interest expense in connection with these warrants during the years ended January 31, 2010 and 2011 and the three months ended April 30, 2011, respectively.

The Company records the warrants as a liability at the initial grant date fair value and thereafter records gains and losses arising from the change in the fair value of the warrants as a component of other income (expense), in the statement of operations. The Company recorded gains (losses) of approximately $50,000, ($239,000), ($869,000), $0 (unaudited), and ($1,523,000) (unaudited) arising from the revaluation of the convertible preferred stock warrant liability for the years ended January 31, 2009, 2010 and 2011 and the three months ended April 30, 2010 and 2011, respectively. Significant terms and fair value of warrants to purchase redeemable convertible preferred stock are as follows:

	Expiration Date	Exercise Price	Shares as of January 31,			Fair Value as of January 31,
Preferred Stock Warrants			2009	2010	2011	2009	2010	2011
						(in thousands)
Series B	3/18/2010	.3766	185,874	185,874	—	$24	$108	$—
Series C	2/1/2013	.5100	176,471	176,471	176,471	20	95	482
Series D	5/4/2013	1.14840	65,308	65,308	65,308	5	27	153
Series F	9/4/2016	.7745	—	77,469	77,469	—	35	196
Series F	9/4/2016	.7745	—	77,469	77,469	—	35	196

			427,653	582,591	396,717	$49	$300	$1,027

	Expiration Date	Exercise Price	Shares as of April 30,		Fair Value as of April 30,
Preferred Stock Warrants			2010	2011	2010	2011
			(unaudited)		(unaudited)
					(in thousands)
Series B	3/18/2010	$0.38	—	—	$—	$—
Series C	2/1/2013	0.51	176,471	176,471	95	1,164
Series D	5/4/2013	1.15	65,308	65,308	27	402
Series F	9/4/2016	0.77	77,469	77,469	35	492
Series F	9/4/2016	0.77	77,469	77,469	35	492

			396,717	396,717	$192	$2,550

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

The fair value of the preferred stock warrant liability was estimated using an enterprise value option pricing model. The following assumptions were used in valuing the preferred stock warrant liability in the years ended January 31, 2009, 2010 and 2011 and the three months ended April 30, 2010 and 2011:

	January 31,			Three Month Ended April 30,
	2009	2010	2011	2010	2011
				(unaudited)
Expected life (in years)	3.75	2.00	1.50	2.00	0.67
Risk-free interest rate	1.31%	0.86%	0.31%	0.86%	0.23%
Expected volatility	57%	65%	60%	65%	60%
Expected dividend yield	0%	0%	0%	0%	0%

12.    401(k) Plan

The Company’s 401(k) plan, which covers all employees meeting certain eligibility requirements, is designed to provide tax-deferred retirement benefits in accordance with the provisions of Section 401(k) of the IRC. Eligible employees may defer up to 100% of their eligible compensation up to the annual maximum as determined by the IRS. The Company’s contributions to the plan are discretionary. The Company has not made any contributions to the plan to date.

13.    Subsequent Events (unaudited)

Approval of 2011 Equity Incentive Plan

On May 11, 2011 the Company’s board of directors approved adoption of the Pandora Media, Inc. 2011 Equity Incentive Plan (the “2011 Plan”), subject to shareholder approval, to go into effect on the date the Company’s S-1 registration statement becomes effective. Concurrent with the effectiveness of the planned initial public offering and adoption of the 2011 Plan, no future equity-based awards will be granted under the 2004 Plan. 12,000,000 shares, plus any shares remaining for issuance, or that become available upon forfeiture of outstanding awards, under the 2004 Plan will be reserved for future issuance under the 2011 Plan. On the first day of each fiscal year, starting with February 1, 2012, the number of shares in the reserve will increase by the lesser of (1) 10,000,000 shares, (2) 4.0% of the outstanding shares of common stock on the last day of the prior fiscal year and (3) another amount determined by the Company’s board of directors. The 2011 Plan will terminate in 2021, unless the board of directors terminates it sooner or extends it.

Debt Instruments

On May 13, 2011, the Company entered into a $30 million credit facility with a syndicate of financial institutions. The amount of borrowings available under the credit facility at any time is based on the Company’s monthly accounts receivable balance at such time, and the amounts borrowed are collateralized by the Company’s personal property (including such accounts receivable but excluding intellectual property). At the option of the Company, drawn amounts under the credit facility will bear an interest rate of either (i) an adjusted London Interbank offered, or LIBO, rate plus (A) 3.00% (if the debt outstanding is greater than or equal to $15 million) or (B) 2.75% (if the debt outstanding is less than $15 million) or (ii) an alternate base rate plus (x) 2.00% (if the debt outstanding is greater than or equal to $15 million) or (y) 1.75% (if the debt outstanding is less than $15 million). The adjusted LIBO rate is the LIBO rate for a particular interest period multiplied by the statutory reserve rate. The alternate base rate is the greatest of the prime rate, the federal funds effect rate plus 0.5% and the adjusted LIBO rate plus 1%. As of May 13, 2011, the Company had $9 million (unaudited) drawn and $21 million (unaudited) of available borrowing capacity under the credit facility. As of May 13, 2011, the

Pandora Media, Inc.

Notes to Financial Statements – (Continued)

interest rate on the drawn amount is 2.95% (unaudited). The credit facility contains customary events of default, conditions to borrowing and covenants, including restrictions on the Company’s ability to dispose of assets, make acquisitions, incur debt, incur liens and make distribution to stockholders. The credit facility also includes a financial covenant requiring the maintenance of minimum liquidity of at least $5 million. During the continuance of an event of a default, the lenders may accelerate amounts outstanding, terminate the credit facility and foreclose on all collateral.

On May 13, 2011 the September 2009 credit facility was paid in full and terminated. On May 13, 2011, the September 2009 equipment financing line was paid in full and terminated.

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